Form 20-F
IMAGICTV INC
filed 2001-07-18
CIK 1123713

     As filed with the Securities and Exchange Commission on July 18, 2001


               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2001

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____ to _____

          Commission file number:     0-31943
                                    ----------------------------------
                                 ImagicTv Inc.
            ------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                Not applicable
            ------------------------------------------------------
                (Translation of Registrant's name into English)

                                    Canada
            ------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                    One Brunswick Square, 14th Floor, Saint John,
                          New Brunswick, Canada E2L 3Y2
            ------------------------------------------------------
                   (Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                     None
            ------------------------------------------------------
        Securities registered or to be registered pursuant to Section 12(g) of the Act.
                          Common shares, no par value
            ------------------------------------------------------
        Securities for which there is a reporting obligation pursuant to
        Section 15(d) of the Act.

                                     None
            ------------------------------------------------------

                    Indicate the number of outstanding shares of each of the
            issuer's classes of capital or common stock as of the close of the period covered by the annual report.

               24,592,624 Common Shares as of February 28, 2001
            ------------------------------------------------------

            Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes   [X]     No  [_]

           Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17  [_]    Item 18   [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                             Yes   [_]     No  [_]

                               TABLE OF CONTENTS

Part I..............................................................................................      1
     ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............................      1
     ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE............................................      1
     ITEM 3.     KEY INFORMATION....................................................................      1
                 A.     Selected Financial Data.....................................................      1
                 B.     Capitalization and Indebtedness.............................................      2
                 C.     Reasons for the Offer and Use of Proceeds...................................      2
                 D.     Risk Factors................................................................      3
     ITEM 4.     INFORMATION ON THE COMPANY.........................................................     12
                 A.     History and Development of the Company......................................     12
                 B.     Business Overview...........................................................     12
                 C.     Organizational Structure....................................................     29
                 D.     Property, Plants and Equipment..............................................     29
     ITEM 5.     OPERATING AND FINANCIAL REVIEWS AND PROSPECTS......................................     29
                 A. and B. Operating Results and Liquidity and Capital Resources....................     29
                 C.     Research and Development, Patents and Licenses, etc.........................     37
                 D.     Trend Information...........................................................     38
     ITEM 6.     DIRECTORS AND EXECUTIVE OFFICERS...................................................     38
                 A.     Directors and Management....................................................     38
                 B.     Compensation................................................................     41
                 C.     Board Practices.............................................................     45
                 D.     Employees...................................................................     46
                 E.     Share Ownership.............................................................     47
     ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................................     49
                 A.     Major Shareholders..........................................................     49
                 B.     Related Party Transactions..................................................     50
                 C.     Interests of Experts and Counsel............................................     52
     ITEM 8.     FINANCIAL INFORMATION..............................................................     52
                 A.     Consolidated Statements and Other Financial Information.....................     52
                 B.     Significant Changes.........................................................     52
     ITEM 9.     THE OFFER AND LISTING..............................................................     52
                 A.     Offer and Listing Details...................................................     52
                 B.     Plan of Distribution........................................................     53
                 C.     Markets.....................................................................     53
                 D.     Selling Shareholders........................................................     53
                 E.     Dilution....................................................................     53
                 F.     Expenses of the Issue.......................................................     53
     ITEM 10.    ADDITIONAL INFORMATION.............................................................     54
                 A.     Share Capital...............................................................     54
                 B.     Memorandum and Articles of Association......................................     54
                 C.     Material Contracts..........................................................     55
                 D.     Exchange Controls...........................................................     55
                 E.     Taxation....................................................................     55
                 F.     Dividends and Paying Agents.................................................     60
                 G.     Statement by Experts........................................................     60
                 H.     Documents on Display........................................................     60

                 I.     Subsidiary Information......................................................     61
     ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........................     61
     ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............................     61

Part II.............................................................................................     61
     ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................................     61
     ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.......     61
                 A.     Use of Proceeds.............................................................     61
     ITEM 15.    [RESERVED].........................................................................     62
     ITEM 16.    [RESERVED].........................................................................     62

Part III............................................................................................     62
     ITEM 17.    FINANCIAL STATEMENTS...............................................................     62
     ITEM 18.    FINANCIAL STATEMENTS...............................................................     63
     ITEM 19.    EXHIBITS...........................................................................     86
     INDEX TO EXHIBITS..............................................................................      i

                                    PART I

     In this annual report, "ImagicTV," "the Company," "we," "us" and "our" refer to ImagicTV Inc. and its subsidiaries.


     All financial information presented in this annual report is expressed in U.S. dollars, except where indicated to the contrary. References to "$" or "U.S.$" are to U.S. dollars and references to "C$" are to Canadian dollars.

     Unless we indicate otherwise, all information in this annual report is stated as of July 12, 2001.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements. These statements include statements under the headings "Risk Factors" in "Item 3. Key Information", "Business Overview" in "Item 4. Information on the Company", "Management's Discussion and Analysis" in "Item 5. Operating and Financial Review and Prospects" and "Use of Proceeds" in "Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds" and elsewhere in this annual report regarding conditions in the telecommunications industry, our goals, our business model and plans, our efforts to develop and enhance our products, our expected sources of revenue, our future costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events, are based on information currently available to us and are subject to certain risks, uncertainties and assumptions, including those discussed in "Risk Factors" in "Item 3. Key Information." These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.    KEY INFORMATION

A.   Selected Financial Data

     You should read the following selected consolidated financial data together with the financial information set forth below under the heading "Management's Discussion and Analysis" in "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included in "Item 18. Financial Statements."

     The consolidated statement of operations data for the fiscal years ended February 28, 1999, February 29, 2000 and February 28, 2001 and the consolidated balance sheet data as of February 29, 2000 and February 28, 2001 are derived from, and are qualified by reference to, our consolidated financial statements which have been audited by KPMG LLP, Chartered Accountants, and are included elsewhere in this annual report. The consolidated financial statements are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and U.S. GAAP are described in note 11 to the consolidated financial statements. The consolidated statement of operations data for the period from December 24, 1997 (inception) to February 28, 1998 and the consolidated balance sheet data as of February 28, 1998 and February 28, 1999 is derived from audited financial statements not included in this annual report. The historical results below are not necessarily indicative of the results to be expected for any future period.

                                                                       Period from
                                                                    December 24, 1997            Year Ended
                                                                                              ----------------
                                                                     (inception) to      February 28,   February 29,   February 28,
                                                                    February 28, 1998        1999           2000           2001
                                                                    -----------------    ------------   ------------   ------------
                                                                          (in thousands of U.S. dollars, except per share amounts)
          Consolidated Statement of Operations Data:
          Revenues:
            License fees......................................         $           --    $         --   $      1,384   $      4,770
            Royalty fees......................................                     --              --             --          1,288
            Services..........................................                     --              14            393          1,791
            Equipment.........................................                     --             465            321          1,150
                                                                       --------------    ------------   ------------   ------------
          Total revenues......................................                     --             479          2,098          8,999
          Cost of revenues:
            Services..........................................                     --              --            657          2,379
            Equipment.........................................                     --             604            331          1,068
                                                                       --------------    ------------   ------------   ------------
          Total cost of revenues..............................                     --             604            988          3,447
                                                                       --------------    ------------   ------------   ------------
          Gross profit (loss).................................                     --            (125)         1,110          5,552
          Operating expenses:
            Sales and marketing...............................                     18             543          2,325          7,763
            Research and development..........................                     66           2,014          4,084          7,967
            General and administrative........................                     26             344            827          2,815
                                                                       --------------    ------------   ------------   ------------
          Total operating expenses............................                    110           2,901          7,236         18,545
                                                                       --------------    ------------   ------------   ------------
          Loss from operations................................                   (110)         (3,026)        (6,126)       (12,993)
          Other income (expense), net.........................                     --             (25)           524          1,559
                                                                       --------------    ------------   ------------   ------------
          Loss before provision for income taxes..............                   (110)         (3,051)        (5,602)       (11,434)
          Provision for income taxes..........................                     --             (17)           (44)           (24)
                                                                       --------------    ------------   ------------   ------------
          Net loss--in accordance with Canadian and U.S.
           GAAP...............................................         $         (110)   $     (3,068)  $     (5,646)  $    (11,458)
                                                                       ==============    ============   ============   ============
          Basic and diluted net loss per share--in accordance
           with Canadian and U.S. GAAP........................         $        (0.05)   $      (0.57)  $      (0.40)  $      (0.58)
                                                                       ==============    ============   ============   ============
          Weighted average number of shares used in
           computing basic and diluted net loss per share
           (000's)............................................                  2,331           5,336         13,968         19,796
                                                                       ==============    ============   ============   ============

                                                                    February 28,        February 28,   February 29,   February 28,
                                                                       1998                1999           2000           2001
                                                                   --------------      -------------   ------------   ------------
                                                                                   (in thousands of U.S. dollars)
          Consolidated Balance Sheet Data:
          Cash and cash equivalents...........................      $         245        $       603   $      6,396   $      1,332
          Short-term investments..............................                 --                 --             --         59,428
          Working capital.....................................               (139)             1,852          6,154         62,807
          Total assets........................................                289              3,153          9,859         71,846
          Long-term debt......................................                 --                 --          1,737          1,577
          Total shareholder's equity..........................               (109)             2,493          5,706         64,200

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

     An investment in our common shares involves a high degree of risk and should be considered speculative. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline.

Risks Related to Our Financial Condition

We began operations in January 1998. This limited operating history and the fact that our business is essentially dependent on one product, our DTV Manager software, makes our business and prospects difficult to evaluate.

     We have a limited operating history on which to base your evaluation of our business and prospects. We began our operations in January 1998 and did not release a product until December 1998. Our present operations consist of licensing our DTV Manager software, as well as our pcVu software and Movie Manager software which work in conjunction with DTV Manager, to telephone companies and other service providers, providing related services and further developing our software products. As such, our business is essentially dependent on our success in developing DTV Manager software and licensing it to service providers. There is no significant historical basis to assess how we, as a company in an early stage of development and whose business involves new and rapidly developing technologies, will respond to competitive, economic and technological challenges. If we fail to meet any of these challenges, our operating results could suffer, and you could lose all or part of your investment.

We incurred net losses of $11.5 million for the fiscal year ended February 28, 2001, we expect to continue to incur losses for the foreseeable future, and we may never achieve or sustain profitability.

     Since our inception, we have not had a profitable quarter. We incurred net losses of approximately $110,000 for the period from our inception on December 24, 1997 to February 28, 1998, $3.1 million for the fiscal year ended February 28, 1999, $5.6 million for the fiscal year ended February 29, 2000 and $11.5 million for fiscal year ended February 28, 2001. As of February 28, 2001, we had an accumulated deficit of approximately $20.3 million. We expect to incur significant operating expenses over the next several years. As a result of these expenditures, we expect to incur further losses for the foreseeable future, and we may never become profitable.

     To achieve profitability, we must generate and sustain substantially increased revenues and control future expense levels. We forecast our future expense levels based on our operating plans and on estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to the development of our products and services. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability. If we fail to become profitable, the value of your investment in our common shares could be significantly reduced.

The time required to complete a license on a commercial basis can be significant. As a result, there may be significant fluctuations in our quarterly operating results that could cause our share price to decline.

     We believe that the purchase of our DTV Manager, pcVu and Movie Manager software and our related services involves a significant commitment of capital and other resources by a telephone company or other service provider. In many cases, the service provider's decision to offer services based on our software products may require a service provider to change its established business practices, to conduct its business in new ways and potentially to make substantial upgrades to its infrastructure. As a result, we must educate service providers on the use and benefits of our software products, which can require us to commit significant time and resources without necessarily resulting in revenues. In addition, service providers generally must consider a wide range of other issues before committing to purchase our software products. Many potential customers enter into trial license agreements with us in order to use our software products on a trial basis. The success of these trials often determines whether or not the potential customer licenses our software on a commercial basis. Further, the telecommunications industry is experiencing a significant reduction in capital spending which will likely result in a delay in the substantial capital commitments associated with the commercial deployment of our software. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our software products.

     As a result of the foregoing, the time from an initial product demonstration to a customer to the entering into of a commercial license with the customer, may be significant. In the past, our sales cycle has ranged from six to 12 months and, in some instances, has been significantly longer. This lengthy sales cycle limits our ability to forecast the timing and amount of specific sales in a particular quarter and will likely continue to cause significant fluctuations in our quarterly operating results. Because of these fluctuations, we believe that neither our past performance nor period-to-period comparisons of our operating results are, or will be, a good indication of our future performance. If our operating results for a particular period fail to meet analyst and investor expectations that are based on our past performance or on period-to-period comparisons of our operating results, our share price could decline.

If we cannot raise needed additional capital in the future, our business could suffer.

     We expect that our cash position, as of May 31, 2001 will be sufficient to meet our working capital requirements for approximately the next 24 months. In the longer term, we may need to raise additional capital, which may not be available on terms acceptable to us, if at all. If we cannot raise necessary additional capital on acceptable terms, we may not be able to increase sales, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could cause our business to suffer.

Risks Related to Our Business and Industry

If service providers do not successfully deploy broadband technologies and services, a market for our software products will not develop.

     Our software products can only be implemented over a broadband network. Telephone companies and other service providers have only recently begun offering broadband services such as xDSL. If a significant number of service providers decides not to enter the broadband services market, the market for our software products will not grow in the way we anticipate. Sales of our software products largely depend on the increased use and widespread adoption of broadband services and the ability of service providers to market and sell broadband services, such as high-speed Internet access and multi-channel digital television services, to residential subscribers.

     The telecommunications industry has suffered a significant slowdown in recent months, and one can anticipate that there may be a reduction in the number of our potential customers due to industry consolidation, financial difficulties or other factors. Even if service providers decide to deploy broadband services, this deployment may not be successful. Service providers have delayed deployments in the past and may delay deployments in the future. Factors that could cause a service provider not to deploy, to delay deployment of or to fail to successfully deploy the broadband services for which our software products are designed include the following:

     . the financial difficulty suffered by many service providers, particularly competitive local exchange carriers, in recent times;

     .    regulatory prohibitions, restrictions, uncertainties and delays;

     .    reduction in capital spending within the telecommunications industry;

     . the quality of the service provider's network infrastructure and cost of infrastructure upgrades and maintenance;

     . the inexperience of the service provider in providing broadband services and the lack of sufficient technical expertise and personnel to install products and implement services effectively; and

     . the inability of the service provider to predict return on its investment in broadband-capable infrastructure and equipment.

     Unless service providers successfully deploy the infrastructure required to provide broadband services to their subscribers, who are the ultimate consumers of services based upon our software products, their networks will not be capable of supporting our software products. If that deployment does not occur, a market for our software products will not develop, and we will not be able to achieve our business objectives and increase our revenues.

If service providers fail to deploy services based upon our software throughout their service areas, our business will not grow.

     We generate revenues from initial license fees charged to our customers based on the size of the geographic area under license, and from ongoing royalty fees charged to customers on a per subscriber basis. As a result, our growth and future success depend substantially on our ability to attract new customers and to convince these customers to deploy services based upon our software products to their subscribers throughout their service areas. We believe that many service providers will be unwilling to commit to broad deployment of services based on our products until they have completed trials of our products as well as those of our competitors. Our ability to sell our software products will depend principally on how successfully we can demonstrate to service providers that:

     . our software is reliable and capable of delivering service to a large number of subscribers without degradation of quality;

     . subscribers will purchase multi-channel digital television and interactive media services based on our software at prices and in quantities that will justify the service provider's investment in our products and related services and in any necessary infrastructure upgrades;

     . our software will remain compatible with industry standards and technology as they evolve; and

     . our software will enable the service provider to sell new services to existing and new subscribers.

     We have licensed our software products to 10 customers in North America, Europe and Asia. Of these customers, two telephone companies have launched commercial services to subscribers, an additional three telephone companies and one multiple dwelling unit service providers have licensed DTV Manager for commercial deployment, and four other telephone companies have entered into a trial license agreement. In addition, we have installed DTV Manager for limited testing purposes on networks of 12 other service providers in North America, Europe and Asia. None of our customers is contractually obligated to deploy, market or promote services based on our software, nor is any of our customers contractually required to achieve any specific introduction schedule. Accordingly, even if a service provider initiates a consumer trial of services based on our products, the service provider is under no obligation to continue its relationship with us or to launch a full-scale deployment of services based on our products in the geographic area under license or more broadly through its service territories. If service providers determine that services based on our products are not viable as a business proposition or if they determine that the services do not meet their business or operational strategies, they may stop using our software products to provide those services. If we are unable to sell our products and services to a substantial number of additional service providers or if our existing and any new customers fail to broadly deploy services based on our software products, our growth prospects and revenues will suffer.

If our customers are unable to attract and retain subscribers, our revenues will suffer.

     Our customers' subscribers are the ultimate consumers of multi-channel digital television and interactive media services based upon our software products. We expect to derive a substantial portion of our future revenues from royalties charged to our customers on a per subscriber basis. Accordingly, our revenues will depend to a significant extent upon the number of subscribers to whom our customers deliver multi-channel digital television and interactive media services based upon our software products. The extent to which our customers attract and retain subscribers will depend on, among other things, their ability to effectively configure and package, competitively price and effectively market their service offerings.

     Also, many of our customers will face competition from companies that offer multi-channel digital television and interactive media services through alternative technologies that are incompatible with our software products. These alternative technologies include coaxial cable, some fixed wireless and satellite technologies. Cable operators, in particular, are currently deploying products that are capable of delivering voice, Internet and television services over cable.

     We cannot assure you that our customers will succeed in attracting and retaining a meaningful subscriber base that purchases services delivered through our software products. If our customers are unable to attract and retain a significant number of subscribers, our revenues will suffer, and we may never become profitable.

Competitive products may reduce demand for our products and thus reduce the value of your investment in our company.

     We compete directly with Next Level Communications, Inc., mPhase Technologies, Inc., Myrio Corporation, Minerva Networks, Inc. and thirdspace, which provide products and services that are competitive with all or part of our products and related services. In addition, Liberate Technologies, an indirect competitor, provides technology and services relating to interactive television. Competition in the market for software solutions for the delivery of multi-channel digital television or interactive media services is significant and will likely persist and intensify over time. We cannot predict that we will obtain or maintain the market share or pricing levels that we need to become and remain profitable. By using the same standards upon which our software products are based, a competitor with sufficient resources could design and market a similar product that competes directly with our software products. Some of our competitors may develop some or all of the interactive media services that we intend to develop and may sell these services to service providers for deployment separately or in conjunction with our software products. This could have a significant effect on our ability to expand the range of our product offerings over time.

     Many of our existing and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, technical, sales, marketing and other resources than we have. If we are unable to continuously improve our software products and if we cannot generate effective responses to our competitors' products, pricing strategies, advertising campaigns, strategic partnerships and other initiatives, sales of our products and our profit margins may suffer, and we may never become profitable.

Three customers generated 56% of our revenues in fiscal 2001, and we expect to continue to rely on a limited number of customers for a significant portion of our revenues for the foreseeable future.

     In our first two years of operation, we derived a significant portion of our revenues from only three customers. Since our target customer base is primarily telephone companies and other service providers, excluding cable and satellite network operators, we expect to continue to derive a significant portion of our revenues from a limited customer base. In fiscal 1999, NBTel, a subsidiary of Aliant, our largest shareholder, accounted for 97% of our revenues. For fiscal 2000, NBTel, Kingston Vision and SaskTel, the incumbent local exchange carrier in the Province of Saskatchewan, each accounted for more than 10% of our revenues and together accounted for 85% of our revenues. For fiscal 2001, NBTel, CenturyTel, a provider of integrated communication services in 20 U.S. states, and Boardwalk Equities, an operator of multiple dwelling units in Canada, each accounted for more than 10% of our revenues and together accounted for 56% of our revenues. In particular, for fiscal 2001, NBTel accounted for 28% of our total revenues and 19% of our revenues excluding equipment sales, an activity from which we do not anticipate substantial future revenues. For further information on our sources of revenue, see "Management's Discussion and Analysis--Overview'' in "Item 5. Operating and Financial Review and Prospects." If new customers from our limited base of potential customers do not license our software or if our existing and any new customers are not successful in selling services based upon our software products to a significant number of subscribers, we may never become profitable.

The failure of interactive television to gain broad market acceptance could limit our potential growth and revenues.

     Our DTV Manager software enables service providers to deliver interactive media services in addition to multi-channel digital television services. Some of our anticipated growth depends, among other things, on the broad acceptance of interactive television by industry participants, including broadcast and pay-television networks and manufacturers of televisions and set-top boxes, and their ability to successfully market interactive television to viewers and advertisers. Interactive television is a relatively new and emerging business, and we cannot guarantee that it will attract widespread demand or acceptance in any of our markets. There have been several well-financed, high-profile attempts in the United States to develop and deploy systems in the broad category of interactive television. None of these attempts has resulted in large scale deployment, and many key industry participants have avoided participating in interactive television. If interactive television fails to gain market acceptance, subscriber growth may be adversely affected, and our ability to generate revenues may be restricted.

If we fail to introduce new functionality in our products or if our new products are unsuccessful, our growth prospects will be limited. We also may not recover in revenues amounts we expend for research and development.

     We generate revenues from one-time license fees, royalties payable by service providers on a per subscriber basis and fees for maintenance and professional services. In order to generate long-term revenue growth and become profitable, we believe we must continue to add new functionality to our products. In many instances, this new functionality may require use of new technologies and/or new industry standards. To meet this challenge, we must obtain key contributions from programmers, product planners, technical architects and other internal staff. We must also obtain proper information from the marketplace, including our customers and industry analysts. Our failure to meet this challenge in any way could limit our growth prospects. For example, we have agreed to provide $500,000 of research and development services to America Online with a view to developing custom applications relating to the interoperability of our software with America Online's services. In addition, we have agreed to provide an additional $2,500,000 of continued research and development services if America Online licenses our DTV Manager software on a trial basis or for commercial deployment. At the date of this annual report we have not entered into any license agreement in this regard with America Online. We cannot assure you, however, that any of these costs or any other costs that we expend for research and development will result in the generation of any revenues by us.

If we fail to develop and maintain relationships with industry participants, our business could suffer.

     We rely and expect to continue to rely upon non-exclusive relationships with a number of major participants in the telecommunications, computer and software industries to ensure the interoperability of our software with their hardware and software, such as network and encoder equipment, set-top boxes and database software systems, and to market and jointly promote the sale of our products with their products. Generally, our arrangements and formal agreements with these industry participants are short-term or terminable on short notice. Further, other industry relationships remain informal. We typically do not receive any monetary compensation, in the form of revenues, referral fees or otherwise, under these arrangements, and we typically do not directly generate revenues from these arrangements. If the nature of these relationships changed significantly, or if these relationships failed to evolve in ways consistent with our business plan, our software would still operate with their third-party hardware and software, but our ability to market and sell our software products could suffer.

If we fail to properly manage our growth, our business will suffer.

     Our development activities and operations have expanded rapidly since our operations began in January 1998. In fiscal 2001, the number of our employees increased from approximately 110 to 216. To manage our growth, we must successfully implement, constantly improve and effectively utilize our operational and financial systems. Our existing or planned operational and financial systems may not be sufficient to support our potential growth, and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If our growth is not adequately managed, our business will suffer.

If we fail to hire and retain needed personnel, the implementation of our business plan could slow or our future growth could halt.

     Competition for highly skilled technical, sales, marketing and support personnel is intense because there are a limited number of people available with the necessary technical skills, knowledge of the telecommunications industry and understanding of the market. As our business grows, we plan to hire additional technical support, sales and marketing personnel. Any failure to attract, assimilate, train or retain qualified personnel to fulfil our current or future needs could slow implementation of our business plan or halt our future growth.

     Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. Our executive officers are Marcel LeBrun, President and Chief Executive Officer, Allan Cameron, Vice President of Technology, Gerry Verner, Vice President of Marketing and Business Development and Marjean Henderson, Vice President and Chief Financial Officer. The loss of the services of any of these individuals could delay the development and introduction of, and negatively impact our ability to sell, our products.

Currency exchange rate fluctuations could adversely affect our financial results.

     Fluctuations in foreign exchange rates may affect our results of operations, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. As our operations are currently based in Canada, a significant portion of our expenses are in Canadian dollars. However, a substantial part of our revenues is currently generated in U.S. dollars, and we expect that a majority of our revenues for the foreseeable future will be generated in U.S. dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected. Also, changes in foreign exchange rates may affect the relative prices at which we and foreign competitors sell products in the same market.

Risks Related to Our Technology

If our software cannot support and manage a substantial number of users, demand for our products and services will decline significantly.

     Our software relies on the large-scale use of Internet Protocol and, more specifically, Internet Protocol multicast technology. Our customers' commercial deployments to date have shown that our software can support the concurrent delivery of multi-channel digital television and interactive media services to approximately 10,000 subscribers. While we believe that our software, through the use of Internet Protocol multicast technology, can support delivery of multi-channel digital television and interactive media services to a significantly larger number of customers without significant redesign or expense, there is currently no large scale customer deployment of our software products to support our belief. If our software's reliance on Internet Protocol multicast technology significantly limits the ability of our customers to serve their desired subscriber base, demand for our products and services will decline, our ability to generate revenues will suffer, and we may incur significant costs.

If suppliers do not continue to manufacture and make available products that support our software, we may be unable to meet the demands of service providers.

     Although we have designed our software so that it can be adapted to work on a number of different hardware and software platforms, we must modify our software each time we adapt it to a new platform. At this time, our software operates only on the following server, database and set-top box platforms:

     .    a Sun Microsystems server platform;

     .    an Oracle Corporation database platform; and

     .    a Pace Micro Technology plc or a Motorola set-top box platform.

     If the availability of these products becomes limited, or if the cost of these products increases, we may be unable to meet, in a timely and cost-effective manner, demand for software that runs on alternative servers, databases and set-top boxes. Our current agreement with Sun Microsystems expired in June 2001. We are negotiating a new agreement and continue to operate under the terms of the original agreement. Moreover, although we believe that we can adapt our software to operate on other server, database and set-top box platforms, we would incur additional costs to do so, and we cannot assure you that our products would operate successfully in actual deployment on any of these other platforms. If we fail to satisfy our customers' demands, they may cease doing business with us, and our revenues would suffer.

Rapid technological advances or the adoption of new standards could impair our ability to deliver our products to service providers in a timely manner, and as a result, our revenues would suffer.

     Our success depends in large part on our ability to keep our software current and compatible with evolving technologies and standards. Unexpected changes in technology or standards could disrupt the development of our software products and prevent us from meeting deadlines for the delivery of our software products. If we are unable to keep pace with technological advancements and adapt our software to new standards in a timely manner, we may lose customers, and our revenues would suffer.

The occurrence of any defects, errors or failures in our software could result in delays in installation and loss of customers.

     Our software is complex and may contain undetected defects, errors or failures. These problems have occurred in our software in the past. Additional problems may occur in our software in the future, which could result in the loss of, or delay in, market acceptance of our software products. In addition, we have limited experience with commercial deployment, and we expect additional defects, errors and failures as our business expands from trials to commercial deployment with customers. These problems could result in a loss of sales and additional costs and liabilities to us, including loss of our customers.

If our technology were responsible for the failure of service providers to deliver services to subscribers, our reputation and viability could be seriously damaged.

     We expect that most service providers that purchase our software products will deliver multi-channel digital television and interactive media services in conjunction with voice and Internet services. If our software is responsible, or appears to be responsible, for a failure to deliver voice, Internet or television, a likely result would be severe customer service or public relations problems that could seriously damage our reputation and viability.

Risks Related to Legal Uncertainties

Because much of our potential success and value lies in our ownership and use of intellectual property, our failure to protect our intellectual property could negatively affect us.

     Our ability to compete effectively is dependent in large part upon the maintenance and protection of our intellectual property. We currently do not have patents or trademark registrations protecting our products and other intellectual property other than a Canadian trademark registration for "iMagic.'' To date, we have relied on trade secret and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to our technology. We typically enter into confidentiality or license agreements with our employees, consultants, customers, strategic partners and vendors in an effort to control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary technology without authorization. Policing unauthorized use of our intellectual property is difficult. The steps we take may not prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside Canada and the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect our business.

We may be subject to damaging and disruptive intellectual property litigation.

     The software development and the interactive television businesses are very litigious. We may be subject to intellectual property litigation that could:

     .    be time-consuming and expensive;

     .    divert attention and resources away from our daily business;

     .    impede or prevent delivery of our products and services; and

     .    require us to pay significant royalties, licensing fees and damages.

     Although we are not aware that our products or services infringe any published patents or registered trademarks, and although we have not been served notice of any potential infringement, we may be subject to infringement claims in the future. Because patent applications are kept confidential for a period of time after filing, applications may have been filed that, if issued as patents, could relate to our products or services.

     Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products and services in Canada, the United States and other jurisdictions and could cause us to pay substantial damages. In the event of a successful claim of infringement, we and our customers may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, as well as resulting damages, license fees, royalty payments and restrictions on our ability to provide our products or services, any of which could harm our business.

Laws and government regulation and policies in various jurisdictions may restrict the willingness or ability of service providers to purchase our software and deliver multi-channel digital television and interactive media services to subscribers.

     Service providers in jurisdictions where we currently do business and where we intend to do business in the future operate in heavily regulated industries. Although we, in providing our products and services, are not now directly subject to significant regulation, our existing and potential customers are subject to laws, regulations and policies, including licensing and permit requirements, zoning restrictions, laws regulating the provisioning of television services, copyright laws which may be interpreted or amended to restrict the capture and "time shifting" of television programming and foreign share ownership restrictions, that could adversely affect their willingness or ability to:

     .    invest in technology necessary for our software to operate; or

     . offer multi-channel digital television and interactive media services to subscribers.

     As a result, these laws, regulations and policies may impede sales of our products and services. For a more thorough discussion of the regulatory issues that may affect our business, see Business Overview - Regulation of Service Providers in "Item 4. Information on the Company."

If we are treated as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may be subject to an unfavorable tax regime.

     While we believe, based on our income, assets and activities, that we should not be a passive foreign investment company for our taxable year ended February 28, 2001, it is possible that we will nonetheless be treated as a passive foreign investment company for U.S. federal income tax purposes for such taxable year or for later taxable years. If we are classified as such, a special tax regime would apply to "excess distributions" with respect to shares held by a U.S. shareholder and to any gain realized on the sale or other disposition by a U.S. shareholder of shares held for more than one taxable year, unless the U.S. shareholder timely makes an election available under applicable law. For a more thorough discussion of the passive foreign investment company rules, see "Certain Canadian and United States Income Tax Considerations--United States Federal Income Tax Considerations--Passive Foreign Investment Company Considerations" in "Item 10. Additional Information."

     You should rely only on the information contained in this annual report. We have not authorized any other person to provide different information. You should assume that the information appearing in this annual report is accurate only as of July 12, 2001. Our business, financial condition, results of operations and prospects may have changed since that date.

ITEM 4.   INFORMATION ON THE COMPANY

A.   History and Development of the Company

     See "Management's Discussion and Analysis - Overview" in "Item 5. Operating and Financial Review and Prospects."

     Our principal executive officers are located at One Brunswick Square, 14/th/ Floor, Saint John, New Brunswick E2L 3Y2, Canada. Our agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, 13/th/ Floor, New York, New York 10019, whose telephone number is (212) 590-9200.

B.   Business Overview

     We develop and license infrastructure software products and provide related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband or high-speed communications network. Our software is based on open, Internet-based standards for software and networking and is designed to work in conjunction with industry standard, third-party hardware and software. Service providers can implement our software in conjunction with industry standard third-party hardware and software over existing copper phone lines using xDSL technology, including ADSL and various broadband access technologies such as fiber to the home and broadband wireless technologies.

     Our customers include incumbent local exchange carriers, competitive local exchange carriers which compete with incumbent local exchange carriers in local telephone markets, and multiple dwelling unit service providers. We also offer our products and services to providers of broadband transmission services such as power and utility companies and Internet service providers.

     We believe telephone companies and other service providers are seeking solutions that will allow them to deliver multi-channel digital television services bundled with their existing voice and Internet service offerings and thus to compete with cable and satellite television operators in the emerging market for integrated voice, Internet and television services. By implementing our primary software product,

DTV Manager, over existing broadband networks and by acquiring and installing additional equipment as subscribers activate service, we believe that service providers can cost effectively offer their subscribers the following services through televisions and personal computers:

     .    digital television with unlimited channel capacity and

     .    interactive media services, such as:

          .    Internet-on-television, including e-mail and Web access;

          .    video-on-demand;

          .    self-service pay-per-view;

          .    an interactive program guide; and

          . a customizable television portal that provides access to various available services, including television stations, websites, digital music channels and e-commerce sites.

Our DTV Manager software also enables service providers to manage subscriber accounts through service provisioning, customized package offerings and integrated voice, Internet and television billing.

The ImagicTV Solution

     Our software enables telephone companies and other service providers to deploy multi-channel digital television and interactive media services over a broadband network. It is standards-based and is designed to work in conjunction with industry standard, third-party hardware and software and to integrate with the service provider's existing network and systems. Our software takes advantage of advancements in communications transmission technology, Internet Protocol networking standards and video and audio compression technologies. To implement our software, the service provider's network must comply with various Internet-based standards for software and networking.

     Third-party hardware and software are required to utilize our software products. At this time, our software operates on a Sun Microsystems server platform, an Oracle database platform and a Pace or Motorola set-top box platform. Required video encoder equipment is available from Harmonics Software Inc. We are currently upgrading the set-top box components of DTV Manager to operate on a Thomson set-top box platform. We anticipate further modification of our software in the future so that it will operate on other server, database and set-top box platforms. Furthermore, our software products are designed to operate over standard network equipment deployed by our customers, which consists of hardware products from a variety of vendors, including Alcatel, Cisco Systems, Innovia Telecom, Lucent Technologies Inc. and Nortel Networks Corp.

     Our software products are designed to support multiple televisions and personal computers in the home. The number of televisions and personal computers in a home that our software can support will depend upon the capacity of the broadband network and the type of video compression employed by the service provider. For example, using current ADSL technology at transmission rates of six megabits per second and with data compression allowing video transmission at a rate of 3.5 megabits per second, our software can support one television and one personal computer over a single line to the home. By further compressing data to allow video transmission at a rate of 2.5 megabits per second, the service provider can simultaneously support service to two televisions and a personal computer over the same line. With faster technologies such as VDSL and fiber to the home, where and when available, the service provider can use our software to support additional devices in the home. In each case, a subscriber can also use the telephone and access high-speed Internet services while using the television.

Products and Services

     Our software products currently consist of DTV Manager, pcVu and Movie Manager which are offered together with our professional services and maintenance and technical support services.

DTV Manager

     DTV Manager, our primary product, is a suite of software that integrates, supports and manages the hardware and software components of the service provider's network to enable the service provider to deliver multi-channel digital television and interactive media services from its head office to its subscribers' homes. DTV Manager software falls into three broad categories: viewer component software, administration system software and operations system software.

     Viewer Component Software. The viewer component software supports set-top boxes in a subscriber's home and allows the subscriber, through the use of a standard television remote control, a wireless keyboard or other device, to browse through a television portal or an interactive program guide, to make on-screen selections of video-on-demand programming and television, pay-per-view and Web channels, and to view information banners that appear at the top of the television screen when new channels are selected. The interactive program guide and the television portal are features of the viewer component software that a service provider can customize to brand its service offering and incorporate local content. The interactive program guide includes up to seven days of information on channel content which a service provider may update on a regular basis. The television portal also provides access to interactive channels which, for example, may offer online shopping, online banking, Web browsing, video-on-demand and other services. The viewer component software is stored in memory on the set-top box. Without any action required by the subscriber, a service provider can make changes to the viewer component software by remotely distributing software updates over the service provider's network to the subscriber's set-top box.

     Administration System Software. The administration system software allows service providers to maintain information about subscribers, including the subscriber's profile, class of service, passwords and usage. It supports workstations at a service provider's head office, where the service provider's administrative personnel can use subscriber information to define and configure subscriber accounts and programming packages. Administration system software also allows a service provider's administrative personnel to manage individual subscriber accounts, for example, by blocking particular television channels pursuant to a subscriber's requests.

     Operations System Software. The operations system software facilitates the service provider's management of the content delivered to subscribers. The operations system software consists of a variety of components resident on servers at the service provider's head office and at the subscriber's premises on a set-top box or PC. These components allow the service provider to track and collect subscriber usage data, to deliver television programming information to set-top boxes, to initialize and support the set-top boxes and to run a business support system and a network management system. Through the operations system, a service provider can also customize programming packages.

pcVu

     pcVu works in conjunction with DTV Manager and allows a subscriber to receive multi-channel digital television services on a personal computer. It includes a software-based tuner resident on the personal computer and does not require additional hardware in the personal computer. pcVu is designed to deliver high quality digital broadcast television signals so that, to the subscriber, there is no visible distinction between a broadcast delivered over a television and a broadcast delivered over a personal computer. The software is designed to allow a subscriber to watch television while simultaneously using his or her Web browser and other standard software packages.

Movie Manager

     Movie Manager works in conjunction with DTV Manager to allow subscribers to access DVD quality video content on demand. It provides VCR style control to the subscriber through the use of the set-top box remote control. With Movie Manager the service provider can manage the delivery of the content and customize its business application for video rentals by the subscriber.

Services

     Professional Services. We provide professional services that a service provider may need in conjunction with the introduction of a DTV Manager service offering. For example, we offer project management services, which assist the service provider in defining its subscribers' needs and creating an implementation plan. We also offer ongoing program management services, which include operational planning, marketing strategy and portal design and customization. In addition, we assist service providers in identifying and negotiating agreements with potential hardware, software and content providers.

     Maintenance and Technical Support Services. We provide comprehensive services that include training, installation, configuration, maintenance and support services. We assist customers in the design of their networks, the selection of hardware and software components and the integration of our software with their existing systems. We also offer a training course for all new customers prior to receiving and installing a system. In addition, we provide direct on-site or telephone support. To monitor service activities, we maintain a customer call tracking system. We also maintain an Internet-based management interface to our equipment to assist with diagnostics.

Benefits of Our Software

     Our products and related services provide numerous potential benefits to service providers and enable service providers to deliver various benefits to their subscribers.

Benefits to the Service Provider

     Our software provides the following potential benefits to service providers:

     . Integrated Bundled Services to Subscribers. Service providers can offer subscribers multi-channel digital television and interactive media services, through the television and the personal computer, in conjunction with voice and high-speed Internet services. This offers a service provider the opportunity potentially to increase its revenue stream from existing subscribers and to increase its subscriber base.

     . Uses Existing Infrastructure. Service providers can take advantage of existing broadband networks, including xDSL, fiber optic and wireless broadband access technologies, to implement DTV Manager. As a result, we believe that service providers can quickly and cost-effectively design and implement our software products. Subsequent investments in technology are variable and directly related to the number of subscribers the service provider activates or anticipates activating.

     . Flexible Technology Architecture. Our software products are based on open, Internet-based standards and are designed to work in conjunction with industry standard, third-party hardware and software. Our software can simultaneously support xDSL, fiber optic and wireless broadband technologies on a single network so that a service provider can continue to use our software throughout its network upgrade process.

     . Scalability. Our software products take advantage of Internet Protocol multicast technology and are designed to enable a service provider to simultaneously serve a large number of subscribers from a single server without degradation of service and without any changes to our software.

     . Ability to Fully Manage Network Remotely. Using features of DTV Manager, a service provider can remotely perform diagnostics and reboot set-top boxes in subscribers' homes. DTV Manager keeps track of a variety of information related to subscriber usage and maintains error-log files so that the service provider can troubleshoot problems from its premises.

     . Ability to Deliver Integrated Television Portal. An important element of DTV Manager is its ability to enable our customers to integrate a Web-based portal page with the services they offer. A service provider can customize its portal with local content and seek to generate additional revenue by selling space to advertisers, such as e-commerce companies and local subscriber area merchants.

     . Customized Services and Pricing. Service providers can brand their service offerings and customize them to particular subscribers or groups of subscribers by offering a variety of program packages. Service providers can also structure a variety of subscriber payment packages based on subscription, pay-per-view and other pricing models.

     . Unlimited Channel Capacity and Enhanced Media Services. Our software can support an unlimited number of channels and allows for the delivery of video-on-demand, digital music, Internet content and websites as separate channels in addition to broadcast television channels.

     . Integration with Existing Systems. DTV Manager is designed to integrate with a service provider's existing accounting, marketing and network management software systems. For example, DTV Manager's integration with existing billing systems allows, subject to regulatory restrictions, a service provider to deliver one bill to a subscriber for voice, Internet and television services.

Benefits to the Subscriber

     With our software, service providers can deliver the following benefits to their subscribers:

     . Multi-channel Digital Television. Subscribers can access multi-channel digital television through standard televisions and personal computers.

     . Feature-Rich Interactive Program Guide. An interactive program guide allows subscribers to view present and future programming information and to make on-screen selections of television shows, pay-per-view programs, websites and other content. Subscribers can also use the interactive program guide to access a parental control feature that enables them to select and block access to channels.

     . Always on Internet-on-Television. Our software allows for "always on" Internet access through the television. With browser software resident in set-top boxes and "always on" Internet access, subscribers can be one click away from the Internet at all times. Subscribers can browse the Web and can send and receive e-mail using the set-top's remote control or wireless keyboard.

     . New Programming and Entertainment Options. The subscriber may access a host of enhanced services, including video-on-demand, e-commerce, digital music, Web channels and self-serve pay-per-view, without requiring equipment changes or service calls.

     . Convenient Service Offering Package. Subscribers can receive voice, Internet and television services through one service provider and can pay for these services on a single bill, if offered.

Strategy

     Our goal is to be the leading developer and provider of software products and related services that enable telephone companies and other service providers to cost-effectively deliver and manage multi-channel digital television and interactive media services. Our strategy includes the following key objectives:

     . Expand Our Sales and Marketing Efforts. We intend to establish market leadership by continuing to focus on the successful and wide scale deployment of our software with our current customers and by expanding our customer base to include a broad range of service providers, particularly those with large subscriber bases.

     . Build Our Global Presence. Currently we have sales offices in Canada, the United States, the United Kingdom and Singapore. We plan to expand our presence in North America, Western Europe and in select countries in Asia, where we intend to establish sales and service centers. In other geographic areas, we intend to take advantage of opportunities as they arise with a long-term goal of establishing a worldwide presence.

     . Develop and Expand Our Industry Relationships. We currently have sales, marketing and development relationships with several vendors. We believe that forging and expanding relationships with key vendors is critical to a broad deployment of our products and services and for the further development of our software products.

     . Continue to Enhance Our Products and Develop New Applications. We intend to continue investing in research and development, focusing our spending on product enhancements and new applications that are designed to enable service providers to reduce costs or generate additional revenue. Further, it is our goal to continue to develop software that is based on open systems.

     . Adhere to Industry Standards. We believe that adherence to industry standards and development principles strengthens our market position. Accordingly, we support these standards and development principles throughout our product line. This approach is designed to enable service providers to integrate our software products with their existing infrastructure on a cost-effective basis.

Technology

Implementation Architecture

     Our software products work with network, head-end and set-top box components and operate on network architecture that is based on Internet Protocol and other standard protocols. Head-end equipment is located at the service provider's premises and consists of digital video equipment and a server suite. Digital video equipment gathers, processes and distributes video, and typically includes satellite dishes and receiver units, encoders and Internet Protocol gateways. The server suite stores and powers DTV Manager software, standard Web server software and standard database software. Set-top boxes run DTV Manager client software, provide support for the MPEG and Internet Protocol multicast technology used in our software, and include a Web browser for integrated Internet capability.

     Three key technologies support our implementation architecture: MPEG, Internet Protocol multicast and broadband transmission.

     . MPEG is our main data standard and supports the delivery of high quality video and audio over an Internet Protocol network;

     . Internet Protocol multicast, our data transmission standard, supports the efficient delivery of generic data such as video and audio, as well as software and set-top configuration data throughout the network; it delivers large amounts of data over a network efficiently because the server can broadcast one message to many recipients simultaneously; and

     . Broadband communications technology provides the speed and capacity necessary to deliver multiple data streams, including video channels, over a single medium such as twisted pair copper wire or fiber optic cable.

     To enhance the capabilities of existing twisted pair copper wire, service providers can deploy an xDSL-based architecture, including DSL access multiplexers and xDSL modems. Generally, DSL access multiplexers connect broadband lines in the service provider's transport network, or backbone, to xDSL lines in the service provider's access network. In addition, DSL access multiplexers separate high-speed data from voice data, putting high-speed data on the network and low-speed voice data on the conventional phone system. DSL access multiplexers are located in the service provider's central office or remote switching center. xDSL modems connect a set-top box or personal computer in the home to the xDSL lines in the access network. When MPEG video is delivered to the set-top box through the xDSL modem, the set-top box decodes the MPEG video and sends it to the television. In some cases, the xDSL modem is built into the set-top box.

How Video is Delivered Over an Internet Protocol Network

     Typically, video is distributed from the service provider's head-end to subscribers in three steps.

     . Video Capture. Satellite dishes and receiver units capture digital television signals in the form of MPEG streams.

     . Video Conversion. Video encoders or other similar devices convert the MPEG streams into Internet Protocol-compliant video streams.

     . Video Multicasting. Video encoders and network components transmit Internet Protocol-compliant video streams over the network to the home.

     At the home, when subscribers use a remote control or wireless keyboard, this action triggers the set-top box to issue a request to join the corresponding Internet Protocol multicast address where the corresponding channel can be found. In response to the request, the server adds the subscriber to the Internet Protocol multicast address and sends the related channel data to the set-top box.

Research and Development

     Our research and development efforts focus on the continued development and enhancement of our existing products and services as well as the development of new applications and services. These efforts are based on input both from our customers and from our research and development staff.

     We are engaged in the development of the following new products which we expect to offer as enhancements or "add ons" to DTV Manager:

     . Virtual VCR. This service would enable subscribers to store and replay digital broadcast television and other video content on an "on-demand" basis without a video cassette recorder.

     . Rich Media Applications. This service would enable service providers to deliver a pre-packaged bundle of interactive broadband channels to subscribers with imbedded interactive e-commerce applications linked to third parties. One example is a channel offering a movie and pizza package that subscribers can order through their television. We expect that two-way channel services would often be co-branded with retail and consumer brands.

     . Independent Software Vendor Program. These software development tools, documentation and training materials would enable service providers to customize and enhance their service offerings by building custom applications that interact with DTV Manager.

     Other on-going research and development efforts include:

     . developing the next release of DTV Manager to provide additional enhancements and features based upon input we have received from service providers; and

     . upgrading the viewer component of DTV Manager to enable it to operate on the next generations of set-top boxes from Pace, Motorola and Thomson.

     In October 2000, we entered into a memorandum of understanding with America Online to develop custom applications related to the interoperability of our software with America Online's services. Under the terms of the memorandum of understanding, we agreed to work with America Online on investigative research and development, particularly in the delivery of advertising to selected subscriber groups, and obligated ourselves to provide $500,000 of research and development services in this regard. We further agreed that, if America Online licenses our DTV Manager software on a trial basis or for commercial deployment, we will be contractually obligated to provide an additional $2.5 million of continued research and development services relating to these and other custom applications. As of July 3, 2001 we have not commenced this activity and as such have not incurred any of these costs.

Customers

     Currently, we have licensed our software products to 10 customers in North America, Europe and Asia and currently generate revenues from all of these customers. Of these customers, five telephone companies and one multiple dwelling unit service provider has licensed DTV Manager for commercial deployment and four other telephone companies have entered into trial license agreements. In addition, we have installed DTV Manager for limited testing purposes on the networks of 12 other service providers in North America, Europe and Asia. Our license agreements with those customers who have licensed for commercial deployment generally grant a long-term or perpetual license to use our software products within a specified territory, sometimes on an exclusive basis. While our license agreements generally give limited termination rights to the customer, some of the early license agreements we entered into, which are applicable to two of our customers, are terminable by the customer at its option by advance notice to us. None of our customers, however, is contractually obligated to deploy, market or promote services based on our software, nor is any customer of ours contractually required to achieve any specific introduction schedule. For further information with regard to the risk that our customers will not deploy services based upon our software to their subscribers, see "Risk Factors - If service providers fail to deploy services based upon our software throughout their service area, our business will not grow" in "Item 3. Key Information."

     These license agreements also generally provide for the payment of an initial license fee, fixed per subscriber royalty fees, typically calculated on a monthly basis, and fees for maintenance and technical support services. Because we negotiate our license agreements on an individual basis, the type of agreement, the amount, timing and other payment terms of initial license fees, royalty fees and annual fees for maintenance and technical support services typically differ from one customer to another. In addition, we plan to charge separate initial license fees and ongoing royalty fees for any new products that we may introduce.

     Our existing revenue generating customers are located in Canada, the United States, Europe and Asia. The following table identifies, as of May 31, 2001 our current licensed customers.

     Customer Name            Description and Geographic Area
     -------------            -------------------------------

     Kingston Vision          A subsidiary of Kingston Communications (Hull)
                              plc, the incumbent local exchange carrier in East
                              Yorkshire, England

     NBTel The incumbent local exchange carrier in the Province of New Brunswick

     Boardwalk Equities       An operator of several multiple dwelling units in
                              the Provinces of Alberta, Saskatchewan and Ontario

     Century Tel              A provider of integrated communications services
                              in 20 U.S. states

     MTT The incumbent local exchange carrier in the Province of Nova Scotia and a subsidiary of Aliant

     KPN Telecom              An incumbent local exchange carrier in the
                              Netherlands

     Customer Name            Description and Geographic Area
     -------------            -------------------------------

     Ringold An incumbent local exchange carrier in the State of Georgia

     SaskTel The incumbent local exchange carrier in the Province of Saskatchewan

     SingTel                  The incumbent local exchange carrier in Singapore

     Telenor                  The incumbent local exchange carrier in the Norway


Industry Relationships

     We believe that our success depends, among other things, on our ability to:

     . market our software products and services to a substantial number of customers, and thereby build a large potential royalty base;

     . ensure the interoperability of our software with hardware and software from third-party vendors; and

     .    develop new products and services to enhance our software products.

In order to better achieve these goals, we have entered into non-exclusive agreements or understandings with a number of participants in the telecommunications, computer, software and interactive media industries, including:

     . network and encoder equipment providers, such as Advanced Fibre Communications, Inc., Alcatel, Cisco Systems Inc., Harmonic Software Inc., Nortel Networks, Viagate Technologies Inc. and Optibase Ltd.;

     . server hardware and software providers, such as Oracle and Sun Microsystems;

     . set-top box manufacturers, such as Motorola, Pace and Thomson Consumer Electronics Inc.; and

     . content and interactive media service providers and broadcasters, such as America Online, Federal Hill Communications Inc. and Atom Shockwave.

     Generally, our agreements and understandings with these industry participants are short-term or terminable on short notice, and neither generate revenues from the participant nor require us to pay any fee to the participant other than out-of-pocket expenses. In addition, in the case of joint marketing arrangements, we generally do not pay or receive referral fees, and our obligations are generally limited to marketing and promotional related activities. We also have and may continue to pursue informal industry relationships with other third parties.

Sales and Marketing

     We currently sell our software products and services through a direct sales force. As of May 31, 2001, our sales force consisted of 12 employees supported by a staff of 22 systems integrators, sales engineers and technical support specialists. Sales representatives are paid a competitive salary plus incentive bonuses based on sales. Direct sales professionals are located in Saint John, New Brunswick; Halifax, Nova Scotia; Atlanta, Georgia; Denver, Colorado; Cambridge, England; Paris, France and Singapore. We use our direct sales force to target service providers we believe provide the highest potential for service deployment.

     To complement our direct sales efforts, we participate in trade shows in North America, Europe and Asia and engage in joint marketing with vendors and other market participants with whom we have relationships. We belong to related industry associations, and our representatives also speak at telecommunications, e-commerce and multimedia events. We also encourage our potential customers to visit our facilities. In addition, we have installed our DTV Manager software in customer demonstration centers of various strategic equipment and software vendors, including Cisco Systems, Sun Microsystems, Nortel and Alcatel, which are accessible to our potential customers.

Competition

     We face competition from a number of companies in the market for multi-channel digital television and interactive media services. Our direct competitors, Next Level Communications Inc., mPhase Technologies, Inc., Myrio Corporation, Minerva Networks, Inc. and thirdspace, provide products that are sold to telephone companies and other service providers and are competitive with all or part of our products. An indirect competitor, Liberate Technologies, provides technology and services related to interactive television. We also expect additional competition from other established and emerging companies. Many of our existing and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, technical, sales, marketing and other resources than we have. We expect competition to persist and intensify as the market for digital interactive television over broadband further develops.

     We believe that the success of companies seeking to develop software that provides telephone companies and other service providers with the ability to deliver multi-channel digital television and interactive media services will depend on the following factors:

     . the ability to provide a complete solution for the delivery and management of digital interactive television;

     . technology that is standards-based and non-proprietary, and is designed to work in conjunction with industry standard, third-party hardware and software;

     .    the quality and reliability of product offerings;

     .    the price and value of product offerings; and

     .    customer service.

     We anticipate that a significant part of our future revenues will be derived from subscriber-based royalties. These royalties will be wholly dependent on our customers' success in attracting and retaining subscribers. Our existing and potential customers compete for subscribers with many different companies that offer video, audio, programming, entertainment, Internet and voice services, such as cable television companies and direct broadcast satellite service providers. Cable companies such as Cox Communications, AT&T and AOL Time Warner Inc. in the United States and Rogers Communications and Shaw Communications in Canada offer digital television and, in some cases, limited interactive media services to their subscribers. Direct-to-home satellite television services such as DIRECTV, Inc. in the United States, Bell Expressvu Inc. in Canada and British Sky Broadcasting Group plc in the United Kingdom also offer digital television and, in a limited number of cases, interactive media services. If existing and potential customers offer personal television services using our Virtual VCR product currently under development, their services will compete for subscribers with products and services provided by TiVo, Inc. and ReplayTV. Many of these competitors have greater brand recognition, a larger subscriber base and more significant financial, technical and other resources than those of our customers. These competitors may also undertake more extensive marketing campaigns than our customers and may adopt more aggressive pricing policies.

     Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment, are constantly occurring. We cannot predict the effect that ongoing or future developments might have on the video programming distribution industry generally, on our customers or on our company.

Regulation of Service Providers

Overview

     Although, in providing our products and services, we are not now subject to significant regulation, our existing and potential customers operate in heavily regulated industries. Our existing customers are located in the United States, various member countries of the European Union and Canada. The paragraphs below summarize various regulatory matters within these jurisdictions.

United States

     In the United States, the telecommunications and multi-channel video programming distribution industries are subject to extensive regulation at the federal, state and local levels. At the federal level, the Federal Communications Commission, or FCC, regulates the interstate, mixed intrastate/interstate and international aspects of the telecommunications industries pursuant to its authority under the Communications Act of 1934, as amended. Under the Communications Act, state authorities retain jurisdiction to regulate intrastate telecommunications. Local authorities, pursuant to their general zoning and police powers, regulate the distinctly local aspects of telecommunications services, such as tower siting and infrastructure placement. Federal, state and local authorities also share responsibility for regulating the provision of multi-channel video programming distribution services.

     Federal Regulation. Several FCC regulatory policies may affect the way in which our customers can or choose to offer integrated voice, data and video services. For example, federal law requires incumbent local exchange carriers to offer their competitors cost-based access to certain network elements, which elements comprise many of the significant facilities, features and capabilities of their networks, in order to enable their competitors to provide competing services. Although at this time incumbent local exchange carriers in most cases are not required to provide unbundled access to high-speed data switching equipment, they are required to offer high-speed data services to their competitors for resale. Further, the FCC has required the unbundling of the "high-frequency" portion of local transmission facilities, which makes it easier and less expensive for competing carriers to offer advanced services.

     These network access regulations are currently the subject of further FCC rule making proposals and therefore, potentially subject to revisions, petitions for reconsideration at the FCC and appeals in federal courts. The uncertainties caused by these proceedings may cause potential customers to delay purchasing our products and services. In addition, the outcomes of related regulatory proceedings may cause potential customers to deploy less than all of the high-speed data and broadband services for which our software is designed, or to delay the widespread introduction of these services. For example, these regulations and other developing laws, regulations and policies may cause carriers to elect to provide high-speed data and broadband services through a structurally separate affiliate, which could negatively affect demand for our products and services.

     Legislation also has been proposed in Congress that could affect the regulation of carriers providing high-speed data and broadband services. One bill before Congress would, if it became law, grant incumbent local exchange carriers substantially more flexibility in offering broadband services. Other bills have been introduced that would provide incentives for carriers to provide broadband services. We cannot predict whether these bills will become law, or if any other communications-related legislation will be introduced that might impact our business.

     In addition, FCC rules prohibit incumbent local exchange carriers from providing voice or data services along with customer premises equipment as a packaged offering at a single price. Further, FCC rules prohibit incumbent local exchange carriers from offering enhanced information or data processing services, including Internet access services, bundled with local exchange services. Accordingly, these rules may limit the ability of our customers to use our software and related services in the offering of a packaged service to their subscribers. The FCC is considering amending or repealing these bundling restrictions, but we cannot assure you that it will do so.

     Finally, to the extent that they are used for multi-channel video programming distribution, our customers' networks may, for regulatory purposes, be deemed to be "cable systems." Under the Communications Act, all cable systems are required to:

     .    obtain a local franchise;

     .    comply with certain customer service standards;

     .    retransmit certain broadcast television programming;

     . conform subscriber service and equipment rates to applicable federal regulations;

     .    comply with FCC equal employment opportunity rules and policies;

     . make channel capacity available for public, educational and government programming; and

     .    comply with rules concerning the technical operation of cable systems.

     We cannot assure you that the burdens associated with federal cable system regulation will not prevent or discourage potential customers from purchasing or using our software and related services. For example, the FCC is considering whether to adopt rules to ensure that interactive television services develop in a competitive fashion.

     State and Local Regulation. State and local authorities also have a role in regulating the telecommunications and multi-channel video programming distribution industries. Among other things, state regulatory authorities are charged with developing and implementing cost-based prices for access to network elements, and they may, consistent with federal law and policy, establish additional network elements that must be made available by incumbent local exchange carriers. At the local level, carriers seeking to install additional transmission facilities may be required to obtain any of the following:

     .    street opening and construction permits;

     .    permission to use rights-of-way;

     .    zoning variances; and

     .    other approvals from municipal authorities.

     Further, some state authorities have adopted cable television franchising rules, and local jurisdictions throughout the United States regulate cable television systems pursuant to their franchising authority. We cannot assure you that regulatory developments at the state or local level will not prevent or discourage our customers from developing or deploying networks capable of supporting our software.

European Union

     In the European Union, which currently comprises 15 European countries, including the United Kingdom and the Netherlands, the telecommunications and multi-channel video programming industries are subject to detailed sector-specific regulation. Various laws, regulations and policies may require our customers to obtain and be subject to approvals or authorizations in order to make use of our software and related services within the European Union. For example, in the United Kingdom, operators of telecommunication systems and providers of television programming services are required to obtain licenses under the Telecommunications Act of 1984 and the Broadcasting Act of 1990, respectively. In addition, the United Kingdom's Office of Telecommunications, also known as Oftel, has issued two general authorizations, known as class licenses, which set out the rules which may apply to our existing and potential customers that control the supply of multi-channel digital television and other digital services to end users.

     The European Union regulation on Unbundled Access to the Local Loop came into force on December 18, 2000. Under this regulation, all fixed public telephone network operators that have been designated by their national regulatory authority as having significant market power were required to provide unbundled access to their local loop network by December 31, 2000. For example, a new condition in the license granted to British Telecommunications plc under the Telecommunications Act of 1984 requires it to provide access to its local loops.

     The European Union Commission and the various national regulatory authorities of the member countries frequently review the regulatory environment relating to telecommunications, broadcasting, media and e-commerce industries. We understand that the general thrust of this review is to make changes to the regulatory environment with the objective of creating an open and competitive communications industry. We cannot assure you that these changes will not result in our, or our customers, being subject to direct regulation or that future regulation of our existing and potential customers will not slow sales of our products and services or impede our ability to compete effectively.

Canada

     Telecommunications and broadcasting services are subject to regulation under several federal communications statutes, the most important of which are the 1993 Telecommunications Act (Canada) and the 1991 Broadcasting Act (Canada). These statutes permit the Canadian Radio-television and Telecommunications Commission, or CRTC, to regulate certain aspects of the provision of telecommunications and broadcasting services in Canada.

     The Broadcasting Act. Depending on how they use our products and services, service providers may be required to obtain a license issued by the CRTC under the Broadcasting Act if they transmit programs for reception by the public through devices capable of receiving broadcasting signals. Such devices include television sets, and in some cases computers and other terminal equipment. The most common type of broadcasting license required by service providers that use our products and services is a Broadcasting Distribution Undertaking license.

     To be eligible to hold a broadcasting license, a service provider must comply with rules that require certain levels of ownership and control by Canadians. These constraints should not limit the number of Canadian incumbent local exchange carriers or competitive local exchange carriers that may wish to buy our software and related services, since they must already meet similar Canadian ownership and control rules. However, these constraints may limit the ability of other service providers to use our software and related services, in that some may not be able to qualify for a broadcasting license under the Canadian ownership and control rules under the Broadcasting Act.

     The CRTC now licenses competing service providers to operate within the service areas of incumbent cable television systems. There are two CRTC licensed Direct-to-Home satellite-based distribution services operating on a national basis. The CRTC has also licensed, on a regional basis, wireless digital multi-point multi-channel distribution services. On a local basis, through June 29, 2001, the CRTC has licensed competitive cable television systems in rural Nova Scotia, Vancouver and Montreal. In addition, the CRTC has granted a Broadcasting Distribution Undertaking license to NBTel to provide services using our software and related services throughout the Province of New Brunswick and similar licenses to MTT to service the Halifax Regional Municipality in Nova Scotia and to SaskTel to service various communities throughout the Province of Saskatchewan.

     The Telecommunications Act. Incumbent local exchange carriers, competitive local exchange carriers and other providers of non-programming telecommunication services are subject to regulation by the CRTC under the Telecommunications Act. However, the CRTC has gradually been forebearing from regulating many of the services offered by these carriers.

     The CRTC has also taken steps to promote competition in local telecommunications service markets by issuing a number of decisions and orders aimed at breaking down barriers to competition in these markets. We believe that these decisions and orders will have a variety of impacts on service providers. For example, CRTC regulation requires incumbent local exchange carriers to offer their competitors cost-based access to some network elements, to enable their competitors to provide competing services. We cannot predict what effect these decisions and orders will have on our business.

Intellectual Property

     Our ability to compete is dependent in part upon our ability to protect our intellectual property. We currently do not have patents or trademark registrations protecting our products and other intellectual property, other than a Canadian trademark registration for "iMagic." To date, we have relied on trade secret and copyright law, as well as confidentiality and licensing agreements, to establish and protect our rights in our technology. Our current policy requires our officers, employees and consultants to execute confidentiality agreements upon the commencement of an employment or other relationship with us. These agreements typically provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all technology that is conceived by the individual during the course of employment with us is our exclusive property. In spite of these efforts, it may be possible for a third party to obtain or use our technology without our authorization or to develop similar technology through reverse engineering or other means.

     In June 1998, we filed a provisional patent application in the United States in respect of aspects of our software products, which we formalized in an application made under the Patent Co-Operation Treaty in June 1999. On September 19, 2000, we filed a continuation-in-part application in the United States with respect to the event capturing component of the administration system software within DTV Manager. Our event capturing software enables a telephone company or other service provider to define, capture, store and process all activities on its service network in real time. On September 28, 2000, we filed a continuation-in-part application in the United States with respect to our pcVu software product. On September 29, 2000, we filed a continuation-in-part application in the United States with respect to aspects of the functionality of the proposed Virtual VCR enhancement to our DTV Manager software. We cannot assure you that we will receive any of the patents for which we have applied to date or will apply in the future.

     We have several pending trademark applications in the United States, the European Union and Canada covering some of our important trademarks, logos and slogans, including:

          IMAGICTV            "Eye" Design
          Movie Manager       PCVU
          DTV Manager         DVR Manager

     See "Risk Factors--Because much of our success and value lies in our ownership and use of intellectual property, our failure to protect our intellectual property may negatively affect us" in "Item 3. Key Information."

Developments in Fiscal 2001

     In July 2000, our board of directors authorized a private placement of up to $25 million, of which $10 million was reserved for specified existing shareholders. On September 19, 2000, we issued warrants to purchase common shares to five existing shareholders for a total cash consideration of $10 million. In October 2000, in connection with the additional private placements described below, the share purchase warrants were converted into 909,061 common shares.

     Pursuant to share subscription agreements, in October 2000 we issued 272,719 common shares to America Online for aggregate proceeds of $3.0 million and 1,090,875 common shares to Cisco Systems for aggregate proceeds of $12.0 million. On completion of these share issuances, America Online owned 1.3% and Cisco Systems owned 5.5% of our issued and outstanding common shares. We have agreed, subject to specified exceptions, that if we grant to any of the current holders of our common shares rights to register those common shares under the U.S. Securities Act of 1933, we would grant comparable rights to America Online.

     In October 2000, we also entered into a memorandum of understanding with America Online to develop custom applications for them. Specifically, we agreed to provide America Online with up to $3.0 million in research and development services, calculated at our commercial rates for consulting and development services and based on pricing and other terms no less favorable than those received by any third party.

     Of the potential $3.0 million commitment, we are contractually obligated to provide $500,000 in services to conduct investigative research and development to be agreed upon between America Online and us. The memorandum of understanding does not set forth the specific terms and conditions that will govern how these services are to be utilized by America Online, but it does suggest potential uses of these services such as the delivery of advertising to selected subscriber groups. The memorandum of understanding provides that America Online and we are to negotiate in good faith the ownership and licensing rights of the intellectual property resulting from this research and development prior to the commencement of development activities. At the date of this annual report, we have not entered into any agreements in this regard with America Online.

     The obligation to perform the remaining $2.5 million in services for continued research and development is contingent upon America Online entering into a trial or commercial license with us for our software. While we have not entered into any licensing arrangements or agreements with America Online and the memorandum of understanding does not contain any contractual commitment that would require us to license our software to America Online, it is in our commercial interest to do so. We cannot, however, assure you that we will enter into a license agreement with America Online, nor can we predict the extent or nature of any future licensing or other revenues or other funding for services from America Online. As with the commitment to provide $500,000 in research and development services, America Online and we are to negotiate in good faith the ownership and licensing rights of the intellectual property resulting from the future research and development related to this contingent obligation prior to the commencement of the development activities. At the date of this annual report, we have not entered into any agreements in this regard with America Online.

     The common shares issued to America Online do not contain any terms or conditions, including any put or redemption rights, that would cause us to repay or refund any of the proceeds received for the common shares sold to America Online. There also are no contractual or other agreements that provide America Online with a right to sell the shares back to us or to cause us to repay or refund any of the $3.0 million received for the shares for any reason, including our failure to perform under the memorandum of understanding. Moreover, there are no contractual commitments that would require us to pay or refund America Online any cash or other consideration if America Online fails to take advantage of our commitment to provide services under the memorandum of understanding.

     In connection with our private placement to Cisco Systems, we granted Cisco Systems a right of first negotiation. Pursuant to this right of first negotiation, if our board of directors receives a bona fide offer to acquire us or all or substantially all of our assets from any of three specified entities, or if our board of directors votes to initiate a sale to any of these three specified entities of 25% or more of our total voting equity or all or substantially all of our assets, we must, within 24 hours, give Cisco Systems notice of the terms of the sale proposal. After we deliver this notice, Cisco Systems will have ten days to submit a proposal to our board of directors to acquire us at a price to be set out in the proposal. In effect, under the limited circumstances described above, Cisco Systems has been granted an option to make an offer to acquire us. If our board of directors decides to pursue Cisco Systems' proposal, we have agreed to negotiate in good faith exclusively with Cisco Systems for a period of ten days. However, (a) if Cisco Systems does not submit a proposal within ten days of receipt of our notice, (b) if Cisco Systems' proposal is not pursued by our board of directors or (c) if Cisco Systems and we fail to mutually agree on the terms of a transaction, then the right of first negotiation expires as to that proposal, and we can negotiate and enter into a definitive agreement with the entity that made the initial proposal. Further, this right of first negotiation terminates (1) in the event that Cisco Systems owns less than 50% of the common shares it purchased on October 6, 2000 or (2) upon the date of the closing of the acquisition of all or substantially all of our assets or an acquisition of us by another entity in which the holders of our outstanding voting equity immediately prior to the transaction own, immediately after the transaction, securities representing less than 50% of the voting equity of the surviving entity. The current financing arrangements with Cisco Systems do not include any research and development, marketing, licensing, future financing or similar arrangements.

     In November 2000 we completed our initial public offering of 4,750,000 common shares. The managing underwriters of the syndicate were Merrill Lynch & Co., Chase H&Q and CIBC World Markets. The aggregate price of these shares was $52.3 million. We incurred expenses of approximately $2.9 million in connection with the offering, together with underwriting commissions of $3.7 million. Our expenses in the offering consisted of payments to parties other than our directors, officers, their associates or holders of 10% of our common shares.

C.   Organizational Structure

     ImagicTV was incorporated under the laws of Canada on December 24, 1997 under the name iMagicTV Inc. On June 30, 1998 we amended our articles to change our name to ImagicTV Inc. and to make certain revisions to the terms of our share capital. Our articles were further amended on November 27, 2000 to convert each of our outstanding Class A Common, Class B and Class C Common Shares into a single new class of common shares, to create a class of preferred shares, issuable in series and, after giving effect to the reclassification, split each new common share on a 1.1636-for-1 basis.

     ImagicTV (US), Inc. is a wholly-owned subsidiary of ImagicTV and was incorporated under the laws of the State of Delaware on November 17, 1999. ImagicTV (UK) Limited is a wholly-owned subsidiary of ImagicTV and was incorporated under the laws of England on January 5, 2000 under the name "Sinord 140 Limited". Its articles were subsequently amended to change its name to its present name.

D.   Property, Plants and Equipment

     Our corporate headquarters and executive offices are located in Saint John, New Brunswick, Canada, where we occupy approximately 33,000 square feet of space, of which we sublease approximately 22,000 square feet from NBTel for approximately $338,000 per year. The leases on this facility expire in December 2002 and April 2005. We also lease sales and marketing offices in Cambridge, England, Denver, Colorado, Raleigh, North Carolina and Dallas, Texas.

ITEM 5.   OPERATING AND FINANCIAL REVIEWS AND PROSPECTS

A. and B. Operating Results and Liquidity and Capital Resources


                     MANAGEMENT'S DISCUSSION AND ANALYSIS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes appearing elsewhere in this annual report. See Item 18.

Overview

     We develop and license infrastructure software products and provide related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband network. Our customers include incumbent local exchange carriers, competitive local exchange carriers and multiple dwelling unit service providers.

     We were incorporated under the laws of Canada in December 1997 upon the initiative of NBTel Inc., the incumbent local exchange carrier in New Brunswick, Canada, and a subsidiary of Aliant Inc., our largest shareholder. We began operations in January 1998 by acquiring technology relating to digital broadcasting from NBTel and entering into a research and development arrangement funded by NBTel and a subsidiary of Celtic House International, another of our largest shareholders, pursuant to which we further enhanced the acquired technology. We delivered the initial version of our primary software product, DTV Manager, to NBTel in December 1998 for technical trials. In the fall of 1999, after further development, we delivered the current generation of DTV Manager to NBTel and Kingston Vision, an affiliate of the incumbent local exchange carrier in East Yorkshire, England, and shortly thereafter each of them deployed multi-channel digital television services to its subscribers. We presently have 10 customers in North America, Europe and Asia and currently generate revenues from nine of these customers. Of these customers, five telephone companies and one multiple dwelling unit service provider have licensed DTV Manager for commercial deployment and four other telephone companies have entered into trial license agreements. In addition, we have installed DTV Manager for limited testing purposes on networks of 12 other service providers in North America, Europe and Asia. We have not generated any revenues from these test installations. We also generate revenues in limited circumstances from demonstration license and services agreements with certain industry participants.

     The following discussion and analysis relate to our consolidated financial statements which are stated in U.S. dollars and have been prepared in accordance with Canadian GAAP. As applied to our current consolidated financial statements, these principles conform in all material respects with U.S. GAAP, except as disclosed in note 11 to our consolidated financial statements, included elsewhere in this annual report. See Item 18.

Sources of Revenues and Revenue Recognition Policy

     In the past, our license agreements provided for an initial license fee and a one-time subscriber-based royalty fee. We currently have two customers under this type of arrangement. In early 2000, we began structuring our license agreements to include both an initial license fee, based on the number of households located in the geographic area under the license, and an on-going monthly subscriber-based royalty fee. We expect future license agreements to be negotiated on this basis.

     Services revenues comprise of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues are typically equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

     Equipment revenues comprise of sales of digital set-top boxes resold by us to our customers at little or no mark-up above our cost. Historically, we purchased set-top boxes for resale in order to have a source of supply available to our customers. Except in limited circumstances, we ceased that practice in the fiscal year ended February 28, 2001, and we expect our customers will purchase set-top boxes directly from suppliers. As a result, we anticipate our revenues from this activity will be substantially reduced.

     In the fiscal year ended February 28, 2001, our software licensing revenues, royalty fee revenues, services revenues and equipment revenues represented approximately 53%, 14%, 20% and 13%, respectively, of our total revenues. In the same period, we earned approximately 42% of our total revenues in Canada, approximately 41% in the United States and approximately 17% in Europe. In this period, NBTel, CenturyTel and Boardwalk Equities accounted for approximately 28%, 18% and 10%, respectively, of our total revenues. Excluding equipment sales, the comparable percentages are NBTel 19%, CenturyTel 20% and Boardwalk Equities 10%. An additional 10% of our total revenues (12% excluding equipment sales) came from non-recurring license fees received under our demonstration license agreement with Nortel Networks.

     In the fiscal year ended February 29, 2000, our software licensing revenues, services revenues and equipment revenues represented approximately 66%, 19% and 15%, respectively, of our total revenues. In the same period, we earned approximately 65% of our total revenues in Canada and approximately 35% in Europe. In this period, NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues. Excluding equipment sales, the comparable percentages are NBTel 35%, Kingston Vision 36% and SaskTel 15%.

     Historically, we have generated revenues from NBTel principally from initial licensing fees, royalty fees, fees for maintenance and technical support services and equipment sales. Since August 31, 2000, we have not sold any set-top boxes to NBTel, and we understand that NBTel has placed an order for additional set-top boxes directly from the supplier. Thus, we anticipate that, in the future, our revenues from NBTel will not include any significant amount of equipment sales, but rather will be principally from subscriber-based royalties and maintenance and technical support services. On that basis, we expect that, at least for the next several years, the percentage of our total revenues generated from NBTel will be significantly less than in the past.

     We recognize software licensing revenues in accordance with all applicable accounting regulations, including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue
Recognition," and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions." Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

     .    we have signed a license agreement with the customer;

     .    we have delivered the software product to the customer;

     . the amount of the fees to be paid by the customer is fixed or determinable; and

     .    we believe that collection of these fees is probable.

     We generally negotiate formal license agreements with our customers. Each of our license agreements includes provisions for us to receive both an up-front license fee and royalties. Generally, service providers pay these royalty fees either in the form of a one-time payment or as an on-going monthly fee. On-going royalties are recognized monthly based on the number of subscribers at month end. One-time royalties are recognized quarterly based on the number of new subscribers at the end of each quarter.

     We often negotiate license agreements that allow for the payment of the initial license fee to be made in future instalments over a period of less than a year. Revenues recognized in advance of the instalments being due are recorded as instalments receivable in the balance sheet.

     Maintenance and technical support revenues are recognized evenly over the applicable service period, which is usually one year. Revenues derived from professional services are recognized upon performance of the related services.

     Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable.

     In the fiscal year ended February 28, 2001, we generated over 57% of our revenues in U.S. dollars and incurred approximately 75% of our expenses in Canadian dollars, with the balance in U.S. dollars and other currencies. We expect that a majority of our revenues will be generated in U.S. dollars for the foreseeable future and that most of our expenses, including labor costs as well as capital and operating expenditures, will continue to be denominated in Canadian dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected.

Costs and Expenses

     Cost of services revenues includes compensation, travel and other related expenses for our maintenance and technical support services and professional services departments, along with allocated facilities expenses. To date, the cost of license fee revenues has been insignificant. Cost of license fee revenues includes royalties paid to third-party software providers whose products are embedded in our software products. Oracle Corporation and Sun Microsystems have been our principal suppliers of third-party software. Sun granted us a non-exclusive license to incorporate into and distribute with DTV Manager certain of its Java-based system software until November 2000. While the parties are negotiating a new agreement, the parties continue to operate under the terms of the original license. Pursuant to the original license, we pay variable royalties to Sun on a per subscriber basis, depending on the total number of our customers' subscribers, and on a per network server basis, depending on the total number of servers operating DTV Manager. As Oracle software is no longer embedded in our DTV Manager software and is now licensed by our customers directly from Oracle, cost of license fees revenues will no longer include royalties payable to Oracle.

     Cost of equipment revenues includes the cost of set-top boxes purchased for resale.

     Sales and marketing expenses consist primarily of personnel and related costs for our direct sales force, technical sales support staff and marketing staff, costs associated with marketing programs, including tradeshows, public relations and marketing materials, and allocated facilities costs.

     Research and development expenses consist primarily of salary and other related costs for personnel, training, independent consultants and facilities and technology expenses. Technology expenses include license and support fees for development software, the cost of tools and supplies and third party support fees. We believe that continued investment in research and development is critical to assist our customers in achieving successful commercial deployments.

     General and administrative expenses include compensation for corporate personnel and other expenses, including professional fees, travel and facilities, net of allocations to our customer service, research and development and sales and marketing departments. Our general and administration department includes a portion of our executive office, as well as finance, human resources and corporate operations staff.

Net Losses

     We have incurred substantial operating losses since our inception. As of February 28, 2001, we had an accumulated deficit of approximately $20.3 million. We expect to incur additional losses for at least the next few years.

Results of Operations

Fiscal year ended February 28, 2001 compared with the fiscal year ended February 29, 2000

Revenues

     Total revenues increased to $9.0 million for the fiscal year ended February 28, 2001 from $2.1 million for the fiscal year ended February 29, 2000. NBTel, CenturyTel, Nortel and Boardwalk Equities accounted for approximately 28%, 18%, 10% and 10%, respectively, of our total revenues for the fiscal year ended February 28, 2001. NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues for the fiscal year ended February 29, 2000. Excluding equipment sales, the comparable percentages for the fiscal year ended February 28, 2001 are NBTel 19%, CenturyTel 20%, Nortel 12% and Boardwalk Equities 10% and the comparable percentages for the fiscal year ended February 29, 2000 are NBTel 35%, Kingston Vision 36% and SaskTel 15%.

     License and Royalty Fees. License and royalty fee revenues increased to $6.1 million for the fiscal year ended February 28, 2001 from $1.4 million for the fiscal year ended February 29, 2000. This increase is due to the recognition of license fee revenues of $4.8 million from eleven customers and royalty fee revenues of $1.3 million consisting of $1.2 million in one-time subscriber based royalties from NBTel and $48,000 in on-going monthly subscriber based royalties from Kingston Vision.

     Services. Services revenues increased to $1.8 million for the fiscal year ended February 28, 2001 from $393,000 for the fiscal year ended February 29, 2000. During the year we recognized approximately $900,000 of the services revenues for consulting and implementation services provided to one of our customers, CenturyTel. The remainder of these services revenues came from maintenance and technical support services that we provide to our customers under the terms of their license agreements with us.

     Equipment. Equipment revenues increased to $1.1 million for the fiscal year ended February 28, 2001 from $321,000 for the fiscal year ended February 29, 2000. This increase is due to the recognition of $1.0 million of equipment revenues from sales of set-top boxes to NBTel under a set-top box supply agreement.

Cost of Revenues

     Cost of revenues increased to $3.5 million for the fiscal year ended February 28, 2001 from $988,000 for the fiscal year ended February 29, 2000. This increase, excluding $1.0 million related to equipment costs, primarily reflects an increase in personnel in our customer service department to support our increased customer base from nine employees as of February 29, 2000 to 21 as at February 28, 2001.

Operating Expenses

     Our total operating expenses increased to $18.6 million for the fiscal year ended February 28, 2001 from $7.2 million for the fiscal year ended February 29, 2000.

     Sales and Marketing. Sales and marketing expenses increased to $7.8 million for the fiscal year ended February 28, 2001 from $2.3 million for the fiscal year ended February 29, 2000. This increase is primarily due to the addition of sales and marketing personnel, as well as increased travel and related expenses. Our marketing department increased to 41 employees as of February 28, 2001 from 20 as of February 29, 2000. Our sales department increased to 16 employees as of February 28, 2001 from six as of February 29, 2000. These increases in staffing levels were the result of our efforts to expand our direct sales force coverage area and increase our marketing activities.

     Research and Development. Research and development expenses increased to $8.0 million for the fiscal year ended February 28, 2001 from $4.1 million for the fiscal year ended February 29, 2000. This increase reflects an increase in personnel in our research and development department to 113 employees as of February 28, 2001 from 60 as of February 29, 2000 as we accelerated our efforts to develop new products and services.

     General and Administrative. General and administrative expenses increased to $2.9 million for the fiscal year ended February 28, 2001 from $827,000 for the fiscal year ended February 29, 2000. Our corporate staffing increased to 25 employees as of February 28, 2001 from 15 as of February 29, 2000, principally to support our increased corporate activities related to becoming a public company. We also incurred additional expenses to support our international expansion.

     Stock-based compensation. Stock-based compensation expenses have been allocated to the operating expense items based on the nature of the work performed by the employee to whom the options were granted. Stock-based compensation expenses were $550,000 for the fiscal year ended February 28, 2001. We did not record any stock-based compensation expense for the fiscal year ended February 29, 2000. Stock based-compensation expense represents the difference between the exercise price of options granted and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. This stock-based compensation expense is being amortized on a straight-line basis over the vesting period of the options which is generally four years. The expense is largely attributable to amortization of deferred stock-based compensation related to options granted between May 2000 and August 2000.

Other Income (Expense), Net

     Other income increased to $1.6 million for the fiscal year ended February 28, 2001 from $524,000 for the fiscal year ended February 29, 2000. Interest income made up $1.1 million of other income for the fiscal year ended February 28, 2001 as compared to $121,000 for the fiscal year ended February 29, 2000. This increase in interest income is primarily due to the investment of excess funds received from our private placements in December 1999 and September and October 2000 and our November 2000 initial public offering. Other income for the fiscal year ended February 29, 2000 also included income of $431,000 for forgiveness of debt.

Fiscal year ended February 29, 2000 compared with the fiscal year ended February 28, 1999

Revenues

     Total revenues increased to $2.1 million for the fiscal year ended February 29, 2000 from $479,000 for the fiscal year ended February 28, 1999. NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues in the fiscal year ended February 29, 2000. NBTel accounted for 97% of our total revenues in the fiscal year ended February 28, 1999.

     License Fees. License fee revenues increased to $1.4 million for the fiscal year ended February 29, 2000 from nil in the fiscal year ended February 28, 1999. This increase is due to the recognition of license fee revenues on three of our customer license agreements.

     Services. Services revenues increased to $393,000 for the fiscal year ended February 29, 2000 from $14,000 for the fiscal year ended February 28, 1999. The increase is primarily due to the provision of maintenance and technical support and training services to our customers under the terms of their license agreements.

     Equipment. Equipment revenues decreased to $321,000 for the fiscal year ended February 29, 2000 from $465,000 for the fiscal year ended February 28, 1999. The equipment revenues during both periods resulted from our sales of set-top boxes to NBTel for its roll out of multi-channel digital television service in the Province of New Brunswick.

Cost of Revenues

     Cost of revenues increased to $988,000 for the fiscal year ended February 29, 2000 from $604,000 for the fiscal year ended February 28, 1999. The increase in the cost of services revenues in fiscal 2000 is attributable to the hiring of nine employees in our customer services department to support our licensed customers. The 45% decrease in cost of equipment revenues to $331,000 in fiscal 2000 from $604,000 in fiscal 1999 is due to the one-time charge of $383,000 recorded in fiscal 1999 related to the write-off of a non-refundable deposit pursuant to a contract to purchase digital set-top boxes.

Operating Expenses

     Our total operating expenses increased to $7.2 million for the fiscal year ended February 29, 2000 from $2.9 million for the fiscal year ended February 28, 1999.

     Sales and Marketing. Sales and marketing expenses increased to $2.3 million for the fiscal year ended February 29, 2000 from $543,000 for the fiscal year ended February 28, 1999. This $1.8 million increase is primarily due to the addition of sales and marketing personnel, as well as increased travel and related expenses. Our sales and marketing department increased to 28 employees as of February 29, 2000 from nine as of February 28, 1999.

     Research and Development. Research and development expenses increased to $4.1 million for the fiscal year ended February 29, 2000 from $2.0 million for the fiscal year ended February 28, 1999. This $2.1 million increase reflects an increase in our research and development staff to 60 employees as of February 29, 2000 from 24 as of February 28, 1999 as a result of increased research and development activity surrounding our release of the current version of DTV Manager.

     General and Administrative. General and administrative expenses increased to $827,000 for the fiscal year ended February 29, 2000 from $344,000 for the fiscal year ended February 28, 1999. The increase largely resulted from an increase in our corporate staffing to 12 employees as of February 29, 2000 from four as of February 28, 1999.

Other Income (Expense), Net

     Other income (expense) increased to income of $524,000 in the fiscal year ended February 29, 2000 from an expense of $25,000 in the fiscal year ended February 28, 1999. The increase is primarily due to the forgivable government assistance obtained from the Province of New Brunswick, through Newbridge Networks, in the amount of $434,000. Interest income of $121,000 for fiscal 2000 related to the short-term investments of surplus funds.

Quarterly Results of Operations

     The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters ended February 28, 2001. This information has been derived from our unaudited consolidated financial statements that, in the opinion of our management, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

(In thousands of U.S. dollars, except per share amounts)

Quarter Ended                    May 31,   Aug. 31,     Nov. 30,     Feb. 29,     May 31,      Aug. 31,     Nov. 30,     Feb. 28,
                                  1999      1999         1999         2000         2000         2000         2000         2001
==================================================================================================================================
Consolidated Statement of
 Operations Data

Revenues:
 License fees                    $     -   $     -      $   720      $   664      $   512      $ 1,543      $ 1,662      $ 1,053
 Royalty fees                          -         -            -            -           23           47          142        1,076
 Services                            110       100           82          101          137          200          357        1,097
 Equipment                             -         6          226           89           59        1,048            4           39
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                        110      106        1,028          854          731        2,838        2,165        3,265
Cost of revenues:
 Services                              81      156          231          189          318          360          624        1,077
 Equipment                              -        4          225          102           58          972            4           34
----------------------------------------------------------------------------------------------------------------------------------
Total cost of revenues                 81      160          456          291          376        1,332          628        1,111
----------------------------------------------------------------------------------------------------------------------------------
Gross profit (loss)                    29      (54)         572          563          355        1,506        1,537        2,154
Operating expenses:
 Sales and marketing                  318      505          677          825        1,242        1,510        2,066        2,945
 Research and development             690      916        1,269        1,209        1,537        1,653        2,444        2,333
 General and administrative           167      180          214          266          349          606          842        1,018
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses            1,175    1,601        2,160        2,300        3,128        3,769        5,352        6,296
----------------------------------------------------------------------------------------------------------------------------------
Loss from operations               (1,146)  (1,655)      (1,588)      (1,737)      (2,773)      (2,263)      (3,815)      (4,142)
Other income (expense), net            (2)     472           19           35           99           17          605          838
----------------------------------------------------------------------------------------------------------------------------------

Loss before provision for
 income taxes                      (1,148)  (1,183)      (1,569)      (1,702)      (2,674)      (2,246)      (3,210)      (3,304)
Provision for income taxes            (20)      (4)          (8)         (12)         (11)         (19)          (7)         (13)
----------------------------------------------------------------------------------------------------------------------------------

Net loss-in accordance with
 Canadian and U.S. GAAP           $(1,168) $(1,187)     $(1,577)     $(1,714)     $(2,685)     $(2,265)     $(3,217)     $(3,291)
==================================================================================================================================

Basic and diluted net loss per
share - in accordance with
Canadian and U.S. GAAP            $ (0.10) $ (0.09)     $ (0.12)     $ (0.10)     $ (0.15)     $ (0.13)     $ (0.16)     $ (0.13)
==================================================================================================================================

Weighted average number of
shares used in computing
basic and diluted net loss
per share (000s)                   12,040   12,949       13,336       17,548       17,552       17,556       19,586       24,593

Liquidity and Capital Resources

     From our inception, we have financed our operations primarily through the issuance of common equity, long-term debt and revenues from our operations. In September and October 2000 we completed private placements for net proceeds of $25.0 million resulting in the issuance of aggregate of 2,272,655 common shares. In November 2000, we completed our initial public offering of an aggregate of 4,750,000 common shares for net proceeds of $46.2 million. Through February 28, 2001, we had received aggregate proceeds of $87.7 million from the issuance of common equity, and as of that date, we had cash equivalents of $1.3 million and short- term investments of $59.5 million. As of February 28, 2001, we had an accumulated deficit of approximately $20.3 million.

     Our operating activities used cash in the amount of $12.1 million for the fiscal year ended February 28, 2001, $3.8 million in fiscal 2000 and $4.5 million in fiscal 1999. The cash utilized during these periods was primarily to fund our research and development and sales and marketing efforts.

     Our cash used in investing activities, before the purchase of temporary investments, was $3.0 million for the fiscal year ended February 28, 2001, $992,000 for the fiscal year ended February 29, 2000 and $780,000 for the fiscal year ended February 28, 1999. Cash used in investing activities reflects purchases of computer equipment, office furniture and equipment and leasehold improvements. We anticipate that our expenditures will continue to increase in the future.

     Our cash from financing activities was $70.0 million for the fiscal year ended February 28, 2001. Our cash from financing activities was $10.6 million, consisting of $8.8 million from the issuance of common shares and proceeds from long-term debt of $1.8 million, for fiscal year ended February 29, 2000 and $5.7 million from the issuance of common shares for fiscal year ended February 28, 1999.

     We expect that our cash position as at February 28, 2001 will be sufficient to cover our working capital requirements for approximately the next 24 months. In the longer term, we may require additional equity financing or borrowing to fund our business.

Outlook

     At the present time, the telecommunications industry is experiencing a significant reduction in capital spending. As a result, we anticipate a lengthening of our sales cycle as our customers extend market trials and delay the significant capital commitments associated with commercial deployment. This will delay licensing revenues generated by us from the commercial deployment of DTV Manager. We expect, however, that we will generate some revenues from professional services provided to customers during market trials.

     While expenses for the fiscal year ending February 28, 2002 will increase when compared to the fiscal year ended February 28, 2001, we intend to hold expenses at present levels and conserve cash so as to maintain our operations as presently constituted.

Impact of Foreign Exchange Rate Exposure

     We expect that in the future a majority of our revenues will be earned in U.S. dollars, and that most of our operating expenses and capital asset purchases will continue to be in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains or losses, which could have a material impact on our operating results. We also deal in other foreign currencies; however, we anticipate changes in the exchange rates of these currencies will not have a material impact. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short term investment portfolio in Canadian dollar denominated instruments.

C.   Research and Development, Patents and Licenses, etc.

     See "Business Overview-Technology and Research and Development" in "Item 4. Information on the Company."

D.   Trend Information

     See "Management's Discussion and Analysis - Outlook" in "Item 5. Operating and Financial Reviews and Prospects."

ITEM 6.   DIRECTORS AND EXECUTIVE OFFICERS

A.   Directors and Management

     Each of our directors is elected by the shareholders to serve until the next annual meeting of shareholders or until a successor is elected or appointed. Our executive officers are appointed annually to serve at the discretion of the board of directors. The following table sets forth certain information about our directors and executive officers, as of June 19, 2001.

Name                             Age   Position
----                             ---   --------
Marcel LeBrun..................  31    President, Chief Executive Officer and
                                       Director
Peter G. Jollymore/(2)//(3)/...  61    Chairman of the Board of Directors
Allan Cameron..................  47    Vice President of Technology
Gerry Verner...................  36    Vice President of Marketing and Business
                                       Development
Marjean Henderson..............  50    Vice President and Chief Financial
                                       Officer
Nigel Bealing..................  38    Vice President of Sales, Europe, Middle
                                       East and Africa
Norman Bier....................  40    Vice President of Sales, North and South
                                       America
Pierre-Jean Chalon.............  40    Vice President of Sales, Asia Pacific
Dany DeGrace...................  34    Vice President of Customer Solutions
Gregory Allemann...............  54    Director
Joe C. Culp/(1)//(2)/..........  67    Director
Carey Diamond/(1)//(3)/........  45    Director
Dr. Terence H. Matthews........  57    Director
Michael J. McCloskey...........  45    Director
Robert E. Neal/(1)/............  45    Director
Gerald L. Pond/(2)//(3)/.......  56    Director
Paul Spruyt....................  38    Director

Notes:

/(1)/  Member of audit committee
/(2)/  Member of human resources committee
/(3)/  Member of governance committee

     The following is a summary of the background of each director and executive officer.

     Marcel Lebrun. Mr. LeBrun co-founded ImagicTV and has served as President and Chief Executive Officer and is a director since January 1998. From June 1992 to December 1997, Mr. LeBrun held various positions at NBTel, including Managing Director of E-Business Services and other senior technical, marketing and strategic business planning positions. Mr. LeBrun has a Bachelor of Science in Electrical and Computer Engineering from the University of New Brunswick. Mr. LeBrun resides in Fredericton, New Brunswick.

     Peter G. Jollymore. Mr. Jollymore has served as Chairman of the Board and a director of ImagicTV since January 1998. He is also currently the Acting Dean of the Faculty of Business at the University of New Brunswick in Saint John, New Brunswick. From 1967 until his retirement in December 1998, Mr. Jollymore served in various positions at NBTel from design engineer to Vice President of NBTel and its affiliate Bruncor Inc. He serves on the Board of Directors of the Business Development Bank of Canada and of Callistro Multimedia Inc., a computer software company producing video-on-demand applications. He has a Bachelor of Science in Engineering from Mount Allison University and a Bachelor of Engineering from the Technical University of Nova Scotia. Mr. Jollymore resides in Saint John, New Brunswick.

     Allan Cameron. Mr. Cameron co-founded ImagicTV and has served as Vice President of Technology since January 1998. From May 1978 to December 1997, Mr. Cameron held various positions, including strategic and technical planning positions, at BNTel, where, among other things, he worked on the creation of NBTel's Beacon/VideoActive initiative, a deployment of broadband access capabilities using coaxial cable. Mr. Cameron has a Bachelor of Science in Engineering and a Master of Science in BioEngineering from the University of New Brunswick. Mr. Cameron resides in Saint John, New Brunswick. Mr. Cameron resides in Saint John, New Brunswick.

     Gerry Verner. Mr. Verner has served as Vice President of Marketing and Business Development of ImagicTV since July 2000 and served as Vice President, Marketing and Chief Financial Officer of ImagicTV from November 1998 to July 2000. From May 1986 to November 1998, Mr. Verner held various technical, marketing and management positions in NBTel, including Strategic Planning Manager. He has a Bachelor of Science in Electrical Engineering and a Masters in Business Administration from the University of New Brunswick. Mr. Verner resides in Quispamsis, New Brunswick.

     Marjean Henderson. Ms. Henderson has served as Vice President and Chief Financial Officer of ImagicTV since July 31, 2000. From August 1997 until July 2000, Ms. Henderson was Senior Vice President and Chief Financial Officer of Nucentrix Broadband Network, Inc., a provider of wireless broadband Internet and wireless cable services. From April 1996 to May 1997, she was Senior Vice President and Chief Financial Officer of Panda Energy Corporation, a global energy company. From December 1993 to June 1995, Ms. Henderson served as Senior Vice President and Chief Financial Officer of Nest Entertainment, Inc., a company which produces and markets home videos and feature length movies. From October 1987 to December 1993, Ms. Henderson was Chief Financial Officer of RCL Enterprises, Inc. and its affiliate, Lyrick Studios, which owns the character "Barney the Purple Dinosaur" and owns and produces the series "Barney and Friends." She has a Bachelor of Business Administration from the University of Texas. Ms. Henderson is a Certified Public Accountant. She resides in Dallas, Texas.

     Nigel Bealing. Mr. Bealing has served as Vice President of Sales for Europe, Middle East and Africa of ImagicTV since April 2001 and was European Sales Manager of ImagicTV from October 2000 to April 2001. From October 1996 to October 2000, Mr. Bealing held various senior positions, including Director - Northern Europe and European Sales Manager, at Optibase Europe Ltd., a company which provides broadband digital video-networking solutions and MPEG-based digital video content. He resides in Berkshire, England.

     Norman Bier. Mr. Bier has served as Vice President of Sales for North and South America of ImagicTV since April 2001 and served as Assistant Vice President of Sales - US of ImagicTV from October 2000 to April 2001 and as General Manager - East US of ImagicTV from December 1999 to October 2000. From January 1999 to December 1999, Mr. Bier was Vice President and General Manager of Tel-Link LLC, a competitive local exchange carrier. From November 1994 to January 1998, he served as Vice President of an outsourcing billing services unit at BellSouth Telecommunications. Mr. Bier resides in Cumming, Georgia.

     Pierre-Jean Chalon. Mr. Chalon has served as Vice President of Sales for Asia Pacific of ImagicTV since April 2001. From December 1996 to January 2001, Mr. Chalon was Managing Director of Asia Pacific at CS Telecom, a manufacturer of corporate networks and carrier access networks. He has a Master of Science from the Institut National des Telecommunications in Evry, France. Mr. Chalon resides in Singapore.

     Dany Degrace. Ms. DeGrace has served as Vice President of Customer Solutions of ImagicTV since February 2001 and was Senior Director of Engineering of ImagicTV from June 1998 to February 2001. From April 1995 to June 1998, Ms. DeGrace was a technical architect at Datacor/ISM, an IT outsourcing company. She has a Bachelor of Scientific Computer Anaylsis from the University of Moncton. Ms. DeGrace resides in Saint John, New Brunswick.

     Gregory Allemann. Mr. Allemann was appointed as a director of ImagicTV in April 2001. Since March 2001, he has served as Vice President of Marketing and Sales for WebOffice, Inc., a privately held communications infrastructure company. Mr. Allemann is also President of Allemann Associates, a consulting firm for the communications industry. In 2000, Mr. Allemann retired from SBC Communications after a 30-year career in which he held a variety of positions in technology research, network planning, network operations, product development, market planning, and procurement. During his last eight years with SBC, Mr. Allemann was Vice President and Executive Director of Broadband Infrastructure and Services for SBC's R&D subsidiary (SBC Technology Resources, Inc.). He has served and chaired in Texas Telecommunications Engineering Consortium and the Advisory Board of the University of Texas Electrical Engineering Department. Mr. Allemann resides in Austin, Texas.

     Joe C. Culp. Mr. Culp was elected as a director of ImagicTV in August 1999. Since 1990, he has served as President of Culp Communications Associates, a management consulting firm for the telecommunications industry. Mr. Culp has served as President of Lightnet, a fibre optic telecommunications carrier that Southern New England Telephone Company (now SBC Corporation) and CSX Corporation owned. He has also served as President of the Telecom Group of Rockwell International, a provider of electronic controls and telecommunications equipment. Mr. Culp currently serves on the Board of Directors of two privately-held telecommunications companies. He has served on the Advisory Board of the telecommunications group of the University of Texas, Arlington and the University of Arkansas. Mr. Culp resides in Austin, Texas.

     Carey Diamond. Mr. Diamond was elected as a director of ImagicTV in August 1999. Since 1996, he has served as President and Chief Executive Officer of Whitecastle Investments Limited, a private investment company in Canada and as managing director of its venture capital division Whitecap Venture Partners. From 1989 to 1996, Mr. Diamond served as Executive Vice President of Whitecastle. He currently serves on the Board of Directors of Alterna Technologies Group Inc., Photonami Inc. and Texar Corporation, all privately held Canadian high technology companies. Mr. Diamond resides in Toronto, Ontario.

     Dr. Terence H. Matthews. Dr. Mathews was elected as a director in January 1998. Dr. Matthews founded Newbridge Networks Corporation, a company that designs, manufactures, markets and services wide area network solutions, in March 1986 and served as Chairman of the Board and Chief Executive Officer of Newbridge from its inception to May 2000. Dr. Matthews was a co-founder of Mitel Corporation, a designer and manufacturer of telecommunications integrated circuit devices. He is also the principal of Celtic House International. Since June 2000, he has been Chairman and Chief Executive

Officer of March Networks Corp., a networked video applications company. Dr. Matthews resides in Kanata, Ontario.

     Michael J. McCloskey. Mr. McCloskey was appointed a director of ImagicTV in July 2000. Since June 1999, Mr. McCloskey has served as Chief Executive Officer and a director of Kana Communications Inc., a publicly traded company which is a provider of customer communication and commerce tools for e-businesses. Prior to joining Kana, from September 1996 to December 1998, Mr. McCloskey served in various senior management positions with Genesys Telecommunications Laboratories, Inc., a provider of enterprise interaction management software, including President, Chief Operating Officer, Vice President-Finance and International, Chief Financial Officer and Secretary. From May 1995 to September 1996, he served as Vice President, Finance, Chief Financial Officer and Vice President, Operations at Network Appliance, Inc., a network data storage device company. Mr. McCloskey resides in Pleasanton, California.

     Robert E. Neal. Mr. Neal was elected as a director of ImagicTV in June 1999. Since June 2000, he has served as President of Innovatia Inc., a company within the Aliant emerging business group that focuses on the development and sale of Internet-based technology. Mr. Neal joined NBTel in 1979 and since that time has held various positions with NBTel and its affiliates, including Vice President from September 1998 to February 2000. Mr. Neal resides in Quispamsis, New Brunswick.

     Gerald L. Pond. Mr. Pond was elected as a director of ImagicTV in January 1998. From November 1994 to March 1999, Mr. Pond served as President and Chief Executive Officer of Bruncor. Since March 1999, Mr. Pond has served as Executive Vice President of Aliant. Mr. Pond is also the President of Aliant Telecom and Emerging Business. He is currently serving on the Board of Directors of Innovatia and Prexar Inc., both Aliant affiliates. Mr. Pond resides in Rothesay, New Brunswick.

     Paul Spruyt. Mr. Spruyt was elected as a director of ImagicTV in July 2000. Since September 1999, he has served as General Manager of VDSL Virtual Company of Alcatel, a corporation which builds next generation networks, delivering integrated end-to-end voice and data communications solutions. From November 1997 to August 1999, he was Project Manager of Metallic Access Systems for Alcatel and from August 1995 to October 1997, he was Project Manager of Twisted Pair Access Systems for Alcatel. Mr. Spruyt resides in Heverlee, Belgium.

B.   Compensation

Compensation of Named Executive Officers

     The following table sets forth the compensation paid to Marcel LeBrun, Norman Bier, Doug Harrington, Marjean Henderson, Gerry Verner and Allan Cameron (the "Named Executive Officers") for each of our three most recently completed fiscal years. The Named Executive Officers are the only persons for whom executive compensation disclosure is required under applicable Canadian securities laws. We have not adopted any long-term incentive plans.

     Summary Compensation Table for the Fiscal Year Ended February 28, 2001

------------------------------------------------------------------------------------------------------------------------------
                                                      Annual Compensation                Long-Term
                                                                                        Compensation
                                             --------------------------------------     ------------
                                                                                           Awards
                                                                                        ------------
                                                                   Other Annual        Securities Under        All Other
                                               Salary    Bonus   Compensation/(2)/         Options          Compensation/(3)/
   Name and Principal Position   Year/(1)/      ($)       ($)          ($)                   (#)                  ($)
------------------------------------------------------------------------------------------------------------------------------
   Marcel LeBrun, President and     2001      163,400    50,200       21,600                     -                   -
   Chief Executive Officer          2000       81,300         -        7,050               186,176                   -
                                    1999       68,700         -        4,400                     -                   -

------------------------------------------------------------------------------------------------------------------------------

   Norman Bier,                     2001      105,800         -            -                11,636              99,300
   Vice President of Sales for      2000       26,800         -            -                29,090              12,000
   North and South America/(4)/     1999            -         -            -                     -                   -
------------------------------------------------------------------------------------------------------------------------------

   Doug Harrington, Vice            2001      119,800    20,100       18,900                     -                   -
   President of Sales/(5)/          2000       69,600         -        6,250                69,816                   -
                                    1999       60,000         -        2,600               104,724                   -
------------------------------------------------------------------------------------------------------------------------------

   Marjean Henderson, Vice          2001      117,100         -        7,630               197,812                   -
   President and Chief              2000            -         -            -                     -                   -
   Financial Officer/(6)/           1999            -         -            -                     -                   -
------------------------------------------------------------------------------------------------------------------------------

   Gerry Verner,                    2001       94,000    13,400       19,000                     -                   -
   Vice President of Marketing      2000       63,700         -        6,150               104,724                   -
   and Business Development         1999       15,200         -            -                69,816                   -
------------------------------------------------------------------------------------------------------------------------------

   Allan Cameron,                   2001       94,700         -       19,000                     -                   -
   Vice President of Technology     2000       73,100         -        6,550               162,904                   -
                                    1999       67,500         -        3,700                     -                   -
------------------------------------------------------------------------------------------------------------------------------

Notes:

/(1)/ The amounts are determined for the applicable fiscal year ended on the last day of February.
/(2)/ Amounts include payments made by us as matching registered retirement savings and pension plan contributions to those made by our executive officers and an automobile allowance.
/(3)/  Amounts include commissions paid to the executive officers.
/(4)/ Mr. Bier joined ImagicTV in December 1999 and has served as an executive officer since April 30, 2001
/(5)/ Mr. Harrington's employment with ImagicTV ceased on March 19, 2001. /(6)/ Ms. Henderson joined ImagicTV in July 2001.

     The following table sets forth individual grants of stock options during the fiscal year ended February 28, 2001 to the Named Executive Officers:

         Option Grants during the Fiscal Year ended February 28, 2001

-------------------------------------------------------------------------------------------------------------------------------
                                             % of Total                               Market Value
                                              Options                                   of Shares
                             Shares          Granted to                                Underlying
                             Under           Employees           Exercise or           Options at
                            Options          in Fiscal           Base Price           Date of Grant
        Name                Granted            Year             ($ per Share)         ($ per Share)          Expiration Date
-------------------------------------------------------------------------------------------------------------------------------
Marcel LeBrun                     -                 -                      -                  -                     -
-------------------------------------------------------------------------------------------------------------------------------
Norman Bier                  11,636              0.73%                 11.17              11.17/(1)/            2007/09/13
-------------------------------------------------------------------------------------------------------------------------------
Doug Harrington                   -                 -                      -                  -                     -
-------------------------------------------------------------------------------------------------------------------------------
Marjean Henderson           197,812             12.45%                  1.54               1.54/(1)/            2007/07/31
-------------------------------------------------------------------------------------------------------------------------------
Gerry Verner                      -                 -                      -                  -                     -
-------------------------------------------------------------------------------------------------------------------------------
Allan Cameron                     -                 -                      -                  -                     -
-------------------------------------------------------------------------------------------------------------------------------

Note:

/(1)/ There was no public market for the common shares on the dates of the option grants. Therefore, the amounts set forth in this column represent the fair market value of the common shares as of the dates, as determined by our Board of Directors.


 Aggregate Option Exercises in Last Fiscal Year and Fiscal Year Option Values

     The officers named in the summary compensation table did not exercise any options during the fiscal year ended February 28, 2001. The following table sets forth the estimated fair market value as of February 28, 2001 of the exercisable and unexercisable options held by these officers.

-----------------------------------------------------------------------------------------------------------
                                               Number of Common
                                              Shares Underlying                    Value of Unexercised
                                             Unexercised Options                 In-The-Money Options at
                                            at Fiscal Year End (#)               Fiscal Year End ($)/(1)/
-----------------------------------------------------------------------------------------------------------
 Name                                     Exercisable      Unexercisable      Exercisable     Unexercisable
-----------------------------------------------------------------------------------------------------------
 Marcel LeBrun                                133,814            168,722         $313,648         $335, 873
-----------------------------------------------------------------------------------------------------------
 Norman Bier                                    7,273             33,453           14,982            44,943
-----------------------------------------------------------------------------------------------------------
 Doug Harrington                               69,817            104,723          171,037           240,820
-----------------------------------------------------------------------------------------------------------
 Marjean Henderson                                  -            197,812                -           320,455
-----------------------------------------------------------------------------------------------------------
 Gerry Verner                                  61,089            113,451          121,654           206,481
-----------------------------------------------------------------------------------------------------------
 Allan Cameron                                123,633            149,813          289,098           292,470
-----------------------------------------------------------------------------------------------------------

Note:

/(1)/ The value of an "in-the-money" option represents the difference between the aggregate estimated fair market value of the common shares issuable upon exercise of the option and the aggregate exercise price of the option. The fair market value of the common shares on February 28, 2001 was $3.16 as quoted on the Nasdaq National Market.

Compensation of Directors

     During the fiscal year ended February 28, 2001, no director received monetary compensation for serving as a director of ImagicTV other than reimbursement for expenses incurred in attending meetings. The following directors received options to purchase common shares pursuant to our stock option plan in the fiscal year ended February 28, 2001 as compensation for acting as directors:

--------------------------------------------------------------------------------------------------------
                          Common Shares
  Name of Director        Under Options       Exercise Price      Date of Grant       Expiration Date
                             Granted          ($ per share)
--------------------------------------------------------------------------------------------------------
Joe C. Culp                  11,636               $1.54             2000/03/23           2007/03/23
                             11,636               $1.54             2000/08/10           2007/08/10
--------------------------------------------------------------------------------------------------------
Michael McCloskey            23,272               $1.54             2000/08/10           2007/08/10
--------------------------------------------------------------------------------------------------------
Peter Jollymore              29,090               $1.54             2000/08/10           2007/08/10
--------------------------------------------------------------------------------------------------------

     Effective May 30, 2001, we adopted a new compensation structure for directors. On such date, Greg Allemann was granted options to purchase 25,000 common shares at an exercise price of C$1.95 to vest over three years at a rate of 1/36 per month from date of grant with an expiration date of seven years from date of grant. Annually, each of Peter Jollymore, Joe Culp and Greg Allemann, on confirmation of their appointment for the following year at the annual meeting of shareholders, will be granted options to purchase 10,000 common shares at an exercise price equal to the closing price of common shares on the Toronto Stock Exchange, or the TSE, on the day immediately prior to the date of grant; these options, which are to be granted 72 hours after the annual meeting of shareholders, will vest 12 months from the date of grant and will have an the expiration date of seven years from date of grant. Annually, 72 hours after the annual meeting of shareholders, each director who is a chairman of a committee of the Board of Directors and not a member of management will receive options to purchase an additional 5,000 common shares at an exercise price equal to the closing price of common shares on the TSE on the day immediately prior to the date of grant; such options to vest in 12 months from the date of grant and to an expiration date of seven years from date of grant. Joe Culp and Greg Allemann each receive a payment of $1,000 per day, per meeting attended in person, including travel time.

Directors' and Officers' Liability Insurance

     We provide liability insurance for our directors and officers. The policy does not distinguish between the liability insurance for directors and officers, the coverage being the same for both groups. The premium for the twelve-month period ending November 21, 2001 is $363,000, all of which is borne by us. The policy limit is $20,000,000 with a $200,000 retention for securities claims and a $100,000 retention for non-securities claims. Our directors and officers are insured against losses arising from claims against them for certain of their acts, errors or omissions in such capacity. We are insured against losses arising out of any liability to indemnify a director or officer.

Employment Agreements

     Each of the Named Executive Officers, except Mr. Bier, entered into an employment agreement with us dated July 17, 2000. We are in the process of settling the terms of Mr. Bier's employment agreement.

     Pursuant to these agreements, the annual base salary for each officer is as follows: Mr. LeBrun, $220,000; Mr. Verner, $110,000; Ms. Henderson, $210,000; and Mr. Cameron, $110,000.

Mr. Harrington's employment was terminated on March 19, 2001. These base salaries are subject to review by our Board of Directors in its discretion. Further, the officers (other than Mr. Bier) are entitled to an annual bonus, up to a maximum of 50% of his or her annual base salary, as determined by our Board of Directors in its discretion based upon target profit and revenue performance levels and upon individual performance. In addition, pursuant to the terms of the employment agreements with each of the Named Executive Officers (other than Mr. Bier), he or she is subject to non-competition provisions during his or her employment and for 12 months thereafter and to confidentiality restrictions.

     With respect to each of the Named Executive Officers (other than Mr. Bier) the employment agreement provides that in the event of termination without cause the executive officer is entitled to monthly severance payments equal to his or her respective base salary for one year, continued benefits coverage for one year, and a pro rata portion of any earned bonus and to exercise vested options and any unvested options that otherwise would have vested in the 12 month period following the date of termination. In the event of termination for cause, the Named Executive Officer (other than Mr. Bier) is entitled to receive his or her respective salary and bonus through the date of termination and to exercise vested options for which the executive officer had provided notice of exercise prior to the date of termination.

     In the event of a change of control of ImagicTV, which is defined as the acquisition by a person of 51% or more of our outstanding voting shares, the employment agreements which the Named Executive Officers (other than Mr. Bier), provided that we may terminate the employment of the Executive Officer. Each Named Executive Officer (other than Mr. Bier) also has the right to terminate his or her employment in the event of a change of control. The Named Executive Officers (other than Mr. Bier) are each entitled to a severance payment equal to his or her respective accrued base salary and the pro-rated portion of any earned bonus. In addition, each Named Executive Officer (other than Mr. Bier) has the right, on termination, to exercise, within 90 days, any options granted to that executive officer, regardless of vesting date.

C.   Board Practices

     Our board of directors is currently comprised of ten persons. At the annual meeting of shareholders to be held on July 31, 2001 the shareholders will be asked to elect nine directors. All of the nominees to be elected at the meeting are currently directors. In accordance with the provisions of the Canada Business Corporations Act, our directors are authorized from time to time to increase the size of the board of directors, and to fix the number of directors, up to a maximum of 12 persons as currently provided under our articles, without the prior consent of the shareholders.

Board Committees

     Our board of directors has established an audit committee, a human resources committee and a governance committee. All of the committees of our board of directors were appointed on February 3, 2000.

Audit Committee

     We are is required by applicable law to have an audit committee consisting of at least three directors, a majority of whom must be independent, non-executive directors. The audit committee currently has three members: Joe Culp, Chairman, Carey Diamond and Robert Neal. The audit committee is responsible for, among other things: (i) recommending the annual appointment of our auditors;
(ii) reviewing the independence of our auditors; (iii) reviewing and approving interim and annual financial statements with management and our auditors; (iv) assessing accounting principles used by our financial reporting; and (v) reviewing the adequacy of our internal control procedures.

Corporate Governance Committee

     The Corporate Governance Committee consists of Carey Diamond, Chairman, Peter Jollymore and Gerald Pond. The committee's mandate is to develop and monitor our approach to corporate governance issues, establish procedures for the identification of new nominees to our board, develop and implement orientation procedures for new directors and assess the effectiveness of our board and its committees.

Human Resources Committee

     Pursuant to the 2000 Share Option Plan, the Human Resources Committee must be comprised of at least two non-employee directors. The committee currently consists of Peter Jollymore, Chairman, Gerald Pond and Joe Culp. The committee's mandate is to establish salaries, incentives, and other forms of compensation for our directors, executive officers, employees, and consultants. The committee also administers our other benefit plans.

D.   Employees

     As of February 28, 2001, we employed approximately 216 full-time employees, excluding temporary personnel and consultants. We are not subject to any collective bargaining agreements and believe our relationship with our employees is good.

E.   Share Ownership

     The following table sets forth certain information concerning the ownership of common shares and options to purchase common shares of Imagic TV at July 3, 2001 by each director and each of the Named Executive Officers. Each of the directors and Named Executive Officers listed on the following table directly holds less than one percent of our common shares and the directors and executive officers, as a group directly, hold less than one percent of the common shares. See "Major Shareholders" in "Item 7. Major Shareholders and Related Party Transactions" for information as to the share ownership of our major shareholders with whom some of our directors are affiliated.

                                                                                  Options
                                                 --------------------------------------------------------
Name                                Common            Number             Exercise                Expiry
                                    Shares            Granted             Price                   Date
------------------------------   --------------  --------------      -----------------  -----------------
Marcel LeBrun.................       14,545             116,360              $ 0.56         January 5, 2005
                                                         69,816              $ 0.89         April 13, 2006
                                                        116,360              $ 1.54         December 17, 2006

Peter G. Jollymore............       27,702              29,090              $ 1.54         August 10, 2007
Allan Cameron.................       31,999             110,542              $ 0.56         January 5, 2005
                                                         46,544              $ 0.89         April 13, 2006
                                                        116,360              $ 1.54         December 17, 2006

Gerry Verner..................       31,389              69,816              $ 0.89         November 30, 2005
                                                        104,724              $ 1.54         February 3, 2007

Marjean Henderson.............          250             197,812              $ 1.54         July 31, 2007

Norman Bier...................          500              29,090              $ 1.10         December 1, 2006
                                                         11,636              $11.17         September 13, 2007
                                                         25,000              $ 1.20         April 30, 2008

Gregory Allemann..............          Nil              25,000              $ 1.26         May 30, 2008

Joe C. Culp...................       22,273              11,636              $ 1.54         March 23, 2007
                                                         11,636              $ 1.54         August 10, 2007
Carey Diamond.................          Nil/(1)/              -                   -         -

Dr. Terence H. Matthews.......          Nil/(2)/              -                   -         -

Michael J. McCloskey..........          Nil              23,272              $ 1.54         August 10, 2007

Robert E. Neal................        7,819/(3)/              -                   -         -

Gerald L. Pond................       43,338/(3)/              -                   -         -

Paul Spruyt...................          Nil/(4)/              -                   -         -

Notes:

(1) Whitecastle beneficially owns 2,464,927 Common Shares. Mr. Diamond is the President of Whitecastle.
(2) Celtic House beneficially owns 2,454,676 Common Shares. Dr. Matthews is the principal of Celtic House.
(3) This excludes 7,209,751 Common Shares beneficially owned by Aliant. Messrs. Neal and Pond are officers of Aliant or subsidiaries of Aliant.
(4) Alcatel beneficially owns 3,986,857 Common Shares. Mr. Spruyt is the General Manager of the VDSL Virtual Company of Alcatel.

Option Plans

     We currently maintain two share option plans. Each is intended to attract, retain and motivate employees, officers and directors of, and consultants to, our company. The Human Resources Committee of our board of directors administers the option plans. The Human Resources Committee determines, among other things, the term, vesting periods and the price of options granted under the plan. As of May 31, 2001, 2001, options to purchase 3,587,962 common shares at a weighted average exercise price of $1.88 per share have been granted under the plans.

Employee Share Option Plan

     We adopted our initial share option plan in February 1998 and amended it on December 17, 1999. It provides for the grant of options to employees, officers and directors of, and consultants to, our company. Options granted to employees generally have the following terms. All options granted under the plan have a maximum term of seven years. In the past, the exercise price per share for each option has been determined by the Human Resources Committee with reference to the value of our company, as determined by our board of directors, and to the number of our shares that are outstanding. If we terminate an option holder's employment without cause, the vested portion of any grant will remain exercisable for the lesser of 60 days or the balance of the option term. In the event we terminate an option holder's employment for cause, any option held by such option holder shall thereupon immediately terminate, whether exercisable or not. If the option holder dies, the vested options may be exercised for a period of one year or the balance of the term, whichever is shorter. In the event the option holder retires, the option holder may exercise vested options for 60 days or the balance of the option term, whichever is shorter. In the event of disability, the option holder has six months or the balance of the option term, whichever is shorter, to exercise vested options. Unvested options will expire upon termination of employment for any reason. The terms of the options granted to the officers referred to under the "Employment Contracts" are described in that section.

2000 Share Option Plan

     Our board of directors approved our 2000 share option plan on November 9, 2000, and our shareholders approved it thereafter. This new plan does not affect options granted under the initial plan. The compensation committee of our board of directors administers the new plan and determines, among other things, the eligibility of persons to participate in the plan, vesting periods and other attributes of individual options. The new plan provides for the grant of options to employees, officers and directors of, and consultants to, ImagicTV and its affiliates. Both incentive share options and non-qualified share options are available to U.S. residents.

     Options held by any person under the new plan together with any other options granted to that person may not at any time exceed 5% of the aggregate number of our common shares outstanding from time to time. The maximum number of shares issuable under the new plan is 1,879,185, subject to necessary approvals. The options granted under the new plan have a maximum term of 10 years and an exercise price no less than the fair market value of our common shares on the date of the grant, or 110% of fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the votes outstanding. Under the new plan, if a change of control of our company should occur, our board of directors will be permitted, without any action or consent required on the part of any option holder to, among other things accelerate the vesting of all options so that they become immediately exercisable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The following table provides information regarding the beneficial ownership of our common shares as of February 28, 2001 for each person or entity who is known to us to own beneficially more than 5% of our outstanding common shares. As used in the table, "beneficial ownership'' means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this annual report. Common shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding these options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 24,592,624 common shares outstanding as of February 28, 2001.


                                                         Number of Shares           Percentage of Shares
Name of Beneficial Owner                                 Beneficially Owned         Beneficially Owned
------------------------                                 ------------------         --------------------
Aliant Inc.
(held through Aliant Horizons Inc.)...................        7,209,751                      29.31%
   One Brunswick Square, 19/th/ Floor
   Saint John, New Brunswick  E2L 4R5

Compagnie Financiere Alcatel
(held through its subsidiary, Alcatel Canada Inc.)....        3,986,857                      16.21%
   600 March Road
   Kanata, Ontario K2K 2E6

Whitecastle Investments Limited.......................
   22 St. Clair Avenue East, Suite 1010                       2,464,927                      10.02%
   Toronto, Ontario M4T 2S3

Celtic House International
(held through 506048 N B Ltd.)........................        2,454,676                       9.98%
   555 Legget Drive, Suite 211
   Kanata, Ontario K2K 3X3

Centara Investments Inc...............................
   2620 - 1 Lombard Place,                                    1,338,245                       5.44%
   Winnipeg, Manitoba R3B 0X5

     As of the close of business on June 19, 2001, CDS & Co. as nominee on behalf of The Canadian Depository for Securities Limited, or CDS, was the registered holder of 7,127,467 common shares representing approximately 28.97% of the outstanding common shares and Cede & Co as nominee on behalf of The Depository Trust Company, or DTC, was the registered holder of 3,055,138 common shares representing approximately 12.42% of the outstanding common shares. It is, however, management's understanding that the common shares registered in the name of CDS or DTC are held by various brokers and other parties on behalf of clients and others (including certain of the principal holders named above).

     Except as disclosed above, as at June 20, 2001, our current directors and officers as a group owns directly or indirectly or exercised control or direction over a total of 191,451 common shares representing approximately 0.78% of the issued and outstanding common shares.

     The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

     As of the close of business on June 20, 2001, our registrar and transfer agent reported that there were 24,598,442 common shares issued and outstanding. Of those common shares issued and outstanding, 21,243,899 common shares were registered to Canadian residents (79 holders of record) and the remaining 3,354,543 common shares were registered to United States residents (6 holders of record). No common shares were registered to residents of other foreign countries.

     To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

     There are no arrangements known to us, the operation of which may at a subsequent date result in a change of control of our company.

B.   Related Party Transactions

     The following describes the significant transactions entered into between us and our directors, executive officers, shareholders, and affiliates of the shareholders in the fiscal year ended February 28, 2001. All future transactions between us and any of those parties will be subject to approval by a majority of the disinterested members of the board.

Technology Agreements

     On April 19, 1999, we entered into a licensing agreement with NBTel. Pursuant to this agreement, NBTel received a perpetual, non-exclusive license to use DTV Manager in the Province of New Brunswick for cash consideration of C$500,000 and future one-time per subscriber payments decreasing from C$150 to C$80 based on the number of active NBTel subscribers to DTV Manager in New Brunswick. In addition, the license agreement provides for the annual payment of fees for maintenance and technical support services in an amount equal to 20% of the total license fees, including the initial fee and cumulative subscriber royalties. If requested by NBTel we have agreed to provide consulting and training services at then current rates.

     On December 16, 1999, NBTel assigned the license agreement to Aliant, and the license agreement was amended to include a license for our pcVu software product and to expand the geographic territory of the license to the provinces of Nova Scotia, Prince Edward Island and Newfoundland on an exclusive basis. In connection with the assignment and amendment, Aliant agreed to pay us cash consideration amounting to C$900,000, of which C$500,000 was paid on January 31, 2000, C$200,000 was paid on January 31, 2001 and C$200,000 is due on January 31, 2002. Under the amended agreement, the future one-time per subscriber payments based on the number of subscribers also applies to subscribers in Nova Scotia, Prince Edward Island and Newfoundland. In accordance with the amended agreement, MTT, the incumbent local exchange carrier in the Province of Nova Scotia and a subsidiary of Aliant, has licensed and has commercially deployed DTV Manager.

     On January 16, 2001, the license agreement was further amended to include a sale of 40,000 subscriber-based licenses for C$3,200,000, payable in non-refundable instalments of C$1,600,000 paid to us on January 16, 2001 and C$1,600,000 due on February 28, 2002.

     Through February 28, 2001, we recorded revenues from NBTel totalling C$1,866,100 in one-time per subscriber royalty payments. In the fiscal year ended February 28, 2001, NBTel made payments to us for maintenance and technical support services of C$100,000.

     In addition, we have supplied NBTel and Aliant with set-top boxes at little or no mark-up above our cost. We received revenues of $462,000 in fiscal 1999, $180,000 in fiscal 2000 and $1.0 million in fiscal 2001 from the sales of set-top boxes to NBTel and Aliant.

     In November 1999, we entered into a license agreement with Newbridge Networks Corporation, which was then one of our principal shareholders and is now part of Alcatel. Pursuant to this agreement, Newbridge received a license to use DTV Manager for internal testing purposes at six technical laboratories. The license also permitted Newbridge to use DTV Manager in sales and marketing demonstrations of its hardware products. In exchange for the license, we received switching equipment from Newbridge that enables the prioritized transmission of voice, Internet and television data in high-speed, networked environments. We have used this equipment for research and development purposes. The transaction was recorded at the fair value of the equipment, which amounted to $103,000. In connection with the transaction, we recorded license fee revenues for the same amount. In February 2000, we amended the license agreement to provide Newbridge with the opportunity to purchase additional twelve-month site licenses for demonstration purposes. As of February 28, 2001 we had received aggregate cash consideration of C$40,000 for these additional licenses and $17,000 for a 90-day trial license. We also currently supply Newbridge with set-top boxes for laboratory test installations at little or no mark-up above our cost. We received $23,000 in fiscal 2000 and $17,000 in fiscal 2001 from the sales of set-top boxes to Newbridge.

Financings, Loans and Inter-company Arrangements

     During the year ended February 28, 2000, the Minister of Economic Development, Tourism and Culture for the Province of New Brunswick, through an application filed by Newbridge, indirectly granted us a repayable government assistance loan in the amount of C$2,560,000 and a forgivable loan in the amount of C$640,000, to assist us in creating research and development employment in the Province of New Brunswick. The forgivable loan was fully forgiven and recognized in the statement of operations as forgiveness of debt. The repayable loan is repayable in annual installments equal to 1.5% of the license fee revenues of the immediately preceding year, and the balance, if any, is due on February 25, 2006. The repayable loan is interest-free until February 25, 2006 and, if not paid at that date, thereafter will bear interest at 6.3% per annum. As of February 28, 2001, we have repaid C$34,395 of the principal of the repayable loan.

     In addition, we may be required to accelerate repayment of the repayable loan if the total number of our full-time employees employed in the Province of New Brunswick falls below 92 at any time during the fiscal year ending February 28, 2002. As of February 28, 2001, we employed approximately 180 full-time employees in the Province of New Brunswick.

     In September 2000, we issued warrants to purchase Common Shares to four of our principal shareholders at the time and one other shareholder for an aggregate purchase price of $10,000,000. These warrants were automatically exercised in October 2000. In accordance with the terms of the warrants, each warrantholder was entitled to receive upon completion of a sale of Common Shares to outside investors, for no additional consideration, a number of shares per warrant which reflected the price paid per Common Share by outside investors. As a result of the October 2000 sale of Common Shares to America Online, Inc. and Cisco Systems, Inc. at $11.00 per share, 1.11 Common Shares per warrant were issued upon exercise of the warrants. This resulted in the issuance of the following numbers of Common Shares to these four principal shareholders: 205,157 to Alcatel, 371,001 to Aliant, 126,312 to Celtic House, and 137,727 to Whitecastle.

Leases

     We sublease a portion of our principal executive offices from NBTel. Of the approximately 33,000 square feet that we occupy at our principal executive offices, we sublease approximately 23,000 square feet from NBTel at a cost of approximately $338,000 per year. The lease on such facility expires in December 2002, subject to a renewal option of one additional year.

C.   Interests of Experts and Counsel

     Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     For our consolidated financial statements, see "Item 18. Financial Statements."

     Export sales constitute a significant portion of our total sales volume. The total volume of export sales from Canada for the fiscal year ended February 28, 2001 was $5.2 million representing 58.3% of our total sales.

     There are currently no outstanding material legal proceedings to which we are a party or any of our properties is subject, nor do we know of any material threatened or contemplated proceedings against us.

     We have never declared or paid any cash dividends on our common shares. At present, we expect to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate that we will pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, capital requirements and other factors as our board of directors considers relevant.

B.   Significant Changes

     Since February 28, 2001, there have been no significant changes in our financial condition or results of operations.

ITEM 9.    THE OFFER AND LISTING

A.   Offer and Listing Details

     The common shares are registered shares. CIBC Mellon Trust Company acts as transfer agent in Canada and ChaseMellon Shareholder Services, L.L.C. acts as transfer agent in the U.S. We first offered our shares through an initial public offering conducted in November 2000. The following tables show for the periods indicated the high and low closing market prices since November 20, 2000, the date our common shares first traded on the Nasdaq National Market ("Nasdaq") and the Toronto Stock Exchange ("TSE").

                                               Nasdaq                              TSE50
                                             Year Ended                         Year Ended
                                         February 28, 2001                   February 28, 2001
                              -----------------------------------------------------------------------
                                          in U.S. dollars                   in Canadian dollars
Share Market Prices
 High.......................                   $ 9.00                             $ 14.00
 Low........................                     2.00                                3.05

                                               Nasdaq                               TSE
                                           Quarter Ended                       Quarter Ended
                                         February 28, 2001                   February 28, 2001
                              -----------------------------------------------------------------------
                                          in U.S. dollars                   in Canadian dollars
Share Market Prices
 High.......................                   $ 7.56                             $ 11.30
 Low........................                     2.00                                3.05

                                                                             Nasdaq
                                                                          Month Ended
                                  Nov. 30,      Dec. 31,      Jan. 31,      Feb. 28,      Mar. 31,      Apr. 30,      May 31,
                                   2000          2000          2001          2001          2001          2001          2001
                              --------------------------------------------------------------------------------------------------
(in U.S. dollars)
Share Market Prices
 High.......................       $ 9.00        $ 7.56        $ 7.00        $ 6.75        $ 2.88        $ 1.61        $ 1.61
 Low........................         6.75          4.75          5.00          2.00          1.50          1.19          1.19

                                                                              TSE
                                                                          Month Ended
                                  Nov. 30,      Dec. 31,      Jan. 31,      Feb. 28,      Mar. 31,      Apr. 30,      May 31,
                                   2000          2000          2001          2001          2001          2001          2001
                              --------------------------------------------------------------------------------------------------
(in Canadian dollars)
Share Market Prices
 High.......................       $ 14.00       $ 11.30       $ 10.55       $ 10.00       $ 4.49         $ 2.50        $ 2.10
 Low........................         10.15          7.50          7.60          3.05         2.50           1.85          1.85

B.   Plan of Distribution

     Not applicable.

C.   Markets

     Our common shares are listed on the Nasdaq National Market under the symbol "IMTV" and on the Toronto Stock Exchange under the symbol "IMT."

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

     (a)    Directors

     There are currently no provisions in the bylaws or articles of incorporation with respect to the voting power, borrowing ability, mandatory retirement age, or share ownership requirement for directors. See "Item 6. Directors and Executive Officers" for further information about the board of directors powers.

     (b)    Share Classes

     Holders of common shares are entitled to receive dividends if, as and when declared by the board of directors. The board of directors may declare dividends on the common shares to the exclusion of any other class of shares. Holders of common shares are entitled to receive notice of and attend all annual and special meetings of shareholders and to one vote for each share held.

     Holders of preferred shares will receive the rights and privileges and be subject to the restrictions and conditions as determined by the board of directors at the time of issuance.

     (c)    Change in Shareholder Rights

     Under the Canada Business Corporations Act, a special resolution passed by the holders of a majority of not less than two-thirds of the common shares represented in person or by proxy at a duly called meeting of shareholders or signed by all shareholders is necessary to change the rights attributable to the common shares.

     (d)    Meetings

     Annual general meetings will be called no later than 15 months after the holding of the preceding annual meeting. The board of directors may call a special meeting of shareholders at any time.

     (e)    Limitations on Ownership

     There are no provisions in the bylaws or articles of incorporation regarding limitations on the right to own securities.

     (f)    Change of Control

     There are no provisions in the bylaws or articles of incorporation that would have the effect of delaying, deferring or preventing a change of control of ImagicTV.

     (g)   Ownership Threshold

     There are no provisions in the bylaws or articles of incorporation regarding limitations on the right to own securities.

C.   Material Contracts

     See "Related Party Transactions" in "Item 7. Major Shareholders and Related Party Transactions."

D.   Exchange Controls

     There are currently no exchange controls that have a material effect on the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.   Taxation

Certain Canadian and United States Income Tax Considerations

United States Holders

     The following summary discusses the material Canadian federal income tax and U.S. federal income consequences generally applicable to the acquisition, ownership and disposition of shares by a U.S. Holder (as defined below):

     . that is resident in the United States and is not resident in Canada for the purpose of the Canada-United States Income Tax Convention (the "Treaty");

     .     that otherwise qualifies for full benefits under the Treaty; and

     . whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment or fixed base in Canada.

     As used herein, a "U.S. Holder" means a beneficial owner of shares that is, for U.S. federal income tax purposes:

     .     a citizen or individual resident of the United States;

     . a corporation, partnership or other entity organized in or under the laws of the United States or any state thereof (including the District of Columbia);

     . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     . a trust if, in general, the trust is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code").

     This summary is based on U.S. and Canadian federal income tax law, regulations, administrative pronouncements and court decisions, all as of the date of this annual report and all of which are subject to change or differing interpretation, possibly with retroactive effect as more fully described below.

     This summary does not purport to address all aspects of Canadian federal income and U.S. federal income taxation that may be relevant to a U.S. Holder, and does not take into account the U.S. federal income tax consequences to U.S. Holders that may be subject to special rules (including, but not limited to, tax-exempt entities, U.S. expatriates, financial institutions, insurance companies, broker-dealers, traders in securities, investors liable for alternative minimum tax, investors that own (directly, indirectly or by attribution) 2% or more of our voting shares, investors that hold shares as part of a straddle, hedging, conversion or integrated transaction, or investors whose functional currency is not the U.S. dollar). Furthermore, this summary does not address U.S. state, local or other (such as U.S. estate or gift) or Canadian provincial or territorial tax consequences of the acquisition, ownership and disposition of shares. Holders of shares should consult their own tax advisers as to the particular Canadian federal, provincial and territorial tax and U.S. federal, state and local income and other tax consequences to them of the acquisition, ownership and disposition of shares. The summary which follows is generally limited to U.S. Holders that hold the shares as capital assets for U.S. and Canadian federal income tax purposes. A share will generally be considered to be a capital asset to a U.S. Holder (for Canadian tax purposes) unless the holder holds it as inventory in the course of carrying on a business or acquired it in a transaction or transactions considered to be an adventure in the nature of a trade.

     In addition, the following summary of Canadian federal income tax considerations applies only to a U.S. Holder who, for purposes of the Income Tax Act (Canada) (the "Canadian Act") and at all relevant times, is not resident or deemed to be resident in Canada, deals at arm's length with ImagicTV, does not use or hold, and is not deemed to use or hold, the shares in, or in the course of carrying on, a business or providing independent personal services in Canada, does not carry on an insurance business in Canada and elsewhere, and who, for purposes of the Treaty and at all relevant times, does not own (or is not treated as owning) 10% or more of the outstanding voting shares of ImagicTV.

Canadian Federal Income Tax Considerations

     This portion of the summary is based upon the current provisions of the Canadian Act, and the regulations thereunder and an understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency. The summary also takes into account all specific proposals to amend the Canadian Act and the regulations publicly announced prior to the date of this annual report (the "Proposed Amendments"), and, while we cannot assure you that the Proposed Amendments will be enacted as announced, or at all, this summary assumes that the Proposed Amendments will be enacted substantially as proposed. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or governmental decision, action or interpretation.

Canadian Federal Taxation of Dividends on Shares

     Dividends, including deemed dividends and stock dividends, paid or credited on shares owned by a U.S. Holder will be subject to Canadian withholding tax under the Canadian Act at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the Treaty to 15% where the U.S. Holder is the beneficial owner of the dividends. Under the Treaty, dividends paid or credited to a U.S. Holder that is a United States tax-exempt organization as described in Article XXI of the Treaty, other than such dividends that constitute income from carrying on a trade or business, will generally not be subject to Canadian withholding tax, although such entities may be subject to administrative procedures to confirm their eligibility to such exemption.

     Under the Canadian Act, dividends may be deemed to be paid in certain circumstances. For example, when a corporation redeems or purchases for cancellation shares of its capital stock, a dividend will be deemed to be paid in an amount equal to the amount by which the amount paid exceeds the "paid-up capital" (as defined in the Canadian Act) of the shares so redeemed or purchased for cancellation. The "paid-up capital" of the shares owned by a U.S. Holder may be less than the holder's cost of such shares by reason of, for example, the averaging of the paid-up capital with that of shares of such class already issued and outstanding. The paid-up capital attributable to each share will be relevant to the holder of that share in connection with a purchase for cancellation of that share or upon the winding-up of ImagicTV.

Canadian Federal Taxation on Sale or Other Disposition of Shares

     A gain realized by a U.S. Holder on a disposition or deemed disposition of shares generally will not be subject to tax under the Canadian Act unless the shares constitute taxable Canadian property within the meaning of the Canadian Act. Shares generally will not be taxable Canadian property to a U.S. Holder if the shares are listed on a prescribed stock exchange at the time of disposition unless, at any time within the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or the U.S. Holder together with persons with whom the U.S. Holder did not deal at arm's length owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of ImagicTV's shares. The shares will constitute taxable Canadian property to a U.S. Holder if at the time of their disposition the shares are not listed on The Toronto Stock Exchange or another prescribed stock exchange (in this event, a U.S. Holder would have to comply with notification requirements under the Canadian Act in respect of the disposition of the shares).

     Even if the shares constitute or are deemed to constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Canadian Act may be available under the terms of the Treaty.

United States Federal Income Tax Considerations

Taxation of Dividends

     Subject to the discussion below under "Passive Foreign Investment Company Considerations," for U.S. federal income tax purposes, a U.S. Holder will generally include in gross income the amount of a distribution paid by us, unreduced by the applicable Canadian withholding tax, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), as ordinary dividend income when the distribution is actually or constructively received by the U.S. Holder. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If the dividend distribution is paid in Canadian dollars, the amount of the dividend includible in the income of a U.S. Holder will be the U.S. dollar value of the dividend, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any Canadian dollar distributed by us equal to the U.S. dollar value of the Canadian dollar on the date it is actually or constructively received by the U.S. Holder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in the shares and thereafter as capital gain.

     A U.S. Holder may, subject to certain limitations, be eligible to claim as a credit or deduction, for purposes of computing its U.S. federal income tax liability, the Canadian withholding tax paid in respect of dividends from us. Dividends from us will generally constitute foreign-source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the U.S. foreign tax credit limitation. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisers regarding the availability of foreign tax credits and deductions for such Canadian withholding tax.

     Under rules enacted by the U.S. Congress in 1997 and other guidance recently released by the U.S. Department of the Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in stock or in respect of arrangements in which a U.S. Holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. Holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

Taxation of Capital Gains

     A U.S. Holder will, upon the sale, exchange or other taxable disposition of a share, recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis, determined in U.S. dollars, in the share. In general, such gain or loss will be treated as arising from sources within the United States for U.S. federal income tax purposes, unless it is attributable to an office or other fixed place of business maintained by the U.S. Holder outside the United States and certain other conditions are satisfied.

     Subject to the discussion below, under "Passive Foreign Investment Company Considerations," the gain or loss recognized upon the sale of a share will be a capital gain or loss. The maximum non-corporate U.S. federal income tax rate on net capital gains is currently 20% for capital assets held for more than one year. Net capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. For a corporate U.S. Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.

     Any tax imposed by Canada directly on the gain from such a sale or other disposition would generally be eligible for the U.S. foreign tax credit; however, if such gain were not treated as arising from sources outside the United States, the U.S. Holder might not be able to use the credit otherwise available because of the U.S. foreign tax credit limitation rules. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their own tax advisers with respect to these rules.

     A U.S. Holder that purchases shares with previously owned foreign currency generally will recognize ordinary income or loss in an amount equal to any difference between the U.S. Holder's tax basis in the foreign currency and the U.S. dollar value of the foreign currency at the spot rate on the date the shares are purchased. The U.S. Holder's basis in the shares generally will be equal to the U.S. dollar value of the foreign currency at the spot rate on the date of the purchase (or, if the shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder that receives foreign currency upon sale or other disposition of the shares will realize an amount equal to the U.S. dollar value of the foreign currency on the date of the sale or other disposition (or, if the shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any gain or loss realized by a U.S. Holder upon a subsequent disposition of foreign currency (including upon an exchange for U.S. dollars) will be ordinary income or loss.

Passive Foreign Investment Company Considerations

     We believe, based on our income, assets and activities, that we should not be treated as a passive foreign investment company for US federal income tax purposes for our taxable year ended February 28, 2001. However, an actual determination of passive foreign investment company status is fundamentally factual in nature and it is possible that we will nonetheless be treated as a passive investment company for U.S. federal income tax purposes for such taxable year. Further, there can be no assurance that we will not be or become a passive foreign investment company in the future.

     In general terms, we will be a passive foreign investment company with respect to a taxable year if either:

     . 75% or more of our gross income in such taxable year is passive income; or

     . the average quarterly percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

     For this purpose, if we own (directly or indirectly) at least 25% (by value) of the stock of another corporation, we will be treated as if we had directly received our proportionate share of the gross income of the other corporation and as if we directly owned our proportionate share of the assets of the other corporation. In addition, the IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

     If we were classified as a passive foreign investment company, unless a U.S. Holder timely made one of specific available elections, a special tax regime would apply to both:

     . any "excess distribution," which would be such U.S. Holder's share of distributions on the shares in any year that are greater than 125% of the average annual distributions on the shares received by the U.S. Holder in the three preceding years or the U.S. Holder's holding period for the shares, if shorter; and

     . any gain realized on the sale or other disposition of the shares held by the U.S. Holder for more than one taxable year.

     Under this regime, any excess distribution and any gain so realized would be treated as ordinary income and would be subject to tax as if:

     . the excess distribution or gain had been realized ratably over the U.S. Holder's holding period;

     . the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate; and

     . the interest charge generally applicable to underpayment of tax had been imposed on the taxes deemed to have been payable in each of those years in which we were classified as a passive foreign investment company.

     In addition, the estate of an individual U.S. Holder who dies while owning shares may not be eligible to step up the tax basis of the shares.

     The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes a valid "mark-to-market" election. If a mark-to-market election is made, the U.S. Holder will, in general, include as ordinary income each year the excess, if any, of the fair market value of its shares for that year (measured at the close of the U.S. Holder's taxable year) over its adjusted tax basis in the shares. The U.S. Holder will also be allowed an ordinary loss each year of the excess, if any, of its adjusted tax basis over the fair market value of its shares, but only to the extent of the net amount of previously included mark-to-market income as a result of the mark-to-market election. The U.S. Holder's tax basis in the shares will be adjusted to reflect these income or loss amounts. The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the Internal Revenue Service. Assuming the shares are regularly traded, the mark-to-market election would be available with respect to the shares.

     Each U.S. Holder is urged to consult its own tax adviser concerning the potential application of the passive foreign investment company rules to the U.S. Holder's ownership and disposition of shares.

U.S. Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to dividends in respect of the shares and the proceeds received on the sale or disposition of the shares paid within the United States, and in certain cases outside of the United States, to a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation, and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

F.   Dividends and Paying Agents

     As noted in "Consolidated Statements and Other Financial Information" in "Item 8. Financial Information", we have never declared or paid dividends and do not anticipate paying cash dividends in the foreseeable future.

G.   Statement by Experts

     Not applicable.

H.   Documents on Display

     We are a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Since we are a "foreign private issuer" as defined in the Exchange Act, we are exempt from the provisions of the Exchange Act which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability.

     You may review a copy of this annual report, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above, and you may also access them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

     We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions at their public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system (EDGAR).

     Copies of any documents referred to in this annual report and filed with the SEC can be obtained without charge by contacting our Corporate Secretary, c/o ImagicTV Inc., One Brunswick Square, 14th Floor, Saint John, New Brunswick, Canada, telephone number: (506) 631-3000. In order to obtain timely delivery of these documents, you must request this information no later than five business days before the date on which you would like to receive the documents

I.   Subsidiary Information

     Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     With respect to quantitative information about market risk, we currently do not use derivative instruments. With respect to qualitative information, see the Management's Discussion and Analysis--Impact of Foreign Exchange Rate Exposure in "Item 5. Operating and Financial Review and Prospects."

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.   Use of Proceeds

     We completed our initial public offering pursuant to a registration statement on Form F-1 (File No. 333-48452) which was declared effective by the SEC on November 20, 2000. The managing underwriters of the syndicate were Merrill Lynch & Co., Chase H & Q and CIBC World Markets. We had $68.6 million in cash and cash equivalents on hand following our initial public offering and our

September and October private placements. As of May 31, 2001 we had used approximately $12.3 million of these proceeds for sales and marketing activities, research and development and for working capital and general corporate purposes. We expect to continue to use the proceeds in this way in the future. Pending this use, the proceeds invested in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of Canada or the United States. See "Developments in Fiscal 2001" in "Item 4. Information on the Company" for further details.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                   PART III


ITEM 17.  FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS

     AUDITOR'S REPORT TO SHAREHOLDERS

     We have audited the consolidated balance sheets of ImagicTV Inc. as at February 28, 2001 and February 29, 2000, and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 28, 2001, February 29, 2000 and February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     With respect to the consolidated financial statements for the year ended February 28, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the years ended February 29, 2000 and February 28, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for the years ended February 28, 2001, February 29, 2000 and February 28, 1999 in accordance with Canadian generally accepted accounting principles.

     Canadian generally accepted accounting principles differ in some respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected reported results of operations for the years ended February 28, 2001, February 29, 2000 and February 28, 1999 to the extent summarized in note 11 to the consolidated financial statements.

     KPMG LLP Chartered Accountants
     Toronto, Canada
     March 21, 2001

                                 ImagicTV Inc.

                          CONSOLIDATED BALANCE SHEETS
            (in thousands of U.S. dollars, except number of shares)


                                                                       FEBRUARY 29,                       FEBRUARY 28,
                                                                          2000                                2001
======================================================================================================================
ASSETS
Current assets:
 Cash and cash equivalents (note 2)                                         $ 6,396                           $  1,332
 Short-term investments (note 2)                                                  -                             59,428
 Accounts receivable, trade                                                   1,230                              4,240
 Accounts receivable, trade-related parties                                     749                              1,440
 Instalment receivables                                                           -                                705
 Inventory                                                                        -                                295
 Prepaid expenses, deposits and other receivables                               195                              1,436
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                          8,570                             68,876

Capital assets (note 3)                                                       1,289                              2,970
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                $ 9,859                           $ 71,846
======================================================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable                                                           $   240                           $  1,055
 Accrued liabilities                                                            396                              2,973
 Payable to related parties                                                     324                                850
 Deferred revenue and customer deposits                                       1,430                              1,119
 Current portion of long-term debt (note 4)                                      26                                 72
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                     2,416                              6,069
Long-term debt (note 4)                                                       1,737                              1,577
Shareholders' equity (note 5):
 Authorized:
 Unlimited common shares, no par value
 Unlimited preferred shares, no par value
Issued and outstanding:
 24,592,624 Common Shares at February 28, 2001
 (February 29, 2000 - 17,548,653)                                            14,489                             87,678
 Nil preferred                                                                   --                                 --
 Deferred stock-based compensation (note 5(c))                                   --                             (2,670)
 Accumulated deficit                                                         (8,824)                           (20,282)
 Reporting currency translation adjustments                                      41                               (526)
----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                    5,706                             64,200
----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                  $ 9,859                           $ 71,846
======================================================================================================================

See accompanying notes to the consolidated financial statements

                  Signed on behalf of the Board of Directors

      Signed                                                     Signed

Peter G. Jollymore                                            Robert E. Neal
     Chairman                                                    Director

                                 ImagicTV Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (in thousands of U.S. dollars, except per share amounts)


                                                                YEAR ENDED             YEAR ENDED             YEAR ENDED
                                                                FEBRUARY 29,           FEBRUARY 29,           FEBRUARY 28,
                                                                   1999                   2000                   2001
=============================================================================================================================
  Revenues:
   License fees                                                 $     -                $ 1,384               $  4,770
   Royalty fees                                                       -                      -                  1,288
   Services                                                          14                    393                  1,791
   Equipment                                                        465                    321                  1,150
-----------------------------------------------------------------------------------------------------------------------------
  Total revenues                                                    479                  2,098                  8,999
  Cost of revenues:
   Services                                                           -                    657                  2,379
   Equipment                                                        604                    331                  1,068
-----------------------------------------------------------------------------------------------------------------------------
  Total cost of revenues                                            604                    988                  3,447
-----------------------------------------------------------------------------------------------------------------------------
  Gross profit (loss)                                              (125)                 1,110                  5,552
  Operating expenses:
   Sales and marketing                                              543                  2,325                  7,763
   Research and development                                       2,014                  4,084                  7,967
   General and administrative                                       344                    827                  2,815
-----------------------------------------------------------------------------------------------------------------------------
  Total operating expenses                                        2,901                  7,236                 18,545
-----------------------------------------------------------------------------------------------------------------------------
  Loss from operations                                           (3,026)                (6,126)               (12,993)
  Interest income (expense), net                                     (1)                   121                  1,133
  Forgivable government assistance (note 4)                           -                    434                      -
  Foreign exchange gain (loss)                                      (24)                   (31)                   426
-----------------------------------------------------------------------------------------------------------------------------
  Loss before provision for income taxes                         (3,051)                (5,602)               (11,434)
  Provision for income taxes (note 6)                               (17)                   (44)                   (24)
-----------------------------------------------------------------------------------------------------------------------------
  Net loss                                                      $(3,068)               $(5,646)              $(11,458)
=============================================================================================================================
  Basic and diluted net loss per share                          $ (0.57)               $ (0.40)              $  (0.58)
=============================================================================================================================
  Weighted average number of shares used in computing
   basis and diluted net loss per share (000s)                    5,336                 13,968                 19,796

See accompanying notes to the consolidated financial statements

                                 ImagicTV Inc.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         (in thousands of U.S. dollars)

                                                          DEFERRED
                                                        STOCK-BASED                           REPORTING CURRENCY
                                  COMMON SHARES       COMPENSATION ON                            TRANSLATION      TOTAL SHAREHOLDERS
                                NUMBER      AMOUNT     STOCK OPTIONS    ACCUMULATED DEFICIT      ADJUSTMENTS            EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balances, February 28, 1998        2,331    $     2     $        -         $   (110)             $     (1)            $     (109)
Net loss                               -          -                          (3,068)                    -                 (3,068)
Reporting currency translation
    adjustments                        -          -              -                -                    14                     14
Issuance of shares for cash        8,800      5,656              -                -                     -                  5,656
------------------------------------------------------------------------------------------------------------------------------------

Balances, February 28, 1999       11,131      5,658              -           (3,178)                   13                  2,493
Net loss                               -          -              -           (5,646)                    -                 (5,646)
Reporting currency translation
   adjustments                         -          -              -                -                    28                     28
Issuance of shares for cash        6,418      8,831              -                -                     -                  8,831
------------------------------------------------------------------------------------------------------------------------------------

Balances, February 29, 2000       17,549     14,489              -           (8,824)                   41                  5,706
Net loss                               -          -              -          (11,458)                    -                (11,458)
Amortization of deferred
   stock-based compensation            -          -            550                -                     -                    550
Deferred stock-based
   compensation                        -      3,220         (3,220)               -                     -                      -
Reporting currency translation
   adjustments                         -          -              -                -                  (567)                  (567)
Issuance of shares for cash        7,044     69,969              -                -                     -                 69,969
------------------------------------------------------------------------------------------------------------------------------------

Balances, February 28, 2001       24,593    $87,678     $   (2,670)        $(20,282)             $   (526)            $   64,200
====================================================================================================================================

See accompanying notes to the consolidated financial statements

                                 ImagicTV Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (in thousands of U.S. dollars)

                                                                       YEAR ENDED             YEAR ENDED             YEAR ENDED
                                                                      FEBRUARY 29,           FEBRUARY 29,           FEBRUARY 28,
                                                                          1999                   2000                    2001
===============================================================================================================================
Cash flows from operating activities:
 Net loss                                                               $(3,068)               $(5,646)               $(11,458)
 Items not involving cash:
  Depreciation and amortization                                             163                    483                   1,169
  Non-monetary transaction (note 8(b))                                        -                   (102)                      -
  Stock-based compensation                                                    -                      -                     550
Change in operating assets and liabilities:
  Accounts receivable, trade                                                (33)                (1,160)                 (2,893)
  Accounts receivable, trade-related parties                               (419)                  (312)                   (748)
  Instalment receivables                                                      -                      -                    (979)
  Inventory                                                                (231)                   234                    (302)
  Prepaid expenses, deposits, and other
     receivables                                                         (1,228)                 1,052                  (1,281)
  Accounts payable and accrued liabilities                                  280                    289                   3,510
  Payable to related parties                                                 32                    286                     556
  Deferred revenue and customer deposits                                    301                  1,099                    (238)
  Advances from shareholders                                               (328)                     -                       -
-------------------------------------------------------------------------------------------------------------------------------

  Cash used in operating activities                                      (4,531)                (3,777)                (12,114)
 Cash flows from investing activities:
  Purchases of capital assets                                              (780)                  (992)                 (2,964)
  Purchases of short-term investments                                         -                      -                 (59,428)
-------------------------------------------------------------------------------------------------------------------------------

  Cash used in investing activities                                        (780)                  (992)                (62,392)
 Cash flows from financing activities:
  Issuance of common shares                                               5,656                  8,831                  69,969
  Proceeds from long-term debt                                                -                  1,763                       -
  Principal repayment of long-term debt                                       -                      -                     (20)
-------------------------------------------------------------------------------------------------------------------------------

  Cash from financing activities                                          5,656                 10,594                  69,949
 Effect of foreign currency exchange
  adjustments                                                                13                    (32)                   (507)
-------------------------------------------------------------------------------------------------------------------------------
 Increase (decrease) in cash and cash equivalents                           358                  5,793                  (5,064)
 Cash and cash equivalents, beginning period                                245                    603                   6,396
-------------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                               $   603                $ 6,396                $  1,332
===============================================================================================================================

 Supplemental cash flow information:
  Cash paid for taxes                                                   $    17                $    44                $     37

See accompanying notes to the consolidated financial statements

                                 ImagicTV Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (in thousands of U.S. dollars)


ImagicTV Inc. was incorporated on December 24, 1997 and commenced operations on January 5, 1998. ImagicTV develops and licenses infrastructure software products and provides related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband network.

1. SIGNIFICANT ACCOUNTING POLICIES:

These financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with accounting principles generally accepted in Canada which, except as disclosed in note 11, conform, in all material respects, with accounting principles generally accepted in the U.S.

(a) Consolidation:

These consolidated financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries, iMagicTV (US), Inc., and ImagicTV (UK) Limited. All intercompany transactions and balances are eliminated on consolidation.

(b) Currency translation:

Effective December 1, 2000, the U.S. dollar became the functional currency of ImagicTV. This change resulted from the increased significance of U.S. dollar denominated revenues and expenditures in relation to the ImagicTV's Canadian dollar denominated transactions. In addition, ImagicTV's recent issuances of common shares have been primarily denominated in U.S. dollars. Exchange gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in the results of operations in the period from December 1, 2000 to February 28, 2001. Prior to December 1, 2000, the functional currency of ImagicTV was the Canadian dollar. Accordingly, prior to this date, exchange gains and losses resulting from the translation of transactions denominated in currencies other than the Canadian dollar were included in the results of operations in the period in which they occurred.

(c) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(d) Cash and cash equivalents and short-term investments:

All highly liquid investments, with an original term to maturity of three months or less at the time of purchase, are classified as cash equivalents. Investments with a term to maturity of more than three months but one year or less are classified as short-term investments.

(e) Inventory:

Inventory is recorded at the lower of cost, determined on an average basis, and net realizable value.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


(f) Capital assets:

Capital assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Leasehold improvements are recorded at cost and are amortized over the lesser of their useful lives or the term of the related lease. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred.

Depreciation and amortization are computed using the straight-line method as follows:

     Computer hardware                        2 years

     Office furniture and equipment           5 years

     Leasehold improvements                   Term of lease

     Software licenses                        2 years

ImagicTV regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected undiscounted future cash flows to be generated by the asset. If the carrying value exceeds the undiscounted future cash flows, a write-down is charged to the statement of operations for the excess. No capital asset write-downs have been recorded by ImagicTV.

(g) Revenue recognition:

ImagicTV's revenue recognition policies are in accordance with the guidance provided in Section 3400 "Revenue" of the Canadian Institute of Chartered Accountants Handbook, Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and SOP 98-9 "Modification of SOP 97-2 Software Revenue Recognition with Respect to Certain Transactions" of the American Institute of Certified Public Accountants.

ImagicTV's revenues are derived primarily from license fees (which include installation), royalty fees and service elements. Service elements, which include maintenance and technical support, training, consulting and other services, are not essential to the functionality of ImagicTV's licensed products. ImagicTV does not deliver any product or service over the Internet or through some other hosting arrangement.

In cases where ImagicTV sells a multi-element arrangement, the fees are allocated to the elements based on ImagicTV-specific objective evidence of each element's fair value. Vendor-specific objective evidence used in determining the fair value of license revenues is based on the price charged by ImagicTV when the same element is sold separately to a customer of a similar size and nature. Vendor-specific objective evidence used in determining the fair value of training, consulting and other services is based on the standard hourly rates per diem for the type of service being provided multiplied by the estimated time to complete the task. Vendor-specific objective evidence used in determining the fair value of maintenance and technical support is based on a percentage of the license fee revenues. Fees related to the delivery of multi-element arrangements are non-refundable.

Revenues from product elements consist primarily of license and royalty fees. Up front licence fees are recognized when a contract with a customer has been executed, delivery and acceptance of the software have occurred, the license fee is fixed and determinable, and collection of the related receivable is deemed probable by management. Royalty fees are either in the form of a one-time per subscriber activation royalty payment or a monthly royalty fee based upon the number of active subscribers at the end of each

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


month. One-time royalties are recognized quarterly based on the net increase in the number of subscribers at the end of each quarter. Monthly royalty fees are recognized monthly based on the number of active subscribers at the end of each month.

Service revenues from training, consulting and other services are recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified. To date, ImagicTV has not incurred any significant losses on professional service contracts.

Maintenance and technical support revenues paid in advance are non-refundable and are recognized ratably over the terms of the agreements, which are typically 12 months.

Product, service and equipment revenues that have been prepaid but do not yet qualify for recognition as revenue under ImagicTV's revenue recognition policy are reflected as deferred revenues on ImagicTV's balance sheet.

Product revenues that have been recognized as revenues under ImagicTV's revenue recognition policy but for which the cash proceeds are not yet due are reflected as instalment receivables. Instalment receivables primarily represents future instalment payments on license fee revenue which are due within 12 months from the balance sheet date.

(h) Research and development expenses:

Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of ImagicTV's product and the general release of the product have substantially coincided. As a result, ImagicTV has not capitalized any software development costs since such costs have not been significant.

Research and development arrangements funded by third parties are accounted for either as an obligation to perform contractual services or as an obligation to repay the funding party, depending upon the specific nature of the funding arrangement, including whether ImagicTV has an intent or obligation to repay and the nature of the relationship between ImagicTV and the funding party. If the contract is determined to be a contract to perform contractual services, the funding is recorded as either revenue over the period in which the development activity is conducted, if ImagicTV is at risk for the research and development costs incurred, or an offset to the expenses incurred. If the contract is determined to be an obligation to repay the funding party, the funding received is recorded as a liability as the funds are advanced.

(i) Investment tax credits:

ImagicTV is entitled to Canadian federal and provincial investment tax credits which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are available to be applied against future tax liabilities, subject to a 10-year carry-forward period. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that ImagicTV has reasonable assurance that the tax credits will be realized. To date, no investment tax credits have been recognized.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


(j) Income taxes:

Income taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. A substantive enacted rate is only used when the proposed tax rate change is specified in sufficient detail to be understood and applied in practice and has been drafted and tabled in legislative or regulatory form with the appropriate governing bodies.

(k) Stock-based compensation:

ImagicTV uses the intrinsic value method to account for its stock-based employee compensation plan. As such, deferred stock-based compensation is recorded if it is determined that on the date of grant the fair market value of each underlying common share exceeded the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option.

(l) Fair value:

Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable trade, accounts receivable trade-related parties, instalment receivables, accounts payable, payable to related parties and accrued liabilities. The carrying values for these financial instruments approximate their fair values due to the relatively short periods to maturity of the instruments. In addition, the carrying value of long-term debt obligation approximates its fair values. ImagicTV determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses for instruments having similar terms and financing characteristics.

(m) Concentration of credit risk:

Financial instruments that potentially expose ImagicTV to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable trade and instalment receivables. Cash and cash equivalents consist primarily of deposits with major commercial banks and highly liquid investments, the maturities of which are three months or less from the date of purchase. ImagicTV performs periodic credit evaluations of the financial condition of its customers.

Short-term investments consist primarily of high-grade fixed income securities with maturities of more than three months but less than one year.

At February 28, 2001, 77% of the accounts receivable were concentrated with five customers. At February 29, 2000, 77% of the accounts receivable were concentrated with three customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


2. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:

All short-term debt securities are classified as held to maturity because ImagicTV has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion discounts to maturity. ImagicTV owns no short-term investments that are considered to be trading securities nor available for sale securities.

The components of cash and cash equivalents and short-term investments are summarized as follows (in thousands):

                                                     FEBRUARY 29,  FEBRUARY 28,
                                                        2000           2001
===============================================================================
 Cash and cash equivalents:
  Cash                                                $  6,396      $   1,332
===============================================================================

 Short-term investments:
  Corporate commercial paper                                 -         14,116
  Term deposit                                               -            230
  Short-term debt securities                                 -         45,082
-------------------------------------------------------------------------------

 Net book value                                       $      -      $  59,428
===============================================================================


3. CAPITAL ASSETS (IN THOUSANDS):

                                                    FEBRUARY 29,   FEBRUARY 28,
                                                         2000          2001
===============================================================================
 Computer hardware                                    $  1,142      $   2,156
 Office furniture and equipment                            478          1,419
 Leasehold improvements                                    165            300
 Software licenses                                         165            427
-------------------------------------------------------------------------------
                                                         1,950          4,302
 Less; accumulated depreciation and amortization           661          1,332
-------------------------------------------------------------------------------
 Net book value                                       $  1,289      $   2,970
===============================================================================

4. LONG-TERM DEBT:


During the year ended February 29, 2000, ImagicTV, through an application filed by Newbridge Networks Corporation (an ImagicTV shareholder), was granted a government assistance loan ("Repayable Loan") in the amount of $1,766,000 and a forgivable loan ("Forgivable Loan") in the amount of $434,000 by the Government of the Province of New Brunswick, Canada, to assist ImagicTV in creating research and development employment in New Brunswick. The Forgivable Loan was fully forgiven as advanced and recognized in the statement of operations as forgivable government assistance. The Repayable Loan is unsecured and repayable in annual instalments equal to 1.5% of the license fee revenues of the immediately preceding year, and the balance, if any, is due on February 25, 2006. The Repayable Loan is interest-free until February 25, 2006 and, if not paid at that date, thereafter will bear interest at 6.3% per annum. In addition, the Repayable Loan is subject to accelerated repayment if the

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


total number of full-time employees employed in the Province of New Brunswick falls below 60 at any time during the year ended February 28, 2001 or below 92 at any time during the year ended February 28, 2002. As at February 28, 2001, the number of full-time employees employed in the Province of New Brunswick, being approximately 180, exceeded the prescribed amounts.

5. SHAREHOLDERS' EQUITY:

(a) Description of shares:

Common Shares

Each outstanding common share is entitled to one vote at shareholder meetings and is entitled to receive dividends if, as, and when declared by the board of directors. Subject to the rights of holders of shares of any class ranking senior to the common shares, holders of common shares are entitled to receive the remaining property or assets of ImagicTV in the event of liquidation, dissolution or winding-up. The common shares have no preemptive, redemption or conversion rights.

Preferred Shares

The board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series. These preferred shares may be entitled to dividend and liquidation preferences over the common shares. The board will be able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares.

b) Common share issuances:

(i) ImagicTV was incorporated on December 24, 1997 to facilitate the transfer of certain intellectual property related to a software solution enabling video transfer over high speed Internet Protocol networks (the "Intellectual Property"), from NBTel Inc. to ImagicTV where the Intellectual Property would be further developed and commercialized.

(ii) On January 1, 1998, ImagicTV entered into a technology transfer agreement with NBTel, whereby NBTel transferred the Intellectual Property to ImagicTV in exchange for 2,327,200 common shares. At January 1, 1998, NBTel owned 100% of ImagicTV's outstanding shares and NBTel was owned by Bruncor Inc., a public company in Canada. As the transaction occurred between companies under common control, the asset transfer has been accounted for at the carrying value of nil.

(iii) On January 21, 1998, ImagicTV entered into a share subscription agreement providing for the issuance of 2,327 common shares to NBTel and 1,164 common shares to 506048 N.B. Ltd., a subsidiary of Celtic House International ("506NB"), for total proceeds of $2,000. Celtic House International is a private venture capital company otherwise operating at arm's length with ImagicTV and NBTel.

(iv) On January 5, 1998, ImagicTV entered into a Development Agreement with NBTel and 506NB, whereby NBTel and 506NB jointly engaged the services of ImagicTV to carry out research and development on the Intellectual Property (the "Research Project"). Under the terms of the Development

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


Agreement, all of the technology developed under the Research Project remained the property of NBTel and 506NB. In consideration for the services rendered under the Development Agreement, ImagicTV could have received a contract payment of up to C$4,000,000. On the same date, ImagicTV entered into a Technology Transfer Option Agreement, whereby ImagicTV was granted an option to acquire the technology developed under the Research Project from NBTel and 506NB in exchange for the issuance of common shares of ImagicTV. On January 5, 1998, the inception of the arrangement, it was ImagicTV's intent and NBTel's understanding that upon the completion of the development agreement ImagicTV would exercise the option to acquire the technology developed under the Research Project. The Development Agreement has been accounted for as a funded research and development arrangement rather than as an agreement to perform research and development for NBTel and 506NB with an option to purchase the resulting technology, as there existed a presumption that ImagicTV would repay the funds provided regardless of the outcome of the research and development arrangement and based on the significant related party relationship between ImagicTV and NBTel and 506NB. As a funded research and development agreement, the proceeds received from NBTel and 506NB were recorded as a liability as received; the funds expended on the Research Project were expensed as incurred; and upon the exercise of the option, the liability was extinguished through the issuance of shares with a paid-in-capital amount equal to the funds advanced.

During the year ended February 28, 1999, ImagicTV received C$2,800,000 ($1,857,000) under the Development Agreement. On January 5, 1999, ImagicTV repaid the funds provided by issuing a total of 3,781,700 common shares to NBTel (1,890,850 common shares) and 506NB (1,890,850 common shares). Upon repayment of the funds provided, the Development Agreement terminated. The cash received under the Development Agreement was initially recorded as a liability when received and was subsequently recorded as the paid-up capital for the 3,781,700 common shares issued pursuant to the repayment of the funds provided. Immediately prior to the repayment of the funds provided and completion of the arrangement, ImagicTV's common shares were owned 50.01% by NBTel, 7.91% by 506NB, and 42.08% by Newbridge. Upon the issuance of the 3,781,700 shares, NBTel owned approximately 47% and 506NB owned approximately 24% of the outstanding shares of ImagicTV.

(v) On June 22, 1998, ImagicTV issued 2,327,200 common shares to Newbridge Networks Corporation for cash consideration of $1,359,000.

(vi) During the year ended February 28, 1999, pursuant to the Preemptive Rights granted to the shareholders of ImagicTV in the Shareholders' Agreement, allowing for the voting shareholders to be granted a right to subscribe for a portion of any new issuance equal to their percentage ownership of the voting shares (the "Preemptive Rights"), ImagicTV issued an aggregate of 2,690,961 common shares for total cash consideration of $2,440,000.

(vii) On December 17, 1999, ImagicTV issued 3,808,146 common shares to a group of investors for cash consideration, net of costs, of $6,144,000.

(viii) During the year ended February 29, 2000, ImagicTV issued an aggregate of 791,694 common shares to employees for total cash consideration, net of costs, of $1,011,000.

(ix) During the year ended February 29, 2000, pursuant to the Preemptive Rights granted to the shareholders of ImagicTV in the Shareholders' Agreement, the Company issued 1,818,261 common shares for cash consideration of $1,676,000.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


(x) In July 2000, ImagicTV's board of directors authorized a private placement of up to $25,000,000, of which $10,000,000 was reserved for specified existing shareholders. On September 19, 2000, ImagicTV issued warrants to purchase common shares to five existing shareholders for a total cash consideration of $10,000,000. In October 2000, in connection with the additional private placements described below, the share purchase warrants were converted into 909,061 common shares.

(xi) Pursuant to share subscription agreements, in October 2000 ImagicTV issued 272,719 common shares to America Online, Inc. for aggregate proceeds of $3,000,000 and 1,090,875 common shares to Cisco Systems, Inc. for aggregate proceeds of $12,000,000. Upon completion of these share issuances, America Online owned 1.3% and Cisco Systems owned 5.5% of ImagicTV's issued and outstanding common shares.

(xii) On November 21, 2000, ImagicTV completed its initial public offering with regulatory authorities in Canada and the United States. ImagicTV sold 4,750,000 common shares for net proceeds of $46,200,000. In connection with the initial public offering, all of ImagicTV's outstanding Class A common shares, Class B common shares and Class C common shares were converted into a single new class of common shares on a one-for-one basis. In addition, ImagicTV effected a share split on a 1.1636-for-1 basis. ImagicTV also created a class of preferred shares issuable in series, none of which have been issued. ImagicTV's share capital and earnings (loss) per share have been restated on a retroactive basis to give effect to the conversion of the shares to a single new class of common shares and the share split.

(xiii) During the year ended February 29, 2001 ImagicTV issued 21,382 common shares to employees on the exercise of options for cash consideration of $17,537.

(c) Stock option plan:

In February 1998, ImagicTV established a Key Employee Stock Option Plan (the "1998 Plan"). Options granted under the 1998 Plan had a maximum term of six years and an exercise price per share of no less than the fair market value of the common shares on the date of the option grant as determined by the board of directors. The options vested as to 50% after the third anniversary date and 50% after the fourth anniversary date.

On December 17, 1999, ImagicTV adopted a new stock option plan, the Share Option Plan (the "1999 Plan"). The 1999 Plan allows for the granting of options to acquire common shares to employees, consultants and directors of ImagicTV and its affiliates. Options granted under the 1999 Plan have a maximum term of seven years and an exercise price per share of no less than the fair market value of the common shares as determined by the board of directors on the date of the option grant. The options vest annually over four years. ImagicTV has reserved 3,511,825 common shares, for issuance under the 1999 Plan, provided that the board of directors has the right to increase the number of shares reserved. The stock options granted under the 1998 Plan are now administered under the 1999 Plan, retaining the number and exercise price of options originally issued but adopting the term and vesting attributes of the new plan.

ImagicTV's board of directors adopted a new share option plan on November 9, 2000 (the "2000 Plan"). The 2000 Plan does not affect options granted under its 1998 or 1999 Plans. No new options will be granted under the 1998 or 1999 Plans. The compensation committee of ImagicTV's board of directors administers the 2000 Plan and determines, among other things, the persons eligible to participate in the 2000 Plan and the vesting periods and other attributes of individual options. The 2000 Plan provides for

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


the grant of options to employees, officers and directors of, and consultants to, ImagicTV and its affiliates. ImagicTV may issue non-qualified stock options or incentive stock options to U.S. residents under the 2000 Plan.

Options held by any person under the 2000 Plan, together with any new options granted to that person, may not at any time exceed 5% of the aggregate number of our common shares outstanding from time to time. The maximum number of shares issuable under the 2000 Plan is 1,879,185. The options granted under the 2000 Plan will have a maximum term of 10 years and an exercise price no less than the fair market value of ImagicTV's common shares on the date of the grant, or 110% of fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the combined voting power of the shares outstanding.

Under the 2000 Plan, if a change of control of ImagicTV should occur, ImagicTV's board of directors is permitted, without any action or consent required on the part of any option holder, to, among other things, accelerate the vesting of all options so that they become immediately exercisable.

A summary of the status of ImagicTV's options as of February 28, 2001 is as follows:

                                                                 WEIGHTED AVERAGE
                                                            REMAINING CONTRACTUAL LIFE          NUMBER OF OPTINS
      EXERCISE PRICES             NUMBER OF OPTIONS                   (YEARS)                      EXERCISABLE
=================================================================================================================
          $ 0.56                        671,979                       4.02                            429,084
            0.89                        796,049                       5.17                            226,924
            1.10                        104,728                       5.65                             26,185
            1.54                      1,207,225                       6.08                            122,476
            2.94                        368,276                       6.95                                291
            7.38                        279,195                       6.79                                  -
           11.17                        137,887                       6.47                                  -
-----------------------------------------------------------------------------------------------------------------

                                      3,565,339                       5.64                            804,960
=================================================================================================================

The following table summarizes options issued:

                                  FEBRUARY 28, 1999                     FEBRUARY 29, 2000                 FEBRUARY 28, 2001
====================================================================================================================================
                                               WEIGHTED                          WEIGHTED                             WEIGHTED
                            NUMBER OF           AVERAGE        NUMBER OF          AVERAGE           NUMBER OF          AVERAGE
                             OPTIONS       EXERCISE PRICE       OPTIONS        EXERCISE PRICE        OPTIONS       EXERCISE PRICE
====================================================================================================================================
 Outstanding, beginning
  of period                  378,170            $0.60            849,428          $  0.64            2,188,155          $0.96
 Granted                     471,258             0.69          1,399,234             1.21            1,588,903           3.51
 Cancelled                         -                -            (60,507)            0.91             (190,337)          2.30
 Exercised                         -                -                                                  (21,382)          0.80
 Outstanding, end            849,428            $0.64          2,188,155          $  0.96            3,565,339          $2.02
    of period
====================================================================================================================================
 Options exercisable,         94,543            $0.57            295,205          $  0.63            804,960            $0.82
    end of period

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


To February 28, 2001, all stock options have been granted to employees, officers and directors of ImagicTV. ImagicTV recorded deferred stock-based compensation relating to options issued under ImagicTV's option plan amounting to $3,220,000 for the year ended February 28, 2001. Amortization of deferred stock-based compensation amounted to $550,000 for the same period and has been recorded as an operating expense during this period.

6. INCOME TAXES:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before provision for income taxes. The sources and tax effects of the differences are as follows (in thousands):


                                                             YEAR ENDED                 YEAR ENDED                YEAR ENDED
                                                            FEBRUARY 29,                FEBRUARY 29,              FEBRUARY 28,
                                                                1999                       2000                      2001
==============================================================================================================================
Statutory rate applied to loss before
    provision for income taxes                                $(1,414)                  $ (2,583)                   $(5,157)
Adjustments resulting from:
Taxable portion related to capital
    transaction                                                   856                          -                          -
Stock-based compensation not deducted
   for tax                                                          -                          -                        249
Large Corporation Tax                                              17                         44                         24
Other                                                             134                         62                         62
------------------------------------------------------------------------------------------------------------------------------
                                                                 (407)                    (2,477)                    (4,822)
Unrecognized benefit of net operating losses
   carried forward and timing differences                         424                      2,521                      4,846
------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                  $    17                   $     44                   $     24
------------------------------------------------------------------------------------------------------------------------------

Significant components of ImagicTV's deferred tax assets are as follows (in thousands):

                                                                                       AS OF                     AS OF
                                                                                    FEBRUARY 29,              FEBRUARY 28,
                                                                                        2000                      2001
============================================================================================================================
Research and development expenses
   deferred for income tax purposes                                                  $  1,354                  $   3,911
Net operating losses carried forward                                                    1,674                      4,674
----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                     3,028                      8,585
Less valuation allowance                                                               (2,964)                    (7,825)
----------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                     64                        760
Deferred tax liability                                                                    (64)                      (760)
----------------------------------------------------------------------------------------------------------------------------
                                                                                     $      -                  $       -
============================================================================================================================

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


In addition to the above, to the extent that ImagicTV is able to utilize the research and development expenses that have been deferred for income tax purposes to reduce taxable income, ImagicTV will have available investment tax credits of approximately $345,000 as at February 29, 2000 and $2,251,000 as at February 28, 2001 that would be available to reduce income taxes otherwise payable and which begin expiring in 2010.

Except as indicated in the table and paragraph above, at each of the financial reporting dates, ImagicTV had no available taxable or deductible temporary differences due to differences between carrying value for accounting purposes and basis for tax purposes.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which ImagicTV operates, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, ImagicTV will need to generate future taxable income of approximately $19,000,000 prior to the expiration of the net operating losses carried forward. Due to the uncertainties related to the industry in which ImagicTV operates and the uncertainty of generating taxable income prior to the expiration of losses carried forward, the tax benefit of the above carryforward amounts have been completely offset by a valuation allowance.

In accordance with income tax law in Canada, research and development expenses may be deducted in periods subsequent to the period incurred. The amounts set out in the table above represent research and development expenses in the consolidated statement of operations that will be deductible in future years for income tax purposes. The amounts do not represent taxation benefits renounced to NBTel and 506NB as part of the funding arrangement discussed in note 5(b)(iv).

Under the terms of the research and development arrangement between ImagicTV and NBTel and 506NB described in note 5(b)(iv), investment tax credits that would, subject to certain restrictions, have become available to ImagicTV were renounced by ImagicTV and became available to NBTel and 506NB. The renounced investment tax credits aggregated approximately $374,000. If ImagicTV had not renounced its rights to these investment tax credits, the dollar value of benefits available as deferred tax assets would have increased, and this increase would have been offset by a corresponding increase in the allowance provision.

As of February 28, 2001, ImagicTV had approximately $10,364,000 of operating losses carried forward available to reduce future years' taxable income in Canada. These losses and deductions expire as follows: 2005- $40,000; 2006- $898,000; 2007-$2,619,000; 2008-$6,807,000.

7. SEGMENTED INFORMATION:

ImagicTV operates in a single reportable operating segment, that is, to provide software products to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenues from the sale of software and related services. As of February 28, 2001, substantially all assets related to ImagicTV's operations were located in Canada.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


Revenues are attributable to geographic location based on the location of the customer, as follows (in thousands):

                                               YEAR ENDED                 YEAR ENDED                YEAR ENDED
                                              FEBRUARY 29,               FEBRUARY 29,              FEBRUARY 28,
                                                 1999                       2000                      2001
===============================================================================================================
Revenue by geographic location:

 Canada                                          $ 479                      $1,362                   $ 3,757
  United States                                      -                           -                     3,699
  Europe                                             -                         736                     1,543
---------------------------------------------------------------------------------------------------------------
                                                 $ 479                      $2,098                   $ 8,999
===============================================================================================================

For the year ended February 28, 2001, Aliant Inc. accounted for approximately 27.9% of total revenues. In addition, two other customers accounted for 17.5% and 10.2% of total revenues. In the year ended February 29, 2000, NBTel accounted for 38% of total revenues. In addition, two other customers accounted for 31% and 16% of total revenues. NBTel accounted for 97% of total revenues in the year ended February 28, 1999.

8. RELATED-PARTY TRANSACTIONS:

The nature of the related-party transactions is summarized below:

(a) NBTel and Aliant Inc.:

On April 16, 1999, ImagicTV entered into a licensing agreement with NBTel, whereby NBTel received a perpetual, non-exclusive license to use ImagicTV's product in the Province of New Brunswick for cash consideration of C$500,000 ($334,000), and future one-time royalty payments based on the number of NBTel subscribers to the service. On December 16, 1999, the NBTel license agreement was assigned to Aliant Inc. (the parent company of NBTel) and was amended to include a license for the pcVu product and to expand the geographic territory of the license to include the provinces of Nova Scotia, Prince Edward Island and Newfoundland on an exclusive basis in these provinces. ImagicTV received consideration amounting to C$900,000 ($610,000) payable as to C$500,000 on January 31, 2000 and C$200,000 payable on each of January 31, 2001 and 2002. On January 16, 2001, the license agreement was further amended to include a sale of 40,000 subscriber-based license fees for C$3,200,000, payable in non-refundable instalments of C$1,600,000 on January 16, 2001 and C$1,600,000 on February 28, 2002.

The initial license agreement dated April 16, 1999 included multiple elements including the delivery of DTV Manager version 1.0 and DTV Manager version 2.0, installation and maintenance and support. For accounting purposes, the entire non-refundable cash consideration was allocated to the various elements based on the specific evidence of their values. DTV Manager version 1.0 was delivered shortly after the execution of the agreement. DTV Manager version 2.0 was not available for delivery at that time. The license fee revenue was deferred until November 1999, the date at which ImagicTV delivered and installed DTV Manager version 2.0. The maintenance fee is being recognized on a straight line basis over the term of the maintenance contract. The future one-time royalty payments based on net new subscribers are recognized as earned.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


Of the additional C$900,000 in consideration to be received in connection with the Aliant Inc. amendment, C$500,000 was recognized as revenue upon the delivery of pcVu in February 2000, C$200,000 was recognized as revenue when it became due on January 16, 2001 and the remaining C$200,000 will only be recognized as revenue when the amount becomes due.

Of the C$3,200,000 for the sale of 40,000 subscriber based licence fees, C$1,600,000 was recognized in February 2001 as it became due and the C$1,600,000 due on February 28, 2002 will only be recognized as revenue when the amount becomes due.

ImagicTV also sells set-top boxes, at little or no mark-up, to NBTel and Aliant for distribution to their subscribers. Revenue related to the sale of set-top boxes to NBTel amounted to $1,039,000 for the year ended February 28, 2001, and $180,000 for the year ended February 29, 2000 and $462,000 for the year ended February 28, 1999.

ImagicTV reimburses NBTel for certain operating expenses incurred on its behalf, including premises rent, communications, and corporate services.

(b) Newbridge Networks Corporation:

In November 1999, ImagicTV entered into an agreement with a shareholder, Newbridge Networks Corporation ("Newbridge"), whereby Newbridge received a license to use ImagicTV's product for demonstration purposes in exchange for equipment supplied by Newbridge. The transaction was recorded at the fair value of the equipment received from Newbridge amounting to $103,000. In connection with this transaction, ImagicTV recorded license revenues in the same amount.

In February 2000, ImagicTV entered into an amendment to the above agreement which provides Newbridge with additional licenses to use ImagicTV's product for demonstration purposes. The term of the additional site licenses was one year, expiring on February 7, 2001. As of February 28, 2001, ImagicTV has sold additional licenses to Newbridge for aggregate cash consideration of $40,000 of which $40,000 has been recognized.

In June 2000, ImagicTV provided Newbridge with a 90-day trial license for $17,000 which was used for demonstration purposes. As of February 28, 2001, the $17,000 has been recognized.

ImagicTV has also supplied Newbridge with set-top boxes at little or no mark-up above cost.

(c) America Online, Inc. and Cisco Systems, Inc.:

In October 2000, ImagicTV entered into a memorandum of understanding with America Online to develop custom applications for them. Specifically, ImagicTV agreed to provide America Online with up to $3,000,000 in research and development services, calculated at ImagicTV's commercial rates for consulting and development services and based on pricing and other terms no less favorable than that received by any third party. Of this amount, ImagicTV is obligated to expend $500,000 to conduct investigative research and development to be specified by the parties.

The obligation to perform the remaining $2,500,000 in services for continued research and development is contingent upon America Online entering into a trial or commercial license with ImagicTV for its software. While, at the date of the memorandum of understanding, ImagicTV had not entered into any

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


licensing arrangements or agreements with America Online and the memorandum of understanding does not contain any contractual commitment that would require ImagicTV to license its software to America Online, it would be in ImagicTV's commercial interest to do so. ImagicTV cannot, however, assure that it will enter into a license agreement with America Online, nor can it predict the extent or nature of any future licensing or other revenues or other funding for services from America Online. As with the commitment to provide $500,000 in research and development services, America Online and ImagicTV are to negotiate in good faith the ownership and licensing rights of the intellectual property resulting from the future research and development related to this contingent obligation prior to the commencement of the development activities. At the date of the memorandum of understanding, and as at the date of the financial statements, ImagicTV had not entered into any agreements in this regard with America Online.

The common shares issued to America Online note 5(b)(xi) do not contain any terms or conditions, including any put or redemption rights, that would cause ImagicTV to repay or refund any of the proceeds received for the common shares sold to America Online. There also are no contractual or other agreements that provide America Online with a right to sell the shares back to ImagicTV or to cause ImagicTV to repay or refund any of the $3,000,000 received for the shares for any reason, including ImagicTV's failure to perform under the memorandum of understanding. Moreover, there are no contractual commitments that would require ImagicTV to pay or refund any of the $3,000,000 received for the shares for any reason, including ImagicTV's failure to perform under the memorandum of understanding. Moreover, there are no contractual commitments that would require ImagicTV to pay or refund America Online any cash or other consideration if America Online fails to take advantage of ImagicTV's commitment to provide services under the memorandum of understanding.

In connection with ImagicTV's private placement to Cisco Systems, it granted Cisco Systems a right of first negotiation. Pursuant to this right of first negotiation, if ImagicTV's board of directors receives a bona fide offer to acquire ImagicTV or all or substantially all of ImagicTV's assets from any of three specified entities, or if ImagicTV's board of directors votes to initiate a sale to any of these three specified entities of 25% or more of ImagicTV's total voting equity or all or substantially all of ImagicTV's assets, ImagicTV must, within 24 hours, give Cisco Systems notice of the terms of the sale proposal. After ImagicTV delivers this notice, Cisco Systems will have ten days to submit a proposal to ImagicTV's board of directors to acquire ImagicTV at a price to be set out in the proposal. In effect, under the limited circumstances described above, Cisco Systems has been granted an option to make an offer to acquire ImagicTV. If ImagicTV's board of directors decides to pursue Cisco Systems' proposal, ImagicTV has agreed to negotiate in good faith exclusively with Cisco Systems for a period of ten days. However, (a) if Cisco Systems does not submit a proposal within ten days of receipt of ImagicTV's notice, (b) if Cisco Systems' proposal is not pursued by ImagicTV's board of directors or (c) if Cisco Systems and ImagicTV fail to mutually agree on the terms of a transaction, then the right of first negotiation expires as to that proposal, and ImagicTV can negotiate and enter into a definitive agreement with the entity that made the initial proposal. Further, this right of first negotiation terminates (1) in the event that Cisco Systems owns less than 50% of the common shares it purchased on October 6, 2000 or (2) upon the date of the closing of the acquisition of all or substantially all of ImagicTV's assets or an acquisition of ImagicTV by another entity in which the holders of ImagicTV's outstanding voting equity immediately prior to the transaction own, immediately after the transaction, securities representing less than 50% of the voting equity of the surviving entity. The current financing arrangements with Cisco Systems do not include any research and development, marketing, licensing, future financing or similar arrangements.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)



(d) Innovatia Inc.:

In December 2000, ImagicTV entered into an agreement with Innovatia Inc., a wholly owned subsidiary of Aliant Inc. According to this agreement, Innovatia is to provide ImagicTV with consulting services by utilizing Innovatia's Living Lab environment to assist in the development, marketing and sale of ImagicTV products and create an environment in the Living Lab for ImagicTV to test new services in a production environment. ImagicTV's commitment is to pay C$50,000 per month from the date of this agreement to May 31, 2001 with the option to renew for a further 6 months. For the year ended February 28, 2001, ImagicTV has recorded an expense of C$150,000 in relation to this agreement.

The following table summarizes the related party transactions and balances (in thousands):

                                                         YEAR ENDED              YEAR ENDED                 YEAR ENDED
                                                        FEBRUARY 29,            FEBRUARY 29,               FEBRUARY 28,
                                                            1999                    2000                       2001
=======================================================================================================================
Related party transactions:
 Revenues
  License fees                                        $        -                  $ 671                     $  116
  Services                                                     -                    110                        168
  Royalty fees                                                 -                      -                      1,249
  Equipment                                                  462                    205                      1,052
Operating Expenses                                           165                    469                        805
Interest income                                                -                     87                          -


                                                                                   AS OF                     AS OF
                                                                                FEBRUARY 29,               FEBRUARY 28,
                                                                                    2000                      2001
=======================================================================================================================
Related party balances:

 Accounts receivable trade                                                      $   749                     $1,440
  Deferred revenues                                                                 705                         27
  Accounts payable                                                                  324                        850

9. EARNINGS PER SHARE:


Earnings per share has been calculated based on the weighted average number of common shares outstanding. Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares that could potentially dilute basic loss per share in the future, not included in the computation of diluted loss per share because to do so would have been anti-dilutive, amounted to 3,565,339 for the period ended February 28, 2001.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


10. COMMITMENTS:

Future minimum lease payments under non-cancellable operating leases for premises are as follows (in thousands):


                                                          AS OF
                                                       February 28
                                                           2001
 ==============================================================
     2002                                                 $ 751
     2003                                                   264
     2004                                                   273
     2005                                                   278
     2006                                                   189
     2007 and thereafter                                     14


Included in the lease commitments above are amounts related to an operating lease with a shareholder, NBTel, for office premises. The lease expired on February 28, 2001 and the company exercised its renewal option of one year. Rental expense under this lease amounted to $250,000 for the year ended February 28, 2001, $270,000 for the year ended February 29, 2000, and $92,000 for the year ended February 28, 1999.

On January 31, 2001 ImagicTV signed an agreement with Atom Corporation which specifies that Atom will develop a one-time package of demo films for a 12 month period from the effective date of the agreement and a monthly package of service films for a 12 month period beginning March 1, 2001. ImagicTV's commitment consists of non-refundable payments of $50,000 and $25,000 per month for a 12 month period.

11. CANADIAN AND U.S. ACCOUNTING POLICY DIFFERENCES:

The consolidated financial statements of ImagicTV have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. There are no material measurement differences between Canadian GAAP and U.S. GAAP that apply to the consolidated financial statements. Additional disclosures required under U.S. GAAP include the following:

(a) Accrued liabilities:

U.S. GAAP requires the disclosure of accrued liabilities that exceed 5% of current liabilities.

Included in accrued liabilities at February 28, 2001 are accrued vacation pay expenses of $302,000 and accrued initial public offering costs of $1,401,000. At February 29, 2000 vacation pay expenses of $129,000 were included in accrued liabilities.

(b) Impairment in long-lived assets:

As described in note 1(f), under Canadian GAAP the amount of a write down in capital assets is calculated by reference to undiscounted future cash flows. Under U.S. GAAP, where the undiscounted future cash flows are less than the carrying value of capital assets, the write down is measured as the excess of the carrying value over the fair value of the assets. In this case, fair value may be calculated by reference to a discounted cash flow model. As to date ImagicTV has not recorded a write down under

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


Canadian GAAP, no difference due to the application of Canadian or U.S. accounting principles has arisen.

(c) Recent accounting pronouncements:

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. To date, ImagicTV has not entered into derivative instruments. Management believes the adoption of SFAS No. 133 will not have a material effect on ImagicTV's financial position or results of operations.

(d) SFAS 123 pro forma information:

SFAS No. 123, "Employee Stock Compensation" encourages, but does not require, the recording of compensation costs related to stock options granted to employees to be valued at fair value. For companies choosing not to adopt the fair value measurement for stock-based compensation, the pronouncement requires the disclosure of pro forma net income and net income (loss) per share information as if ImagicTV had accounted for its stock options issued under the fair value method. ImagicTV has elected not to adopt the recording of compensation cost for employee stock options at fair value and, accordingly, a summary of the pro forma impact on the statement of operations is presented in the table below (in thousands of dollars, except per share amounts):

                                                                 YEAR ENDED                YEAR ENDED            YEAR ENDED
                                                                FEBRUARY 29,              FEBRUARY 29,          FEBRUARY 28,
                                                                   1999                      2000                  2001
================================================================================================================================
Net loss                                                        $ (3,068)                 $ (5,646)               $ (11,458)
Compensation expense related to the fair value
   of stock options                                                  (27)                      (69)                    (160)
--------------------------------------------------------------------------------------------------------------------------------
Pro forma net loss                                              $ (3,095)                 $ (5,715)               $ (11,618)
================================================================================================================================
Pro forma net loss per share                                    $  (0.58)                 $  (0.41)               $   (0.59)
================================================================================================================================

The fair value of each option granted prior to the Company becoming a publicly traded company has been estimated at the date of grant using the minimum value method and by applying the following assumptions: weighted average risk-free interest rate of 5.18% for the year ended February 28, 1999; 5.76% for the year ended February 29, 2000; and 5.88% for the year ended February 28, 2001; dividend yield of 0%; and expected terms equal to the option vesting period.

The fair value of each option granted between the date the Company became a publicly traded company and February 28, 2001 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility at 109%, risk-free rate of return of 5.88% and expected terms equal to the option vesting period.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)


ImagicTV has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued was $0.17, $0.19 and $0.37, for the years ended February 28, 1999, February 29, 2000, and February 28, 2001 respectively.

(e) Comprehensive Income:

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the year ended February 28, 1999, February 29, 2000 and February 28, 2001 the difference between net loss and comprehensive loss arises solely from reporting currency translation adjustments. As a result, total comprehensive loss amounted to $3,054,000 for the year ended February 28, 1999; $5,618,000 for the year ended February 29, 2000; $12,025,000 for the year ended February 28, 2001.

ITEM 19.    EXHIBITS

     Documents filed as exhibits to this annual report:

     1.1 Articles of Incorporation of ImagicTV Inc. filed December 24, 1997 (as amended on June 30, 1998 and November 27, 2000) (incorporated by reference to
Exhibit 3.1 to our registration statement on Form F-1 filed on October 23, 2000 (Registration No. 33-48452) (the "Registration Statement")).

     1.2 Bylaws of ImagicTV Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement).

     4.1 Employee Share Option Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement).

     4.2 Form of Share Option Agreement with respect to the Employee Share Option Plan (incorporated by reference to Exhibit 10.2 of the Registration Statement).

     4.3  Form of 2000 Share Option Plan (incorporated by reference to Exhibit
10.3 of the Registration Statement).

     4.4 Loan between Newbridge Networks Corporation and ImagicTV Inc. (incorporated by reference to Exhibit 10.4 of the Registration Statement).

     4.5 Technology Transfer Agreement, dated January 1, 1998, between ImagicTV Inc. and The New Brunswick Telephone Company, Ltd. (incorporated by reference to
Exhibit 10.5 of the Registration Statement).

     4.6 Technology Transfer Option Agreement, dated January 5, 1998, between ImagicTV Inc., 506048 N.B. Ltd. And The New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.6 of the Registration Statement).

     4.7 Development Agreement, dated January 5, 1998, between ImagicTV Inc., 506048 N.B. Ltd and the New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.7 of the Registration Statement).

     4.8 Licensing Agreement, dated April 19, 1999, between ImagicTV and The New Brunswick Telephone Company, Ltd., together with a Novation and Amendment Agreement to Licensing Agreement and Set-Top Box Supply and Software Licensing Agreement, dated December 16, 1999, between ImagicTV Inc., NBTel and Aliant Telecom Inc. (incorporated by reference to Exhibit 10.8 of the Registration Statement).

     4.9 Executive Employment Agreement, dated July 26, 2000, between iMagicTV and Marcel LeBrun (incorporated by reference to Exhibit 10.9 of the Registration Statement).

     4.10 Executive Employment Agreement, dated July 14, 2000, between ImagicTV and Marjean Henderson (incorporated by reference to Exhibit 10.10 of the Registration Statement).

     4.11 Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Allan Cameron (incorporated by reference to Exhibit 10.11 of the Registration Statement).

     4.12 Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Gerry Verner (incorporated by reference to Exhibit 10.13 of the Registration Statement).

     4.13 Form of Management Option Agreement (incorporated by reference to
Exhibit 10.14 of the Registration Statement).

     4.14 Share Subscription Agreement, as amended, made as of September 29, 2000, between ImagicTV Inc. and America Online, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement).

     4.15 Share Subscription Agreement, as amended, made as of September 29, 2000, between ImagicTV Inc. and Cisco Systems, Inc., including separate Board Observation Rights and Right of First Negotiation Letter, made as of the same date (incorporated by reference to Exhibit 10.16 of the Registration Statement).

     4.16 Form of Share Purchase Warrant (incorporated by reference to Exhibit
10.17 of the Registration Statement).

     8.0 Subsidiaries of ImagicTV Inc. (incorporated by reference to Exhibit
21.1 to the Registration Statement).

     10.1 Consent of KPMG LLP.

                                   SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: July 18, 2001

ImagicTV Inc.

Per: /s/ Marcel LeBrun
     Marcel LeBrun, President and Chief Executive Officer

                               INDEX TO EXHIBITS

NUMBER                                             Description of Document
------                                             -----------------------
1.1        Articles of Incorporation of ImagicTV Inc. filed December 24, 1997 (as amended on June 30, 1998 and
           November 27, 2000) (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 filed on October 23, 2000 (Registration No. 33-48452) (the "Registration Statement")).
1.2        Bylaws of ImagicTV Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement).
4.1        Employee Share Option Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement).
4.2        Form of Share Option Agreement with respect to the Employee Share Option Plan (incorporated by reference to Exhibit 10.2 of the Registration Statement).
4.3        Form of 2000 Share Option Plan (incorporated by reference to Exhibit 10.3 of the Registration
           Statement).
4.4        Loan between Newbridge Networks Corporation and ImagicTV Inc. (incorporated by reference to Exhibit
           10.4 of the Registration Statement).
4.5        Technology Transfer Agreement, dated January 1, 1998, between ImagicTV Inc. and The New Brunswick
           Telephone Company, Ltd. (incorporated by reference to Exhibit 10.5 of the Registration Statement).
4.6        Technology Transfer Option Agreement, dated January 5, 1998, between ImagicTV Inc., 506048 N.B. Ltd.
           And The New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.6 of the
           Registration Statement).
4.7        Development Agreement, dated January 5, 1998, between ImagicTV Inc., 506048 N.B. Ltd and the New
           Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.7 of the Registration
           Statement).
4.8        Licensing Agreement, dated April 19, 1999, between ImagicTV and The New Brunswick Telephone Company,
           Ltd., together with a Novation and Amendment Agreement to Licensing Agreement and Set-Top Box Supply
           and Software Licensing Agreement, dated December 16, 1999, between ImagicTV Inc., NBTel and Aliant
           Telecom Inc. (incorporated by reference to Exhibit 10.8 of the Registration Statement).
4.9        Executive Employment Agreement, dated July 26, 2000, between iMagicTV and Marcel LeBrun (incorporated by reference to Exhibit 10.9 of the Registration Statement).
4.10       Executive Employment Agreement, dated July 14, 2000, between ImagicTV and Marjean Henderson
           (incorporated by reference to Exhibit 10.10 of the Registration Statement).
4.11       Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Allan Cameron (incorporated by reference to Exhibit 10.11 of the Registration Statement).
4.12       Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Gerry Verner (incorporated by reference to Exhibit 10.13 of the Registration Statement).
4.13       Form of Management Option Agreement (incorporated by reference to Exhibit 10.14 of the Registration
           Statement).
4.14       Share Subscription Agreement, as amended, made as of September 29, 2000, between ImagicTV Inc. and
           America Online, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement).
4.15       Share Subscription Agreement, as amended, made as of September 29, 2000, between ImagicTV Inc. and
           Cisco Systems, Inc., including separate Board Observation Rights and Right of First Negotiation
           Letter, made as of the same date (incorporated by reference to Exhibit 10.16 of the Registration
           Statement).
4.16       Form of Share Purchase Warrant (incorporated by reference to Exhibit 10.17 of the Registration
           Statement).
8.0        Subsidiaries of ImagicTV Inc. (incorporated by reference to Exhibit 21.1 to the Registration
           Statement).
10.1       Consent of KPMG LLP.