Form 20-F
period 2002-02-28
IMAGICTV INC
filed 2002-05-22
CIK 1123713

     As filed with the Securities and Exchange Commission on May 22, 2002

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                   FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
     SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2002

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

   For the transition period from     to

   Commission file number:          0-31943
                           -----------------------
                                 ImagicTV Inc.
                   ---------------------------------------
            (Exact name of Registrant as specified in its charter)

                                Not applicable
                   ---------------------------------------
                (Translation of Registrant's name into English)

                                    Canada
                   ---------------------------------------
                (Jurisdiction of incorporation or organization)

                 One Brunswick Square, 14th Floor, Saint John,
                         New Brunswick, Canada E2L 3Y2
                   ---------------------------------------
                   (Address of principal executive offices)

   Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                     None
                   ---------------------------------------
   Securities registered or to be registered pursuant to Section 12(g) of the Act.

                          Common shares, no par value
                   ---------------------------------------
   Securities for which there is a reporting obligation pursuant to Section
       15(d) of the Act.

                                     None
                   ---------------------------------------
   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

               24,669,336 Common Shares as of February 28, 2002
                   ---------------------------------------

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes  [ X ]    No  [   ]

    Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17  [   ]Item 18  [ X ]

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 Part I...................................................................   1
    ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......    1
    ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.....................    1
    ITEM 3.  KEY INFORMATION.............................................    1
             A.Selected Financial Data...................................    1
             B.Capitalization and Indebtedness...........................    3
             C.Reasons for the Offer and Use of Proceeds.................    3
             D.Risk Factors..............................................    3
    ITEM 4.  INFORMATION ON THE COMPANY..................................   13
             A.History and Development of the Company....................   13
             B.Business Overview.........................................   14
             C.Organizational Structure..................................   29
             D.Property, Plants and Equipment............................   29
    ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS................   30
             A.and B. Operating Results and Liquidity and Capital
             Resources...................................................   30
             C.Research and Development, Patents and Licenses, etc.......   43
             D.Trend Information.........................................   43
    ITEM 6.  DIRECTORS AND EXECUTIVE OFFICERS............................   44
             A.Directors and Management..................................   44
             B.Compensation..............................................   47
             C.Board Practices...........................................   51
             D.Employees.................................................   52
             E.Share Ownership...........................................   53
    ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........   55
             A.Major Shareholders........................................   55
             B.Related Party Transactions................................   56
             C.Interests of Experts and Counsel..........................   58
    ITEM 8.  FINANCIAL INFORMATION                                          58
             A.Consolidated Statements and Other Financial Information...   58
             B.Significant Changes.......................................   58
    ITEM 9.  THE OFFER AND LISTING.......................................   59
             A.Offer and Listing Details.................................   59
             B.Plan of Distribution......................................   60
             C.Markets...................................................   60
             D.Selling Shareholders......................................   60
             E.Dilution..................................................   60
             F.Expenses of the Issue.....................................   60
    ITEM 10. ADDITIONAL INFORMATION......................................   60
             A.Share Capital.............................................   60
             B.Memorandum and Articles of Association....................   61
             C.Material Contracts........................................   62
             D.Exchange Controls.........................................   62
             E.Taxation..................................................   62
             F.Dividends and Paying Agents...............................   67
             G.Statement by Experts......................................   67
             H.Documents on Display......................................   67

             I.Subsidiary Information.....................................   68
    ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...   68
    ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......   68
 Part II...................................................................  69
    ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                 69
    ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERSAND     69
             USE OF PROCEEDS..............................................
             A.Use of Proceeds............................................   69
    ITEM 15. [RESERVED]...................................................   69
    ITEM 16. [RESERVED]...................................................   69
 Part III..................................................................  69
    ITEM 17. FINANCIAL STATEMENTS.........................................   69
    ITEM 18. FINANCIAL STATEMENTS.........................................   70
    ITEM 19. EXHIBITS.....................................................   93
    INDEX TO EXHIBITS......................................................   I

                                    PART I

   In this annual report, "ImagicTV," "the Company," "we," "us" and "our" refer to ImagicTV Inc. and its subsidiaries.

   All financial information presented in this annual report is expressed in U.S. dollars, except where indicated to the contrary. References to "$" or "U.S.$" are to U.S. dollars and references to "C$" are to Canadian dollars.

   Unless we indicate otherwise, all information in this annual report is stated as of May 14, 2002.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This annual report contains forward-looking statements. These statements include statements under the headings "Risk Factors" in "Item 3. Key Information," "Business Overview" in "Item 4. Information on the Company," "Management's Discussion and Analysis" in "Item 5. Operating and Financial Review and Prospects" and "Use of Proceeds" in "Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds" and elsewhere in this annual report regarding conditions in the telecommunications industry, our goals and business strategy, our business model and plans, our efforts to develop and enhance our products, our expected sources of revenue, our future costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events, are based on information currently available to us and are subject to certain risks, uncertainties and assumptions, including those matters specifically discussed in "Risk Factors" in "Item 3. Key Information." These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

  Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

   You should read the following selected consolidated financial data together with the financial information set forth under the heading "Management's Discussion and Analysis" in "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes included in "Item 18. Financial Statements."

   The consolidated statement of operations data for the fiscal years ended February 29, 2000, February 28, 2001 and February 28, 2002 and the consolidated balance sheet data as of February 28, 2001 and February 28, 2002 are derived from, and are qualified by reference to, our consolidated financial statements which have been audited by KPMG LLP, Chartered Accountants, and are included elsewhere in this annual report. The consolidated financial statements are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and U.S. GAAP are described in note 12 to the consolidated financial statements. The consolidated statement of operations data for the period from December 24, 1997 (inception) to February 28, 1998 and for the year ended February 28, 1999 and the consolidated balance sheet data as of February 28, 1998, February 28, 1999 and February 29, 2000 are derived from audited financial statements not included in this annual report. The historical results below are not necessarily indicative of the results to be expected for any future period.

                                                   Fiscal Year Ended
                         ---------------------------------------------------------------------
                         December 24, 1997
                          (inception) to   February 28, February 29, February 28, February 28,
                         February 28, 1998     1999         2000         2001         2002
                         ----------------- ------------ ------------ ------------ ------------
                               (in thousands of U.S. dollars, except per share amounts)
Consolidated Statement
 of Operations Data:
Revenues:
 License fees...........      $   --         $    --      $ 1,384      $  4,770     $    631
 Royalty fees...........          --              --           --         1,288        1,197
 Services...............          --              14          393         1,791        2,387
 Equipment..............          --             465          321         1,150           --
                              ------         -------      -------      --------     --------
Total revenues..........          --             479        2,098         8,999        4,215
                              ------         -------      -------      --------     --------
Cost of revenues:
 Services...............          --              --          657         2,379        2,603
 Equipment..............          --             604          331         1,068           --
                              ------         -------      -------      --------     --------
Total cost of revenues..          --             604          988         3,447        2,603
                              ------         -------      -------      --------     --------
Gross profit (loss).....          --            (125)       1,110         5,552        1,612
                              ------         -------      -------      --------     --------
Operating expenses:
 Sales and marketing....          18             543        2,325         7,763        8,928
 Research and
 development............          66           2,014        4,084         7,967        7,151
 General and
 administrative.........          26             344          827         2,815        4,582
 Restructuring expense..          --              --           --            --        1,162
                              ------         -------      -------      --------     --------
Total operating
 expenses...............         110           2,901        7,236        18,545       21,823
                              ------         -------      -------      --------     --------
Loss from operations....        (110)         (3,026)      (6,126)      (12,993)     (20,211)
Other income (expense),
 net....................          --             (25)         524         1,559        1,628
                              ------         -------      -------      --------     --------
Loss before provision
 for income taxes.......        (110)         (3,051)      (5,602)      (11,434)     (18,583)
Provision for income
 taxes..................          --             (17)         (44)          (24)        (121)
Net loss--in accordance
 with Canadian and U.S.
 GAAP...................      $ (110)        $(3,068)     $(5,646)     $(11,458)    $(18,704)
                              ======         =======      =======      ========     ========
Basic and diluted net
 loss per share--in
 accordance with
 Canadian and U.S. GAAP.      $(0.05)        $ (0.57)     $ (0.40)     $  (0.58)    $  (0.76)
                              ======         =======      =======      ========     ========
Weighted average number
 of shares used in
 computing basic and
 diluted net loss per
 share..................       2,331           5,336       13,968        19,796       24,606
                              ======         =======      =======      ========     ========

                                                      As At
                         ----------------------------------------------------------------
                         February 28, February 28, February 29, February 28, February 28,
                             1998         1999         2000         2001         2002
                         ------------ ------------ ------------ ------------ ------------
                                          (in thousands of U.S. dollars)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............     $245        $ 603        $6,396      $46,414      $45,641
Short-term investments..       --           --            --       14,346          359
Working capital.........     (139)       1,852         6,154       62,807       45,156
Total assets............      289        3,153         9,859       71,846       49,485
Long-term debt..........       --           --         1,737        1,577        1,496
Total shareholders'
 equity.................     (109)       2,493         5,706       64,200       45,793

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

Risks Related to Our Financial Condition

   Our limited operating history and the fact that our business is essentially dependent on one product, our DTV Manager software, makes our business and prospects difficult to evaluate.

   We have a limited operating history which makes the prospects for our business difficult to evaluate. We began our operations in January 1998 and did not release a product until December 1998. Our present operations consist of (1) licensing our DTV Manager software, as well as our pcVu software and Movie Manager software which work in conjunction with DTV Manager, to telephone companies and other service providers, (2) providing related services and (3) further developing our software products. As such, our business is essentially dependent on our success in developing DTV Manager software and licensing it to service providers. There is no significant historical basis to assess how we will respond to competitive, economic and technological challenges and a rapidly developing marketplace. If we fail to meet any of these challenges, or otherwise fail to successfully develop and license our DTV Manager software or any successor software, our operating results could suffer and you could lose all or part of your investment.

   We incurred net losses since inception, including a net loss of $18.7 million for the fiscal year ended February 28, 2002. We expect to continue to incur losses for the foreseeable future, and we may never achieve or sustain profitability.

   Since our inception, we have not had a profitable quarter. We incurred net losses of approximately $11.5 million for fiscal year ended February 28, 2001 and $18.7 million for the fiscal year ended February 28, 2002. As of February 28, 2002, we had an accumulated deficit of approximately $39.0 million. We expect to incur significant operating expenses over the next several years. As a result of these expenditures, we expect to incur additional losses for the foreseeable future, and we may never become profitable.

   To achieve profitability, we must generate and sustain substantially increased revenues and control future expense levels. We forecast our future expense levels based on our operating plans and on estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to the development of our products and services based on circumstances in the marketplace. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability. If we fail to become profitable, the value of your investment in our common shares could be significantly reduced.

   Our software may require a service provider to dramatically change its established business practices. This may extend the time required to complete a commercial license agreement, resulting in significant fluctuations in our quarterly operating results that could cause our share price to decline.

   We believe that the purchase of our DTV Manager and Movie Manager software and our related services involves a significant commitment of capital and other resources by a telephone company or other service provider. In many cases, the service provider's decision to offer services based on our software products may require a service provider to change its established business practices, to conduct its business in new ways and potentially make substantial upgrades to its infrastructure. As a result, we must educate service providers on the use and benefits of our software products, which can require us to commit significant time and resources without necessarily resulting in revenues.

   The time required to complete a license on a commercial basis can be significant. As a result, we accept significant fluctuations in our quarterly operating results that could cause our share price to decline.

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

   As a result of the foregoing, the time from an initial product demonstration to a customer to the entering into of a commercial license with the customer may be significant. In the past, our sales cycle has ranged from six to 18 months and, in some instances, has been significantly longer. This lengthy sales cycle limits our ability to forecast the timing and amount of specific sales in a particular quarter and will likely continue to cause significant fluctuations in our quarterly operating results. Because of these fluctuations, we believe that neither our past performance nor period-to-period comparisons of our operating results are, or will be, a reliable indication of our future performance. If our operating results for a particular period fail to meet analyst and investor expectations that are based on our past performance or on period-to-period comparisons of our operating results, our share price could decline.

   The failure of our common shares to maintain a minimum per share bid price of $1.00 may subject our common shares to delisting proceedings under the rules of The Nasdaq National Market. If our common shares are delisted, our stockholders may experience substantially decreased liquidity in their shares, the market price of our stock will likely decline and our ability to obtain financing may be adversely affected.

   Our common shares are traded on The Nasdaq National Market. For continued listing, Nasdaq requires a share to maintain at least a $1.00 minimum closing bid price.

   On March 6, 2002, we received a letter from Nasdaq notifying us that for the preceding 30 consecutive trading days the price of our common shares had closed below the minimum $1.00 per share requirement for continued inclusion on The Nasdaq National Market. We have until June 4, 2002 to regain compliance. To regain compliance, the bid price of our common shares must close at $1.00 per share or more for a minimum of ten consecutive trading days. If compliance cannot be demonstrated by June 4, 2002, Nasdaq will provide written notification that our common shares will be delisted.

   If we determine that we will not satisfy the $1.00 minimum bid price requirement for continued inclusion on The Nasdaq National Market by June 4, 2002, we intend to apply to transfer the common shares to The Nasdaq SmallCap Market. To transfer, we must satisfy the continued inclusion requirements for the Nasdaq SmallCap Market, which makes available an extended grace period until at least September 3, 2002, for attaining compliance with the minimum $1.00 bid price requirement. We also may qualify for an additional 180-day grace period beyond September 3, 2002, to attain compliance with the $1.00 bid price requirement. If we submit a transfer application and pay the applicable listing fees by June 4, 2002, initiation of the delisting proceedings will be stayed pending the Nasdaq staff's review of the transfer application. Even if we do elect to transfer our common shares to the Nasdaq SmallCap Market, we can provide no assurances the application will be accepted or that we will be able to satisfy the continued listing requirements of the Nasdaq SmallCap Market.

   If our application to transfer to The Nasdaq SmallCap Market is denied and we receive a delisting notification, we will have the ability to appeal the delisting determination to a Listing Qualifications Panel; however, we can make no assurances that if a hearing is conducted, we will receive a favourable determination for the continued listing of our common shares.

   If The Nasdaq National Market delists our common shares and we are unable to transfer our common shares to The Nasdaq SmallCap Market, you may find it more difficult to dispose of your shares or obtain accurate quotations as to the share's market value in the United States, and the market price of our common shares will likely decline further. The failure of our common shares to be listed on The Nasdaq National Market or The Nasdaq SmallCap Market also may adversely affect our ability to raise capital through the issuance of securities or otherwise obtain financing.

If we cannot raise needed additional capital in the future, our business could suffer.

   Our expenses currently significantly exceed our revenues. We expect that our cash position, as of February 28, 2002 will be sufficient to meet our working capital requirements for approximately the next 24 months. In the longer term, if our revenues do not increase substantially within this time period we may need to raise additional capital, which may not be available on terms acceptable to us, if at all. If we cannot raise necessary additional capital on acceptable terms, we may not be able to increase sales, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could cause our business to suffer and adversely affect our financial condition.

Risks Related to Our Business and Industry

   If service providers do not successfully deploy broadband technologies and services, a market for our software products will not develop. Recent reluctance of service providers to make significant capital investments may heighten this issue.

   Our software products can only be implemented over a broadband network. Telephone companies and other service providers have only recently begun offering broadband services such as xDSL, which refers to the different protocols that fall under the digital subscriber line (DSL) umbrella of broadband technologies. DSL is a technology for pushing a relatively large number of bits through wiring that is typical for "last mile" telephone connections. If a significant number of service providers decide not to offer broadband services, the market for our software products will not grow as we anticipate.

Sales of our software products largely depend on the increased use and widespread adoption of broadband services and the ability of service providers to market and sell broadband services, such as high-speed Internet access and multi-channel digital television services, to residential subscribers.

   The telecommunications industry has suffered a significant slowdown in the last 18 months, which is expected to continue for at least the next 12 months, and there may be a reduction in the number of our potential customers due to industry consolidation, financial difficulties or other factors. Even if service providers decide to deploy broadband services, this deployment may not be successful. Service providers have delayed deployments in the past and may delay deployments in the future. Factors that could cause a service provider not to deploy, to delay deployment of or to fail to successfully deploy the broadband services for which our software products are designed include the following:

  . the financial difficulty suffered by many service providers, including incumbent local exchange carriers and other telephony providers;

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

   Unless service providers successfully deploy the infrastructure required to provide broadband services to their subscribers, who are the ultimate consumers of services based upon our software products, their networks will not be capable of supporting our software products. If that deployment does not occur, a market for our software products will not develop, and we will not be able to achieve our business objectives or reverse our history of losses.

If service providers fail to deploy services based upon our software products throughout their service areas, our business will not grow.

   We generate revenues from initial license fees charged to our customers based on the number of homes passed in a geographic area under license, and from ongoing royalty fees charged to customers on a per subscriber basis. As a result, our growth and future success depend substantially on our ability to attract new customers and to convince these customers to deploy services based upon our software products to their subscribers throughout their service areas. We believe that many service providers will be unwilling to commit to broad deployment of services based on our products until they have completed trials of our software products as well as those of our competitors. Our ability to sell our software products will depend principally on how successfully we can demonstrate to service providers that:

  . our software products are reliable and capable of delivering service to a large number of subscribers without degradation of quality;

  . subscribers will purchase multi-channel digital television and interactive media services based on our software products at prices and in quantities that will justify the service provider's investment in our software products, related services and any necessary infrastructure upgrades;

  . our software products will remain compatible with evolving industry standards and technology; and

  . our software products will enable the service provider to sell new services to existing and new subscribers.

   We have licensed our software products to eight customers in North America, Europe and Asia. Of these customers, three telephone companies have launched commercial services to subscribers, one additional telephone company has licensed DTV Manager for commercial deployment, and four other telephone companies have entered into a trial license agreement. In addition, we have installed DTV Manager for limited testing purposes on networks of ten other service providers in North America, Europe and Asia. None of our customers are contractually obligated to deploy, market or promote services based on our software products, nor are any of our customers contractually required to achieve any specific introduction schedule. Accordingly, even if a service provider initiates a consumer trial of services based on our software products, the service provider is under no obligation to continue its relationship with us or to launch a full-scale deployment of services based on our software products in the geographic area under license or more broadly through its service territories. If service providers determine that services based on our software products are not viable as a business proposition or if they determine that the services do not meet their business or operational strategies, they may stop using our software products to provide those services. If we are unable to sell our software products and services to a substantial number of additional service providers or if our existing and any new customers fail to broadly deploy services based on our software products, our growth prospects and revenues will suffer.

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

   Also, many of our customers will face competition from companies that offer multi-channel digital television and interactive media services through alternative technologies that are incompatible with our software products. These alternative technologies include coaxial cable, fixed wireless and satellite technologies. Cable operators, in particular, are currently deploying products that are capable of delivering voice, Internet and television services over coaxial cable.

   We cannot assure you that our customers will succeed in attracting and retaining a meaningful subscriber base that purchases services delivered through our software products. If our customers are unable to attract and retain a significant number of subscribers, our revenues will suffer, and we may never become profitable.

Competitive products may reduce demand for our software products and thus reduce the value of your investment in our common shares.

   We compete directly with Myrio Corporation, Minerva Networks, Inc., Thirdspace Living Limited and Orca Communications, which provide products and services that are competitive with all or part of our software products and related services. In addition, Liberate Technologies, an indirect competitor, provides technology and services relating to interactive television. Competition in the market for software products that enable the delivery of multi-channel digital television or interactive media services is significant and will likely persist and intensify over time. We cannot predict that we will obtain or maintain the market share or pricing levels that we need to become and remain profitable. By using the same standards upon which our software products are based, a competitor with sufficient resources could design and market a similar product that competes directly with our software products. Some of our competitors may develop some or all of the interactive media services that we intend to develop and may sell these services to service providers for deployment separately or in conjunction with our software products. This could have a significant effect on our ability to expand the range of our product offerings over time.

   Many of our existing and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, technical, sales, marketing and other resources than we have. If we are unable to continuously improve our software products or if we cannot generate effective responses to our competitors' products, pricing strategies, advertising campaigns, strategic partnerships and other initiatives, sales of our products and our profit margins may suffer, and we may never become profitable.

Three customers generated 64% of our revenues in fiscal 2002, and we expect to continue to rely on a limited number of customers for a significant portion of our revenues for the foreseeable future.

   In fiscal years 1999, 2000 and 2001, we derived a significant portion of our revenues from a limited number of customers. Since our target customer base is primarily telephone companies and other service providers, excluding cable and satellite network operators, we expect to continue to derive a significant portion of our revenues from a limited customer base. In fiscal 1999, NBTel Inc. ("NBTel"), a subsidiary of Aliant, our largest shareholder, accounted for 97% of our revenues. For fiscal 2000, NBTel, Kingston Vision, a subsidiary of Kingston Communications (Hull) plc, the incumbent local exchange carrier in East Yorkshire, England and SaskTel, the incumbent local exchange carrier in the Province of Saskatchewan, each accounted for more than 10% of our revenues and together accounted for 85% of our revenues. For fiscal 2001, Aliant, CenturyTel, a provider of integrated communication services in 20 states in the U.S., and Boardwalk Equities, an operator of multiple dwelling units in Canada, each accounted for approximately 10% or more of our revenues and together accounted for approximately 55% of our revenues. For fiscal 2002, Aliant, Sasktel and CenturyTel each accounted for more than 10% of our revenues and together accounted for approximately 64% of our revenues. In particular, for fiscal 2002, Aliant accounted for 30% of our total revenues. For further information on our sources of revenue, see "Management's Discussion and Analysis--Overview" in "Item 5. Operating and Financial Review and Prospects." If new customers from our limited base of potential customers do not license our software or if our existing and any new customers are not successful in selling services based upon our software products to a significant number of subscribers, we may never become profitable.

We have a large portion of our common shares held by a small number of our shareholders. This concentration can affect shareholder votes and cause our share price to be volatile in the public trading market.

   A large portion of our common shares is held by a small number of shareholders. As a result, these shareholders are able to influence the outcome of shareholder votes on various matters, including the election of directors and extraordinary corporate transactions, including business combinations. In addition, the occurrence of sales of a large number of our common shares, or the perception that these sales could occur, may affect our share price and could impair our ability to obtain capital through an offering of equity securities. Furthermore, the current ratios of ownership of our common shares reduce the public float and liquidity of our common shares which can in turn affect the market price of our common shares.

The failure of interactive television to gain broad market acceptance could limit our potential growth and revenues.

   Our DTV Manager software enables service providers to deliver interactive media services in addition to multi-channel digital television services. Some of our anticipated growth depends, among other things, on the broad acceptance of interactive television by industry participants, including broadcast and pay-television networks and manufacturers of televisions and set-top boxes, and their ability to successfully market interactive television to viewers and advertisers. Interactive television is a relatively new and emerging business, and we cannot guarantee that it will attract widespread demand or acceptance in any of our markets. There have been several well-financed, high profile attempts in the United States to develop and deploy systems in the broad category of interactive television. None of these attempts has resulted in large-scale deployment, and many key industry participants have avoided participating in interactive television. If interactive television fails to gain market acceptance, subscriber growth may be adversely affected and our ability to generate revenues may be restricted.

If we fail to introduce new functionality in our products or if our new products are unsuccessful, our growth prospects will be limited. We also may not recover revenues in the amounts we expend for research and development costs.

   We generate revenues from one-time license fees, royalties payable by service providers on a per subscriber basis and fees for related maintenance and professional services. In order to generate long-term revenue growth and become profitable, we believe we must continue to add new functionality to our products. In many instances, this new functionality may require the use of new technologies and/or adherence to new industry standards. To meet this challenge, we must obtain key contributions from programmers, product planners, technical architects and other internal staff. We must also obtain proper information from the marketplace, including our customers and industry analysts. Our failure to meet this challenge in any way could limit our growth prospects. We cannot assure you that any costs that we expend for research and development will result in the generation of any revenues by us.

If we fail to develop and maintain relationships with industry participants, our business could suffer.

   We rely and expect to continue to rely upon non-exclusive relationships with a number of major participants in the telecommunications, computer and software industries to ensure the interoperability of our software with their hardware and software, such as network and encoder equipment, set-top boxes and database software systems, and to market and jointly promote the sale of our products with their products. Generally, our arrangements and formal agreements with these industry participants are short-term or terminable on short notice. Further, other industry relationships remain informal. We typically do not receive any monetary compensation, in the form of revenues, referral fees or otherwise, under these arrangements, and we typically do not directly generate revenues from these arrangements. If the nature of these relationships changed significantly, or if these relationships failed to evolve in ways consistent with our business plan, our software products would still operate with their third-party hardware and software, but our ability to market and sell our software products could suffer.

If we fail to hire and retain personnel with the necessary skills and knowledge, the implementation of our business plan could slow and/or our growth could halt.

   Competition for highly skilled technical, sales, marketing and support personnel is intense because there are a limited number of people available with the necessary technical skills, knowledge of the telecommunications industry and understanding of the market. Any failure to attract, assimilate, train or retain qualified personnel to fulfil our current or future needs could slow implementation of our business plan or halt our growth.

   Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. Our key executive officers are Gerald Pond, Chief Executive Officer, Marcel LeBrun, President and Chief Operating Officer, Allan Cameron, Vice President of Technology and Jeffrey White, Chief Financial Officer. The loss of the services of any of these individuals could delay the development and introduction of, and negatively impact our ability to sell, our software products and related services.

Currency exchange rate fluctuations could adversely affect our financial results.

   Fluctuations in foreign exchange rates may affect our results of operations, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. As our operations are currently based in Canada, a significant portion of our expenses is in Canadian dollars. However, a substantial part of our revenues is currently generated in U.S. dollars, and we expect that a majority of our revenues for the foreseeable future will be generated in U.S. dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected. Also, changes in foreign exchange rates may affect the relative prices at which foreign competitors and we sell products in the same market.

Risks Related to Our Technology

If our software cannot support and manage a substantial number of users, demand for our products and services will decline significantly.

   Our software relies on the large-scale use of Internet Protocol and, more specifically, Internet Protocol multicast technology. Our customers' commercial deployments to date have shown that our software can support the concurrent delivery of multi-channel digital television and interactive media services to approximately 10,500 subscribers. While we believe that our software, through the use of Internet Protocol multicast technology, can support delivery of multi-channel digital television and interactive media services to a significantly larger number of customers without significant redesign or expense, there is currently no large scale customer deployment of our software products to support our belief. If our software's reliance on Internet Protocol multicast technology significantly limits the ability of our customers to serve their desired subscriber base, demand for our software products and related services will decline, our ability to generate revenues will suffer and we may incur significant costs.

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

  .  an Oracle Corporation database platform; and

  . a Pace Micro Technology plc ("Pace") or Thomson Consumer Electronics Inc. ("Thomson") set-top box platform.

   If the availability of these products becomes limited, or if the cost of these products increases, we may be unable to meet, in a timely and cost-effective manner, demand for software that runs on alternative servers, databases and set-top boxes. Moreover, although we believe that we can adapt our software to operate on other servers, databases and set-top box platforms, we would have to incur additional costs to do so and cannot assure you that our software products would operate successfully in actual deployment on any of these other platforms. If we fail to satisfy our customers' demands, they may cease doing business with us and our revenue will suffer.

Rapid technological advances or the adoption of new standards could impair our ability to deliver our products to service providers in a timely manner. As a result, our revenues would suffer.

   Our success depends in large part on our ability to keep our software current and compatible with evolving technologies and standards. Unexpected changes in technology or standards could disrupt the development of our software products and prevent us from meeting deadlines for the delivery of our software products. If we are unable to keep pace with technological advancements and adapt our software to new standards in a timely manner, we may lose customers and our revenue will suffer.

The occurrence of any defects, errors or failures in our software could result in delays in installation and loss of customers.

   Our software is complex and may contain undetected defects, errors or failures. These problems have occurred in our software in the past. Additional problems may occur in our software in the future, which could result in the loss of, or delay in, market acceptance of our software products. In addition, we have limited experience with commercial deployment, and we expect additional defects, errors and failures as our business expands from trials to commercial deployment of our software product with customers. These problems could result in a loss of sales and additional costs and liabilities to us, including loss of our existing customers.

If our technology is responsible for the failure of any service provider to deliver services to subscribers, our reputation and viability could be seriously damaged.

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

   Our ability to compete effectively is dependent in large part upon the maintenance and protection of our intellectual property. We currently do not have patents or trademark registrations protecting our products and other intellectual property other than a Canadian trademark registration for a stylized form of the word "ImagicTV." To date, we have relied on trade secret and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to our technology. We typically enter into confidentiality or license agreements with our employees, consultants, customers, strategic partners and vendors in an effort to control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our proprietary technology without authorization. Policing unauthorized use of our intellectual property is difficult. The steps we are taking may not prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside Canada and the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could have a material adverse affect on our business.

We may be subject to damaging and disruptive intellectual property litigation.

   The software development and interactive television businesses are very litigious. We may be subject to intellectual property litigation that could:

  .  be time-consuming and expensive;

  .  divert attention and resources away from our daily business;

  .  impede or prevent delivery of our products and services; and

  .  require us to pay significant royalties, licensing fees and damages.

   Although we are not aware that any of our software products or related services infringe any published patents or registered trademarks, and although we have not been served notice of any potential infringement, we may be subject to infringement claims in the future. Because patent applications are kept confidential for a period of time after filing, applications may have been filed that, if issued as patents, could relate to our products or services.

   Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products and services in Canada, the United States and other jurisdictions, potentially resulting in us being required to pay substantial damages. In the event of a successful claim of infringement, our customers and we may need to obtain one or more licenses from third-parties, which may not be available at a reasonable cost, if at all. The defence of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, as well as resulting damages, license fees, royalty payments and restrictions on our ability to provide our products or services, any of which could harm our business.

Laws and government regulation and policies in various jurisdictions may restrict the willingness or ability of service providers to license our software product and deliver multi-channel digital television and interactive media services to subscribers.

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

   As a result, these laws, regulations and policies may impede sales of our software products and related services. For a more thorough discussion of the regulatory issues that may affect our business, see "Business Overview-- Regulation of Service Providers" in "Item 4. Information on the Company."

If we are treated as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may be subject to an unfavourable tax regime.

   While we believe, based on our income, assets and activities, that we should not be a passive foreign investment company for our taxable year ended February 28, 2002, it is possible that we will nonetheless be treated as a passive foreign investment company for U.S. federal income tax purposes for such taxable year or for later taxable years. If we are classified as such, a special tax regime would apply to "excess distributions" with respect to shares held by a U.S. shareholder and gain realized in the disposition of shares held by a U.S. shareholder, unless the U.S. shareholder timely makes an election available under applicable law. For a more thorough discussion of the passive foreign investment company rules, see "Certain Canadian and United States Income Tax Considerations--United States Federal Income Tax Considerations--Passive Foreign Investment Company Considerations" in "Item
10. Additional Information."

   You should rely only on the information contained in this annual report. We have not authorized any other person to provide different information. The information appearing in this annual report is as of May 14, 2002. Our business, financial condition, results of operations and prospects may have changed since that date.

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

  See "Organizational Structure" in "Item 4. Information on the Company."

   Our principal executive officers are located at One Brunswick Square, 14th Floor, Saint John, New Brunswick E2L 3Y2, Canada. Our agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, whose telephone number is (212) 590-9200.

B.Business Overview

   We develop and license infrastructure software products and provide related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband or high-speed communications network. Our software is based on open, Internet-based standards for software and networking and is designed to work in conjunction with industry standard third-party hardware and software. Service providers can implement our software in conjunction with industry standard third-party hardware and software over existing copper phone lines using xDSL technology, including ADSL and various broadband access technologies such as fiber to the home and broadband wireless technologies.

   Our customers include incumbent local exchange carriers and other telephony providers. We also offer our software products and related services to providers of broadband transmission services such as power and utility companies and Internet service providers.

   We believe telephone companies and other service providers are seeking solutions that will allow them to deliver multi-channel digital television services and other revenue generating applications bundled with their existing voice and Internet service offerings and thus to compete with cable and satellite television operators in the emerging market for integrated voice, Internet and television services. By implementing our primary software product, DTV Manager, over existing broadband networks and by acquiring and installing additional equipment as subscribers activate service, we believe that service providers can cost-effectively offer their subscribers the following services through televisions and personal computers:

  .  Digital television with unlimited channel capacity; and

  .  interactive media services, such as:

    .  Internet-on-television, including e-mail and Web access;

    .  video-on-demand;

    .  self-service pay-per-view;

    .  an interactive program guide; and

    . a customizable television portal that provides access to various available services, including television stations, web sites, digital music channels and e-commerce sites.

   Our DTV Manager software also enables service providers to manage subscriber accounts through service provisioning, customized package offerings and integrated voice, Internet and television billing.

The ImagicTV Solution

   Our software enables telephone companies and other service providers to deploy multi-channel digital television and interactive media services over a broadband network. It is designed to work in conjunction with industry standard third-party hardware and software and to integrate with the service provider's existing network and systems. Our software takes advantage of advancements in communications transmission technology, Internet Protocol networking standards and video and audio compression technologies. To implement our software, the service provider's network must comply with various Internet-based standards for software and networking.

   Third-party hardware and software are required to utilize our software products. At this time, our software operates on a Sun Microsystems server platform, an Oracle database platform and a Pace or Thomson set-top box platform. Required video encoder equipment is available from Harmonics Software Inc. We are currently upgrading the set-top box components of DTV Manager to operate on a Next Level Communications, Inc. set-top box platform. We anticipate further modification of our software in the future so that it will operate on other servers, databases and set-top box platforms. Furthermore, our software products are designed to operate over standard network equipment deployed by our customers, which consists of hardware products from a variety of vendors, including Alcatel, Cisco Systems, Inc., Innovia Telecom, Lucent Technologies Inc. and Next Level Communications.

   Our software products are designed to support multiple televisions and personal computers in the home. The number of televisions and personal computers in a home that our software can support will depend upon the capacity of the broadband network and the type of video compression employed by the service provider. For example, using current ADSL technology at transmission rates of six megabits per second and with data compression allowing video transmission at a rate of 3.5 megabits per second, our software can support one television and one personal computer over a single line to the home. By further compressing data to allow video transmission at a rate of 2.5 megabits per second, the service provider can simultaneously support service to two televisions and a personal computer over the same line. With faster technologies such as VDSL and fiber to the home, where and when available, the service provider can use our software to support additional devices in the home. In each case, a subscriber can also use the same line to simultaneously access telephone and high-speed Internet services while using our software products to access television services.

Products and Services

   Our software products currently consist of DTV Manager, pcVu, Movie Manager and the iMagicTV Developer Network (IDN) which are offered together with our related professional services and maintenance and technical support services.

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

   Viewer Component Software. The viewer component software supports set-top boxes in a subscriber's home and allows the subscriber, through the use of a standard television remote control, a wireless keyboard or other device, to browse through a television portal or an interactive program guide, to make on-screen selections of video-on-demand programming and television, pay-per-view and Web channels, and to view information banners that appear at the top of the television screen when new channels are selected. The interactive program guide and the television portal are features of the viewer component software that a service provider can customize to brand its service offering and incorporate local content. The interactive program guide includes up to seven days of information on channel content, which a service provider may update on a regular basis. The television portal also provides access to interactive channels which, for example, may offer online shopping, online banking, Web browsing, video-on-demand and other services. The viewer component software is stored in memory on the set-top box. Without any action required by the subscriber, a service provider can make changes to the viewer component software by remotely distributing software updates over the service provider's network to the subscriber's set-top box.

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

pcVu

   pcVu works in conjunction with DTV Manager and allows a subscriber to receive multi-channel digital television services on a personal computer. It includes a software-based tuner resident on the personal computer and does not require additional hardware in the personal computer. pcVu is designed to deliver high quality digital broadcast television signals so that, to the subscriber, there is no visible distinction between a broadcast delivered over a television and a broadcast delivered over a personal computer. The pcVu software is designed to allow a subscriber to watch television while simultaneously using his or her Web browser and other standard software packages.

Movie Manager

   Movie Manager works in conjunction with DTV Manager to allow subscribers to access DVD quality video content on demand. It provides VCR style control to the subscriber through the use of the set-top box remote control. With Movie Manager, the service provider can manage the delivery of the content and customize its business application for video rentals by the subscriber.

iMagicTV Developer Network (IDN)

   The iMagicTV Developer Network is an Independent Software Vendor (ISV) program. Its purpose is to help developers create applications that extend ImagicTV software solutions. Its members have access to a complete set of application development resources, including a developer's toolkit, a developmental environment, training and support. In addition, our customers can use IDN is to develop their own solution on top of our platform.

Services

   Professional Services. We provide professional services that a service provider may need in conjunction with the introduction of a DTV Manager service offering. For example, we offer project management services, which assist the service provider in defining its subscribers' needs and creating an implementation plan. We also offer ongoing program management services, including operational planning, marketing strategy and portal design and customization. In addition, we assist service providers in identifying and negotiating agreements with potential hardware, software and content providers.

   Maintenance and Technical Support Services. We provide comprehensive technical support services that include training, installation, configuration, maintenance and support services. We assist customers in the design of their networks, the selection of hardware and software components and the integration of our software with their existing systems. We also offer a training course for all new customers prior to receiving and installing a system. In addition, we provide direct on-site or telephone support. We also maintain an Internet-based management interface to our equipment to assist with diagnostics.

Benefits of Our Software

   Our software products and related services are designed to provide numerous potential benefits to service providers and enable service providers to deliver various benefits to their subscribers.

Benefits to the Service Provider

   Our software is designed to provide the following benefits to service providers:

  . Integrated Bundled Services to Subscribers. Service providers can offer subscribers multi-channel digital television and interactive media services, through the television and the personal computer, in conjunction with voice and high-speed Internet services. This offers a service provider the potential opportunity to increase its revenue stream from existing subscribers and to increase its subscriber base.

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

  . Scalability. Our software products take advantage of Internet Protocol multicast technology and are designed to enable a service provider to simultaneously serve a large number of subscribers from a single server without degradation of service and without any changes to our software. Our infrastructure software is based on industry leading scalability products.

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

  . Unlimited Channel Capacity and Enhanced Media Services. Our software can support an unlimited number of channels and allows for the delivery of video-on-demand, digital music, Internet content and web sites as separate channels in addition to broadcast television channels.

  . Customized Revenue Generating Applications. Using the tools and application program interfaces available under the IDN, our customers have the ability to quickly build customized applications to potentially increase their average revenue per subscriber.

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

  . Feature-Rich Interactive Program Guide. An interactive program guide allows subscribers to view present and future programming information and to make on-screen selections of television shows, pay-per-view programs, web sites and other content. Subscribers can also use the interactive program guide to access a parental control feature that enables them to select and block access to channels.

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

Strategy

   Our goal is to become the leading developer and provider of software products and related services that enable telephone companies and other service providers to deliver cost-effectively and manage multi-channel digital television and interactive media services. Our strategy includes the following key objectives:

  . Expand Our Sales and Marketing Efforts. We intend to establish market leadership by continuing to focus on the successful and wide scale deployment of our software with our current customers and by expanding our customer base.

  . Continue to Build Our Global Presence. Currently we have sales offices in Canada, the United States, the United Kingdom and Singapore. We plan to continue our presence in North America, Western Europe and in select countries in Asia, where we intend to establish sales and service centres.

  . Develop and Expand Our Industry Relationships. We currently have sales, marketing and development relationships with several vendors. We believe that forging and expanding relationships with key vendors is critical to a broad deployment of our products and services and for the further development of our software products.

  . Continue to Enhance Our Products and Develop New Applications. We intend to continue investing in research and development, focusing our spending on product enhancements and new applications that are designed to enable service providers to generate additional revenues, or reduce costs.

  . Adhere to Industry Standards. We believe that adherence to industry standards and development principles strengthens our market position. Accordingly, we support these standards and development principles throughout our product line. This approach is designed to enable service providers to integrate our software products with their existing infrastructure on a cost-effective basis.

Technology

Implementation Architecture

   Our software products work with network, head-end and set-top box components and operate on network architecture that is based on Internet Protocol and other standard protocols. Head-end equipment is located at the service provider's premises and consists of digital video equipment and a server suite. Digital video equipment gathers, processes and distributes video, and typically includes satellite dishes and receiver units, encoders and Internet Protocol gateways. The server suite stores and powers DTV Manager software, standard Web server software and standard database software. Set-top boxes run DTV Manager client software, provide support for the MPEG and Internet Protocol multicast technology used in our software and include a Web browser for integrated Internet capability.

   Three key technologies support our implementation architecture: MPEG, Internet Protocol multicast and broadband transmission.

  . MPEG is our main data standard and supports the delivery of high quality video and audio over an Internet Protocol network;

  . Internet Protocol multicast, our data transmission standard, supports the efficient delivery of generic data such as video and audio, as well as software and set-top configuration data throughout the network delivering large amounts of data over a network efficiently because the server can broadcast one message to many recipients simultaneously; and

  . Broadband communications technology provides the speed and capacity necessary to deliver multiple data streams, including video channels, over a single medium such as twisted pair copper wire or fiber optic cable.

   To enhance the capabilities of their existing twisted pair copper wire, service providers can deploy an xDSL-based architecture, including DSL access multiplexers and xDSL modems. Generally, DSL access multiplexers connect broadband lines in the service provider's transport network, or backbone, to xDSL lines in the service provider's access network. In addition, DSL access multiplexers separate high-speed data from voice data, putting high-speed data on the network and low-speed voice data on the conventional phone system. DSL access multiplexers are located in the service provider's central office or remote switching centre. xDSL modems connect a set-top box or personal computer in the home to the xDSL lines in the access network. When MPEG video is delivered to the set-top box through the xDSL modem, the set-top box decodes the MPEG video and sends it to the television. In some cases, the xDSL modem is built into the set-top box.

How Video is Delivered Over an Internet Protocol Network

   Typically, video is distributed from the service provider's head-end to subscribers in three steps:

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

   We are currently engaged in the development of the following new products which we expect to offer as enhancements or "add ons" to DTV Manager:

  . Virtual VCR. This service would enable subscribers to store and replay digital broadcast television and other video content on an "on-demand" basis without a video cassette recorder.

  . Rich Media Applications. This service would enable service providers to deliver a pre-packaged bundle of interactive broadband channels to subscribers with imbedded interactive e-commerce applications linked to third-parties. One example is a channel offering a movie and pizza package that subscribers can order through their television. We expect that two-way channel services would often be co-branded with retail and consumer brands.

   Other on-going research and development efforts include:

  . developing the next release of DTV Manager to provide additional enhancements and features based upon input we have received from service providers;

  . upgrading the viewer component of DTV Manager to enable it to operate on the next generations of set-top boxes from Pace, Thomson, and to operate for the first time on Next Level Communications' set-top box;

  . creating a version of our electronic program guide, which provides for the presentation, display and design of the guide and data in HTML format;

  . development of a distributed video on demand architecture to allow for a more efficient and effective management of video assets; and

  . enhancement of our DTV Manager infrastructure software to continue adopting industry leading standards such as JAVA 2 Enterprise Editor, "J2EE," development standard using tools such as BEA infrastructure platforms.

   In October 2000, we entered into a memorandum of understanding with America Online, Inc. to develop custom applications related to the interoperability of our software with America Online's services. Under the terms of the memorandum of understanding, we agreed to work with America Online on investigative research and development, particularly in the delivery of advertising to selected subscriber groups, and obligated ourselves to provide $500,000 of research and development services in this regard. We further agreed that, if America Online licenses our DTV Manager software on a trial basis or for commercial deployment, we will be contractually obligated to provide an additional $2.5 million of continued research and development services relating to these and other custom applications. As of May 14, 2002 we have not commenced the initial research and development work with America Online and as such have not incurred any of these costs. See "Item 18. Financial Statements" "Notes to Consolidated Financial Statements" Note 9(c) for additional details of our agreement with America Online.

Customers

   We have licensed our software products to eight customers in North America, Europe and Asia and currently generate revenues from all of these customers. Of these customers, four telephone companies have licensed DTV Manager for commercial deployment and four other telephone companies have entered into trial license agreements. In addition, we have installed DTV Manager for limited testing purposes on the networks of ten other service providers in North America, Europe and Asia. Our license agreements, with those customers who have licensed for commercial deployment, generally grant a long-term or perpetual license to use our software products within a specified territory, sometimes on an exclusive basis. While our license agreements generally give limited termination rights to the customer, some of the early commercial license agreements we entered into, which are applicable to two of our customers, are terminable by the customer at its option by advance notice to us. None of our customers, however, are contractually obligated to deploy, market or promote services based on our software, nor are any of our customers contractually required to achieve any specific subscriber introduction schedule. For further information with regard to the risk that our customers will not deploy services based upon our software to their subscribers, see "Risk Factors--If service providers fail to deploy services based upon our software products throughout their service areas, our business will not grow" in "Item 3. Key Information."

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

   Our customers are located in Canada, the United States, Europe and Asia. The following table identifies, as of May 14, 2002 some of our currently licensed customers. For additional information on our customers please read "Item 5. Operating Results and Liquidity and Capital Resources."

   Customer Name   Description and Geographic Area
   -------------   -------------------------------
   Kingston Vision A subsidiary of Kingston Communications (Hull) plc, the incumbent local exchange carrier in East Yorkshire, England.
   NBTel           The incumbent local exchange carrier in the Province of New
                   Brunswick and a subsidiary of Aliant Telecom Inc.
   CenturyTel      CenturyTel Service Group, L.L.C., a provider of integrated communications services in 20 U.S. states.
   MTT             The incumbent local exchange carrier in the Province of Nova
                   Scotia and a subsidiary of Aliant Telecom Inc.
   SaskTel         Saskatchewan Telecommunications, the incumbent local
                   exchange carrier in the Province of Saskatchewan.
   SingTel         Singapore Telecommunications Ltd., the incumbent local
                   exchange carrier in Singapore.
   Telenor         Telenor AS, Research and Development Establishment, the
                   incumbent local exchange carrier in Norway.

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

   In order to achieve better these goals, we have entered into non-exclusive agreements or understandings with a number of participants in the telecommunications, computer, software and interactive media industries, including:

  . network and encoder equipment providers, such as Advanced Fibre Communications, Inc., Alcatel, Cisco Systems, Harmonic Software, Nortel Networks, Viagate Technologies Inc. and Optibase Ltd.;

  .  server hardware and software providers, such as Oracle and Sun
     Microsystems;

  .  set-top box manufacturers, such as Motorola, Pace and Thomson; and

  . content and interactive media service providers and broadcasters, such as America Online and Atom Shockwave.

   Generally, our agreements and understandings with these industry participants are short-term or terminable on short notice, and neither generate revenues from the participant nor require us to pay any fee to the participant other than out-of-pocket expenses. In addition, in the case of joint marketing arrangements, we generally do not pay or receive referral fees, and our obligations are generally limited to marketing and promotion related activities. We also have and may continue to pursue informal industry relationships with other third-parties.

Sales and Marketing

   We currently sell our software products and services through a direct sales force and channel partners. As of May 14, 2002, our sales force consisted of seven employees supported by a staff of 27 system integrators, sales engineers and technical support specialists. Sales representatives are paid a salary plus an incentive bonus based on sales. Direct sales professionals are located in Saint John, New Brunswick; Halifax, Nova Scotia; Atlanta, Georgia; Cambridge, England; Paris, France and Singapore. We use our direct sales force to target service providers we believe provide the highest potential for service deployment.

   To complement our direct sales efforts, we participate in trade shows in North America and Europe and engage in joint marketing and sales with vendors and other market participants with whom we have relationships. We belong to related industry associations, and our representatives also speak at telecommunications, e-commerce and multimedia events. In addition, we have installed our DTV Manager software in customer demonstration centres of various strategic equipment and software vendors, including Thomson, Sun Microsystems and Alcatel, which are accessible to our potential customers.

Competition

   We face competition from a number of companies in the market for multi-channel digital television and interactive media services. Our direct competitors, Myrio Corporation, Minerva Networks, Thirdspace and Orca Communications provide products that are sold to telephone companies and other service providers and are competitive with all or part of our products. An indirect competitor, Liberate Technologies, provides technology and services related to interactive television. We also expect additional competition from other established and emerging companies. We expect competition to persist and intensify as the market for digital interactive television over broadband further develops.

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

  .  the quality of customer service; and

  .  the ability to provide a deployed customer reference.

   We anticipate that a significant part of our future revenues will be derived from subscriber-based royalty fees. These royalties will be wholly dependent on our customers' success in attracting and retaining subscribers. Our existing and potential customers compete for subscribers with many different companies that offer video, audio, programming, entertainment, Internet and voice services, such as cable television companies and direct broadcast satellite service providers. Cable companies such as Cox Communications, AT&T and AOL Time Warner Inc. in the United States and Rogers Communications and Shaw Communications in Canada offer digital television and, in some cases, limited interactive media and video-on-demand services to their subscribers. Direct-to-home satellite television services such as DIRECTV, Inc. in the United States, Bell Expressvu Inc. in Canada and British Sky Broadcasting Group plc in the United Kingdom also offer digital television and, in a limited number of cases, interactive and video-on-demand media services. If existing and potential customers offer personal television services using our Virtual VCR product currently under development, their services will compete for subscribers with products and services provided by TiVo, Inc. Many of these competitors have greater brand recognition, a larger subscriber base and more significant financial, technical and other resources than our customers. These competitors may also undertake more extensive marketing campaigns than our customers and may adopt more aggressive pricing policies.

   Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment, are constantly occurring. We cannot predict the effect that ongoing or future developments might have on the video programming distribution industry generally, our customers or our Company.

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

   These network access regulations are currently the subject of further FCC rulemaking proposals and therefore, potentially subject to revisions, petitions for reconsideration at the FCC and appeals in federal courts. The uncertainties caused by these proceedings may cause potential customers to delay purchasing our products and services. In addition, the outcomes of related regulatory proceedings may cause potential customers to deploy less than all of the high-speed data and broadband services for which our software is designed, or to delay the widespread introduction of these services. For example, these regulations and other developing laws, regulations and policies may cause carriers to elect to provide high-speed data and broadband services through a structurally separate affiliate, which could negatively affect demand for our products and services.

   Legislation also has been proposed in Congress that could affect the regulation of carriers providing high-speed data and broadband services. One bill, currently before Congress, would, if it became law, grant incumbent local exchange carriers substantially more flexibility in offering broadband services. Other bills have been introduced that would provide incentives for carriers to provide broadband services. We cannot predict whether these bills will become law, or if any other communications-related legislation will be introduced that might impact our business.

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

   We cannot assure you that the burdens associated with federal cable system regulation will not prevent or discourage potential customers from purchasing or using our software and related services. For example, the FCC is currently considering the adoption of rules that would ensure interactive television services develop in a competitive fashion.

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

   Further, some state authorities have adopted cable television franchising rules. Local jurisdictions throughout the United States regulate cable television systems pursuant to their franchising authority. We cannot assure you that regulatory developments at the state or local level will not prevent or discourage our customers from developing or deploying networks capable of supporting our software.

European Union

   In the European Union, which currently comprises 15 European countries, including the United Kingdom, the telecommunications and multi-channel video programming industries are subject to detailed sector-specific regulation. Various laws, regulations and policies may require our customers to obtain and be subject to approvals or authorizations in order to make use of our software and related services within the European Union. For example, in the United Kingdom, operators of telecommunication systems and providers of television programming services are required to obtain licenses under the Telecommunications Act of 1984 and the Broadcasting Act of 1990, respectively. In addition, the United Kingdom's Office of Telecommunications, also known as Oftel, has issued two general authorizations, known as class licenses, which set out the rules which may apply to our existing and potential customers that control the supply of multi-channel digital television and other digital services to end users.

   The European Union Regulation on unbundled access to the local loop came into force on December 18, 2000. Under this regulation, all fixed public telephone network operators that have been designated by their national regulatory authority as having significant market power were required to provide unbundled access to their local loop network by December 31, 2000. For example, a new condition in the license granted to British Telecommunications plc pursuant to the Telecommunications Act of 1984, requires it to provide access to its local loops.

   The European Union Commission and the various national regulatory authorities of the member countries frequently review the regulatory environment relating to telecommunications, broadcasting, media and e-commerce industries. We understand that the general thrust of this review is to make changes to the regulatory environment with the objective of creating an open and competitive communications industry. We cannot assure you that these changes will not result in us, or our customers, being subject to direct regulation or that future regulation of our existing and potential customers will not slow sales of our products and services or impede our ability to compete effectively.

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

   To be eligible to hold a broadcasting license, a service provider must comply with rules that require certain levels of ownership and control by Canadians. These constraints should not limit the number of Canadian incumbent local exchange carriers or competitive local exchange carriers that may wish to buy our software and related services, since they must already meet similar Canadian ownership and control rules; however, these constraints may limit the ability of other service providers to use our software and related services, since some may not be able to qualify for a broadcasting license under the Canadian ownership and control rules under the Broadcasting Act.

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

   The Telecommunications Act. Incumbent local exchange carriers, competitive local exchange carriers and other providers of non-programming telecommunication services are subject to regulation by the CRTC under the Telecommunications Act; however, the CRTC has gradually been forbearing from regulating many of the services offered by these carriers.

   The CRTC has also taken steps to promote competition in local telecommunications service markets by issuing a number of decisions and orders aimed at breaking down barriers to competition in these markets. We believe that these decisions and orders will have a variety of impacts on service providers. For example, CRTC regulation requires incumbent local exchange carriers to offer their competitors cost-based access to some network elements, enabling their competitors to provide competing services. We cannot predict the effect these decisions and orders will have on our business.

Intellectual Property

   Our ability to compete is dependent in part upon our ability to protect our intellectual property. We currently do not have patents or trademark registrations protecting our products and other intellectual property, other than a Canadian trademark registration for a stylized version of the word "Imagic." To date, we have relied on trade secret and copyright law, as well as confidentiality and licensing agreements, to establish and protect our rights in our technology. Our current policy requires our officers, employees and consultants to execute confidentiality agreements upon the commencement of an employment or other relationship with us. These agreements typically provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third-parties except in specific circumstances. In the case of employees, the agreements provide that all technology that is conceived by the individual during the course of employment with us is our exclusive property. Despite these efforts, it may be possible for a third-party to obtain or use our technology without our authorization or to develop similar technology through reverse engineering or other means.

   In June 1998, we filed a provisional patent application in the United States in respect of aspects of our software products, which we formalized in an application made under the Patent Co-Operation Treaty in June 1999. On September 19, 2000, we filed a continuation-in-part application in the United States with respect to the event-capturing component of the administration system software within DTV Manager. Our event capturing software enables a telephone company or other service provider to define, capture, store and process all activities on its service network in real time. On September 28, 2000, we filed a continuation-in-part application in the United States with respect to our pcVu software product. On September 29, 2000, we filed a continuation-in-part application in the United States with respect to aspects of the functionality of the proposed Virtual VCR enhancement to our DTV Manager software. We cannot assure you that we will receive any of the patents for which we have applied to date or will apply for in the future. Further, we cannot assure you that the claims in any patents issued to us will be adequate to prevent third-parties from using or developing non-infringing, competing products which could materially adversely affect our business.

   We have several pending trademark applications covering some of our important trademarks, logos and slogans in the United States, Canada and the European Union, including: IMAGICTV; DTV MANAGER; the "Eye" Design, including a stylized design with the word "ImagicTV"; and PCVU in Canada.

   See "Risk Factors--Because much of our success and value lies in our ownership and use of intellectual property, our failure to protect our intellectual property may negatively affect us" in "Item 3. Key Information."

Developments in Fiscal 2002

   In November 2001, we implemented a significant reorganization strategy, which resulted in the termination of approximately 40 % of our workforce. This was the culmination of a series of cost controlling measures started during the fourth quarter of fiscal 2001.

   In February 2002, the Board of Directors appointed Jeffrey White as our Chief Financial Officer. Mr. White has been with the Company for three years, previously serving as its Director of Finance and Controller.

   In May 2002, the Board of Directors appointed Gerald Pond as our new Chief Executive Officer. Mr. Pond has served as a member of the Company's Board of Directors since January 1998.

   Concurrent with the appointment of Mr. Pond as Chief Executive Officer was the shift in responsibilities for Marcel LeBrun, who had been President and Chief Executive Officer from January 1998 to May 2002. Mr LeBrun remains in his duties as President and assumes the additional responsibilities of Chief Operating Officer.

C. Organizational Structure

   ImagicTV was incorporated under the Canada Business Corporations Act on December 24, 1997 under the name iMagicTV Inc. On June 30, 1998 we amended our articles to change our name to ImagicTV Inc. and to make certain revisions to the terms of our share capital. Our articles were further amended on November 27, 2000 to convert each of our outstanding Class A, Class B and Class C Common Shares into a single new class of common shares, to create a class of preferred shares, issuable in series and, after giving effect to the reclassification, split each new common share on a 1.1636-for-1 basis.

   iMagicTV (US), Inc. is a wholly owned subsidiary of ImagicTV and was incorporated under the laws of the State of Delaware on November 17, 1999. iMagicTV (UK) Limited is a wholly owned subsidiary of ImagicTV and was incorporated under the laws of England on January 5, 2000 under the name "Sinord 140 Limited". Its articles were subsequently amended to change its name to its present name. ImagicTV is also registered for business in Singapore.

D. Property, Plants and Equipment

  Our corporate headquarters and executive offices are located in Saint John, New Brunswick,

   Canada, where we occupy approximately 25,000 square feet of space, of which we sublease approximately 17,000 square feet from NBTel for approximately $222,000 per year. The lease on the space from NBTel is month-to-month, and the lease on the remaining space expires in April 2005. We also lease sales and marketing offices in Cambridge, England, Singapore and Research Triangle Park, North Carolina.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. and B. Operating Results and Liquidity and Capital Resources

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

   The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in this document as of and for the fiscal years ending February 28, 2002, February 28, 2001 and February 29, 2000. See "Item 18. Financial Statements." All financial information is presented in U.S. dollars unless otherwise noted.

   Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary materially from the results anticipated by these statements. Please see "Special Note Regarding Forward-Looking Statements."

Overview

   We are a provider of infrastructure software products and services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over broadband networks. Our customers include primarily incumbent local exchange carriers and competitive local exchange carriers.

   We were incorporated under the Canada Business Corporations Act in December 1997 upon the initiative of NBTel Inc., the incumbent local exchange carrier in New Brunswick, Canada, and a subsidiary of Aliant Inc., our largest shareholder. We began operations in January 1998 by acquiring technology relating to digital broadcasting from NBTel and entering into a research and development arrangement funded by NBTel and a subsidiary of Celtic House International, another of our largest shareholders, pursuant to which we further enhanced the acquired technology. We delivered the initial version of our primary software product, DTV Manager, to NBTel in December 1998 for technical trials. In the fall of 1999, after further development, we delivered the production version of DTV Manager to NBTel and Kingston Vision, an affiliate of the incumbent local exchange carrier in East Yorkshire, England, and shortly thereafter both NBTel and Kingston Vision deployed multi-channel digital television services to their subscribers using our DTV Manager software. DTV Manager is now in its fourth generation.

   Our customers currently have approximately 12,900 subscribers receiving multi-channel digital television services enabled by ImagicTV's DTV Manager in Canada and the United Kingdom.

   We presently have eight customers in North America, Europe and Asia and currently generate revenues from each of these. Of these customers, four telephone companies have licensed DTV Manager for commercial deployment and four other telephone companies have entered into trial license agreements. In addition, we have installed DTV Manager for limited testing purposes on networks of ten other service providers in North America, Europe and Asia. We have not generated any revenues from these test installations.

Recent Developments

Reorganization

   The telecommunications industry has experienced a significant decrease in its capital spending programs. During 1999 and 2000, the industry had rapid growth in their infrastructure, primarily with the rollout of DSL along with commercial deployments of the same. With the downturn in the economy that took place during the calendar year 2001, much of these capital expenditures have been curtailed and the industry, as a whole, is being cautious with the introduction of new services at this time. In the fourth quarter of our fiscal year 2001, we began to slow any increase in staffing levels and implement cost containment measures in response to these industry developments. As the 2002 fiscal year progressed, it became apparent that our customers would be delaying their decisions to proceed with the commercial launch of video services that would include our software. As a result, in November 2001, we implemented a comprehensive restructuring plan, which resulted in a reduction in the number of our employees from 209 to 133. As of February 28, 2002 we had 131 employees. We have introduced new processes and tools to ensure our operational effectiveness, despite our decreased staff.

Nasdaq

   On March 6, 2002, we received a letter from The Nasdaq National Market notifying us that for the previous 30 consecutive trading days the price of our common shares had closed below the $1.00 minimum per share closing bid price requirement for continued inclusion on The Nasdaq National Market. If we are not able to demonstrate compliance with the $1.00 minimum requirement by June 4, 2002, Nasdaq will provide written notification that our common shares are being delisted.

   If we determine that we will not satisfy the $1.00 minimum closing bid price requirement for continued inclusion in The Nasdaq National Market by June 4, 2002, we intend to apply to transfer our common shares to The Nasdaq SmallCap Market where we can maintain our trading symbol and expect to have the same liquidity afforded by The Nasdaq National Market. To transfer, we must satisfy the continued inclusion requirements for The Nasdaq SmallCap Market, which makes available an extended grace period until at least September 3, 2002, for attaining compliance with the minimum $1.00 bid price requirement. If we remain non-compliant in the $1.00 minimum closing bid price requirement, but are compliant with its other continued listing qualifications, we may qualify for an additional 180 day grace period beyond September 3, 2002, to attain compliance with the $1.00 minimum closing bid price requirement. If we submit a transfer application and pay the applicable listing fees by June 4, 2002, initiation of the delisting proceedings will be stayed pending the staff's review of the transfer application.

   There is a risk that our application to transfer to The Nasdaq SmallCap Market may be denied. If our application is denied, we will have the ability to appeal the delisting action; however, on appeal, management will be required to present a compelling case to the Listing Qualifications Panel as to why the delisting should not proceed.

   We are currently in compliance with all listing requirements on The Toronto Stock Exchange and expect to remain so in the foreseeable future.

   The following discussion and analysis relates to our consolidated financial statements which are stated in U.S. dollars and have been prepared in accordance with Canadian GAAP. As applied to our current consolidated financial statements, these principles conform in all material respects with U.S. GAAP, except as disclosed in Note 12 to our consolidated financial statements, included elsewhere in this annual report. See "Item 18. Financial Statements."

CRITICAL ACCOUNTING POLICIES

   We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provided accurate and transparent information relative to current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our consolidated financial statements, which we encourage you to read.

Sources of Revenues and Revenue Recognition Policy

   Typically, there are several phases that our customers go through prior to proceeding with a commercial launch with ImagicTV. The first phase is the lab trial where we typically do not generate royalty or license revenues. It is during this time that a customer evaluates the technology as it is installed on its own network, for internal purposes only. We provide technical assistance and consulting services for these evaluations as necessary.

   The second phase generally involves a market trial, during which the service is provided to a limited number of "subscribers" who agree to test the service. During the market trial a service provider assesses its market and product and tries to fine-tune its offerings and services. We expect to recognize primarily professional services revenues during market trials because they are significant undertakings during which time our customers typically engage us in technical and other consulting services. This is the final phase prior to moving to a commercial deployment.

   The final phase is commercial deployment of digital television and other interactive media services. Commercial license agreements are entered into at the start of this phase and include license fees, subscriber royalty fees and ongoing annual maintenance fees. The current trend has been for us to offer a lower upfront incremental license fee based on the total number of households passed by the service provider. This license fee is structured typically to be paid over the length of the contract to lower the cost of entry into the market for our customers. We also offer our customers the option to pay onetime subscriber royalties in increments or they may elect to pay ongoing subscriber royalties. Different revenue arrangements provide for different payment arrangements for competitive business reasons.

   In the past, our license agreements provided for an initial license fee and a one-time subscriber-based royalty fee. We currently have two customers under this type of arrangement. In early 2000, we began structuring our license agreements to include both an initial license fee, based on the number of households located in the geographic area under the license, and an on-going monthly subscriber-based royalty fee. We expect future license agreements to be flexible, for competitive reasons, and may use either type of subscriber royalty fee arrangement.

   Services revenues are comprised of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues are typically equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

   Equipment revenues are comprised of sales of digital set-top boxes resold by us to our customers at little or no mark-up above our cost. We have not sold set-top boxes directly to our customers since the fiscal year ended February 28, 2001 and do not expect any significant revenues from this activity in the future.

  The following table sets forth percentage of revenues by type for the fiscal years reflected:

                                                                   Fiscal Year
                                                                  ----------------
                                                                  2000  2001  2002
       % Revenue by Type                                          ----  ----  ----
       License fees..............................................  66%   53%   15%
       Royalty fees..............................................  --    14%   28%
       Services..................................................  19%   20%   57%
       Equipment.................................................  15%   13%   --

   The following table sets forth percentage of revenues by geography for the fiscal years reflected:

                                                                   Fiscal Year
                                                                  ----------------
                                                                  2000  2001  2002
       % Revenue by Geography                                     ----  ----  ----
       Canada....................................................  65%   42%   50%
       United States.............................................  --    41%   30%
       Europe....................................................  35%   17%   16%
       Asia......................................................  --    --     4%

   The following table sets forth percentage of revenues by customer, excluding equipment revenue for the fiscal years reflected:

                                                                   Fiscal Year
                                                                  ----------------
       % Revenue by Customer                                      2000  2001  2002
       --EXCLUDING EQUIPMENT                                      ----  ----  ----
       NBTel / Aliant............................................  35%   19%   30%
       SaskTel...................................................  15%   --    17%
       CenturyTel................................................  --    20%   17%
       Nortel Networks...........................................  --    12%   --
       Boardwalk Equities........................................  --    10%   --
       Kingston Vision...........................................  36%   --    --
       Other (less than 10%).....................................  14%   39%   36%

   We did not recognize any equipment sales in fiscal 2002. In fiscal 2001, however, Aliant, CenturyTel, Nortel and Boardwalk Equities accounted for approximately 28%, 18%, 10% and 10%, respectively, of our total revenues, including equipment. In fiscal 2000 NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues, including equipment sales.

   We recognize software licensing revenues in accordance with all applicable accounting regulations, including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue
Recognition", and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions" and Section 3400 of the Canadian Institute of Chartered Accountants Handbook.

   Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

  .  we have signed a license agreement with the customer;

  .  we have delivered the software product to the customer;

  . the amount of the fees to be paid by the customer is fixed or determinable; and

  .  we believe that collection of these fees is probable.

   We generally negotiate formal license agreements with our customers. Each of our commercial license agreements includes provisions for us to receive both an up-front license fee and royalties. Generally, service providers pay these royalty fees either in the form of a non refundable one-time royalty payment for a pre-set number of subscribers, a one-time per subscriber activation royalty payment or a monthly royalty fee based upon the number of active subscribers at the end of each month. Non refundable one-time royalty payments for a fixed number of subscribers are recorded as revenue when it is determined that the software has been delivered and accepted, the collection of the amount is probable and we have no further obligations related to the provision of the royalty license. One-time royalty activation payments are recognized quarterly based on the net increase in the number of subscribers at the end of each quarter. Monthly royalty fees are recognized monthly based on the number of active subscribers at the end of each month.

   We often negotiate license agreements that allow for the payment of the initial license fee to be made in future instalments over a period of less than a year. Revenues recognized in advance of the instalments being due are recorded as an instalment receivable in the balance sheet.

   Maintenance and technical support revenues are recognized evenly over the applicable service period, which is usually one year. Revenues derived from professional services are recognized upon performance of the related services.

   Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable based on vendor-specific objective evidence of fair value. For arrangements where we cannot establish vendor-specific objective evidence of fair value for the delivered license portion of the arrangement, we use the residual method to recognize revenue. Under the residual method, for arrangements where we can establish vendor-specific objective evidence for all undelivered elements, which are typically service and maintenance, we allocate that value to the revenue relating to the undelivered elements and record the remaining value of the contract as license revenue.

   In fiscal 2002, we generated approximately 50% of our revenues in U.S. dollars, with the balance primarily in Canadian dollars and incurred approximately 67% of our expenses in Canadian dollars, with the balance in U.S. dollars and other currencies. We expect that a majority of our revenues will be generated in U.S. dollars for the foreseeable future and that most of our expenses, including labour costs as well as capital and operating expenditures, will continue to be denominated in Canadian dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected.

Results of Operations

For fiscal years ended February 28, 2002, February 28, 2001 and February 29,
2000.

Revenues

  The following table sets forth revenues for the periods reflected:

                              For the years ended        2001 v. 2000      2002 v. 2001
                         ----------------------------- ----------------- ------------------
                         29-Feb-00 28-Feb-01 28-Feb-02 $ Change % Change $ Change  % Change
                         --------- --------- --------- -------- -------- --------  --------
                              (in thousands of U.S. dollars, other than percentages)
Revenues:
 License fees...........  $1,384    $4,770    $  631    $3,386    245%   $(4,139)     (87%)
 Royalty fees...........      --     1,288     1,197     1,288     --        (91)      (7%)
 Services...............     393     1,791     2,387     1,398    356%       596       33%
 Equipment..............     321     1,150        --       829    258%    (1,150)    (100%)
                          ------    ------    ------    ------    ---    -------     ----
Total revenues..........  $2,098    $8,999    $4,215    $6,901    329%   $(4,784)     (53%)
                          ======    ======    ======    ======    ===    =======     ====

   Excluding equipment sales, the decrease from fiscal 2001 to fiscal 2002 was $3.6 million. The decrease in revenues for fiscal 2002 was the result of the general slowdown in the telecommunication sector during which our customers have delayed their transition from market trial to commercial deployment, which is the point at which we typically earn a significant portion of our license revenues. We expect services to continue to be a significant source of revenue.

   Aliant (NBTel and MTT), SaskTel and CenturyTel accounted for approximately 30%, 17% and 17% of our revenue for fiscal 2002. For fiscal 2001, Aliant, CenturyTel, Nortel and Boardwalk Equities accounted for approximately 28%, 18%, 10% and 10%, respectively, of our total revenues. NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues for fiscal 2000. Excluding equipment sales, the comparable percentages for fiscal 2001 are Aliant 19%, CenturyTel 20%, Nortel 12% and Boardwalk Equities 10% and the comparable percentages for fiscal 2000 are NBTel 35%, Kingston Vision 36% and SaskTel 15%.

   LicenseFees. Our license fees decreased from fiscal 2001 to fiscal 2002, primarily because we did not sign any new commercial license agreements during fiscal 2002. The license fees recognized during fiscal 2002 relate to revenue recognized under contracts that were executed in fiscal 2001 for which the recognition criteria were not achieved until fiscal 2002.

   The increase from fiscal 2000 to fiscal 2001 was due to the recognition of license fee revenues of approximately $4.8 million from 11 customers.

   Royalty Fees. Royalty fees were comparable for the fiscal years 2002 and 2001 and were primarily impacted by large one-time royalty payments from Aliant for approximately $1.0 million and $1.2 million, respectively. We do not expect to receive any significant royalty payments from Aliant in fiscal 2003 as they have pre-paid royalty fees for a significant number of subscribers. The balance of the royalty fees reported for fiscal 2002 and 2001 is primarily from Kingston Vision's commercial service. We expect that our royalty fees revenue will fluctuate in fiscal 2003 and beyond as our current and future customers may choose to pay either one-time upfront fees or ongoing monthly royalty fees.

   The increase from fiscal 2000 to fiscal 2001 was due to the recognition of royalty fee revenues of approximately $1.3 million consisting of $1.2 million in one-time subscriber based royalties from Aliant and $39,000 in on-going monthly subscriber based royalties from Kingston Vision.

   Services. Services revenue generated under maintenance contracts increased to $876,000 in fiscal 2002 from $610,000 in fiscal 2001. We expect that revenues generated under maintenance contracts will increase as we enter into new commercial licenses and as our current customers renew their annual maintenance contracts. The remainder of the services revenue was generated from professional services supplied to our customers as they pursued market trials of our product. We expect that services revenue will be a significant portion of our revenue in the short term as the number of new commercial licenses is not expected to increase significantly in fiscal 2003.

   Services revenues increased to $1.8 million for fiscal 2001 from $393,000 for fiscal 2000. During fiscal year 2001 we recognized approximately $900,000 of the services revenues for consulting and implementation services provided to one of our customers. The remainder of these services revenues came from maintenance and technical support services that we provide to our customers under the terms of their license agreements with us.

   Equipment. We received no revenue from equipment sales for fiscal 2002 and do not expect any appreciable amount of equipment revenue in the future as we ceased selling equipment to our customers in fiscal 2002. Our customers currently purchase equipment directly from manufacturers and they are expected to do so in the future. Equipment was previously sold at a pass-through cost, or with a minimal mark-up, to our customers.

   Equipment revenues increased to $1.2 million for fiscal 2001 from $321,000 for fiscal 2000. This increase was due to the recognition in fiscal 2001 of $1.0 million of equipment revenues from sales of set-top boxes to Aliant under a set-top box supply agreement.

Cost of Revenues

   Cost of services revenues include compensation, travel and other related expenses for our maintenance and technical support services and professional services departments, along with allocated facilities expenses. To date, the cost of license fee revenues has been insignificant. Cost of license fees includes royalties paid to third-party software providers whose products are embedded in our software products. Sun Microsystems has been our principal supplier of third-party software. Sun Microsystems granted us a non-exclusive license to incorporate into and distribute with DTV Manager certain of its Java-based system software until November 2000 and the agreement has been renewed annually since that time. Pursuant to the license, we pay variable royalties to Sun Microsystems on a per subscriber basis, depending on the total number of our customers' subscribers, and on a per network server basis, depending on the total number of servers operating DTV Manager.

   Cost of equipment revenue includes the cost of set-top boxes purchased for resale. Our customers currently purchase equipment directly from the manufacturer and as such, we no longer incur these costs.

   The following table sets forth the cost of revenues for the periods reflected:

                              For the years ended         2001 v. 2000      2002 v. 2001
                         ------------------------------ ----------------- ------------------
                         29-Feb-00 28-Feb- 01 28-Feb-02 $ Change % Change $ Change  % Change
                         --------- ---------- --------- -------- -------- --------  --------
                               (in thousands of U.S. dollars, other than percentages)
Cost of revenues:
  Services..............   $657      $2,379    $2,603    $1,722    262%   $   224        9%
  Equipment.............    331       1,068        --       737    223%    (1,068)    (100%)
                           ----      ------    ------    ------    ---    -------     ----
Total cost of revenues..   $988      $3,447    $2,603    $2,459    249%   $  (844)     (24%)
                           ====      ======    ======    ======    ===    =======     ====

   The decrease in cost of revenue from fiscal 2001 to fiscal 2002 was primarily due to our discontinuance of reselling set top boxes to our customers as they now purchase them directly from the supplier. This will not have an impact on our future margins as we resold the set top boxes at no or very low margins. The cost of services increased marginally year over year as our services revenue increased. We do not expect that in the near term the services margin will be consistent as our existing services team must be maintained in order to service our current customer needs for professional services and maintenance support as well as to support our sales efforts. Costs incurred within the service department that are directly attributable to sales efforts are recorded as sales and marketing expenses.

   Cost of revenues increased from $988,000 for fiscal 2000 to $3.4 million for fiscal 2001. This increase, excluding the $737,000 increase related to equipment costs, reflected an increase in personnel in our customer service and professional services departments to support our increased customer base from nine employees as of February 29, 2000 to 25 employees as at February 28, 2001.

Operating Expenses

   The following table sets forth operating expenses for the periods reflected:

                              For the years ended         2001 v. 2000      2002 v. 2001
                         ------------------------------ ----------------- -----------------
                         29-Feb-00 28-Feb- 01 28-Feb-02 $ Change % Change $ Change % Change
                         --------- ---------- --------- -------- -------- -------- --------
                               (in thousands of U.S. dollars, other than percentages)
Operating expenses:
  Sales and marketing...  $2,325    $ 7,763    $ 8,928  $ 5,438    234%    $1,165     15%
  Research and
   development..........   4,084      7,967      7,151    3,883     95%      (816)   (10%)
  General and
   administrative.......     827      2,815      4,582    1,988    240%     1,767     63%
  Restructuring expense.      --         --      1,162       --     --      1,162     --
                          ------    -------    -------  -------    ---     ------    ---
Total operating
 expenses...............  $7,236    $18,545    $21,823  $11,309    156%    $3,278     18%
                          ======    =======    =======  =======    ===     ======    ===

   Total operating expenses increased by 18% from fiscal 2001 to fiscal 2002. Our November 2001 restructuring resulted in a one time $1.2 million charge, which included expenses for severance packages, re-employment consulting, accelerated depreciation for headcount related capital expenses (i.e. computer and other equipment) and closed office space.

   Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related costs for our direct sales force, technical sales support staff, marketing staff and business development staff, costs associated with marketing programs, including tradeshows, public relations and marketing materials and allocated facilities costs.

  The following table sets forth the sales and marketing expenses for the periods reflected:

                              For the years ended        2001 v. 2000      2002 v. 2001
                         ----------------------------- ----------------- -----------------
                         29-Feb-00 28-Feb-01 28-Feb-02 $ Change % Change $ Change % Change
                         --------- --------- --------- -------- -------- -------- --------
                              (in thousands of U.S. dollars, other than percentages)
Sales and marketing.....  $2,325    $7,763    $8,928    $5,438    234%    $1,165    15%

   The increase in sales and marketing from fiscal 2001 to fiscal 2002 was primarily attributable to the increased size of the sales and marketing department and related travel and headcount related expenses, compared to that over the course of the previous fiscal year. Although we reduced the staff levels from 54 employees at February 28, 2001 to 30 employees at February 28, 2002, we did not receive a half year's benefit of these reductions in our expenses as many of these employees were not employed for the full year in fiscal 2001. We expect to realize the full impact of these cost reductions in fiscal 2003. We have mitigated the effects of the staff reductions by more narrowly focusing on those activities which we feel have the greatest potential for near-term revenue opportunities.

   Sales and marketing expenses increased to $7.8 million for fiscal 2001 from $2.3 million for fiscal 2000. This increase was primarily due to the addition of sales and marketing personnel, as well as increased travel and related expenses. Our marketing department increased to 38 employees as of February 28, 2001 from 20 employees as of February 29, 2000. Our sales department increased to 16 employees as of February 28, 2001 from six employees as of February 29, 2000. These increases in staffing levels were the result of efforts to expand our direct sales force coverage area and increase our marketing activities.

   Research and Development. Research and development expenses consist primarily of salary and other related costs for personnel, training, independent consultants and facilities and technology expenses. Technology expenses include license and support fees for development software, the cost of tools and supplies and third-party support fees. We believe that continued investment in research and development is critical to assist our customers in achieving successful commercial deployments.

  The following table sets forth the research and development expenses for the periods reflected:

                              For the years ended        2001 v. 2000      2002 v. 2001
                         ----------------------------- ----------------- -----------------
                         29-Feb-00 28-Feb-01 28-Feb-02 $ Change % Change $ Change % Change
                         --------- --------- --------- -------- -------- -------- --------
                              (in thousands of U.S. dollars, other than percentages)
Research and
 development............  $ 4,084   $ 7,967   $ 7,151  $ 3,883    95%    $ (816)   (10%)

   Research and development expenses, which consist primarily of salary and related costs, decreased from fiscal 2001 to fiscal 2002 as a result of lower costs incurred in the second half of fiscal 2002 subsequent to our November 2001 restructuring. The restructuring resulted in a decrease in the level of staffing from 111 employees at February 28, 2001 to 63 employees at February 28, 2002. As a result of the staff reduction, our product development efforts have been focused on those products that show the greatest potential for near-term revenue opportunities.

   Research and development expenses increased to $8.0 million for fiscal 2001 from $4.1 million for fiscal 2000. This increase reflects an increase in personnel in our research and development department to 111 employees as of February 28, 2001 from 60 as of February 29, 2000 as we accelerated our efforts to develop new products and services.

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

  The following table sets forth the general and administrative expenses for the periods reflected:

                              For the years ended        2001 v. 2000      2002 v. 2001
                         ----------------------------- ----------------- -----------------
                         29-Feb-00 28-Feb-01 28-Feb-02 $ Change % Change $ Change % Change
                         --------- --------- --------- -------- -------- -------- --------
                              (in thousands of U.S. dollars, other than percentages)
General and
 administrative.........   $827     $2,815    $4,582    $1,988    240%    $1,767     63%

   The increase in general and administrative expenses from fiscal 2001 to fiscal 2002 resulted from increases in all areas including salary costs, costs related to being a public company and other charges. Our salary costs increased by approximately $489,000 year over year but are expected to be lower in the future on an annualized basis after taking into account the staff reduction in each of the general and administrative departments from 26 to 16 employees year over year as a result of the November restructuring. Additional increases are attributable to costs associated with being a public company for the full year such as insurance costs, which increased by approximately $300,000 from the previous fiscal year, and increased investor relations activities, professional fees for audit and legal services and director's fees. We also incurred a bad debt expense of $856,000 related to two customers and a charge of $144,000 for the closure of our Dallas office.

   General and administrative expenses increased to $2.8 million for fiscal 2001 from $827,000 for fiscal 2000. Our corporate staffing increased to 26 employees as of February 28, 2001 from 15 employees as of February 29, 2000, principally to support our increased corporate activities related to becoming a public company. We also incurred additional expenses to support our international expansion.

   Stock-based compensation. Stock-based compensation expenses have been allocated to the operating expense items based on the nature of the work performed by the employee to whom the options were granted. Stock based-compensation expense represents the difference between the exercise price of options granted and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. This stock-based compensation expense is being amortized on a straight-line basis over the vesting period of the options which is generally four years. The expense is largely attributable to amortisation of deferred stock-based compensation related to options granted between May 2000 and August 2000.

   Stock-based compensation expenses declined to $317,000 in fiscal 2002 from $550,000 for fiscal 2001. The reduction primarily relates to the reversal of deferred stock compensation on non-vested options that was expensed prior to an employee's termination. As the deferred stock-based compensation remaining to be amortized over the future vesting periods is $393,000, we do not expect this charge to be significant in future periods.

   Stock-based compensation expenses were $550,000 for fiscal 2001. We did not record any stock-based compensation expense for fiscal 2000.

Other Income (Expense), Net

   Interest income increased to $1.7 million in fiscal 2002 from $1.1 million in the previous year. The increase is attributable to the higher daily average balance of cash and cash equivalents available to invest during the current year compared to the prior year. We expect interest income to be lower in the future as our funds available for investment are reduced through operating losses. We do not hedge our exposure to foreign currency risk at this time. As a result, we incurred a foreign exchange gain in fiscal 2001 of $426,000 and a loss of $28,000 in fiscal 2002 primarily pertaining to movements between the Canadian and U.S. exchange rate.

   Other income increased to $1.6 million for fiscal 2001 from $524,000 for fiscal 2000. Interest income made up $1.1 million of other income for fiscal 2001 as compared to $121,000 for fiscal 2000. This increase in interest income is primarily due to the investment of excess funds received from our private placements in December 1999 and September and October 2000 and our November 2000 initial public offering. Other income for fiscal 2000 also included income of $434,000 for forgiveness of debt.

Quarterly Results of Operations

   The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters ended February 28, 2002. This information has been derived from our unaudited consolidated financial statements that, in the opinion of our management, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

                         May 31,  Aug. 31,  Nov. 30,  Feb. 28,  May 31,  Aug. 31,  Nov. 30,  Feb. 28,
Quarter Ended             2000      2000      2000      2001     2001      2001      2001      2002
-------------            -------  --------  --------  --------  -------  --------  --------  --------
                               (in thousands of U.S. dollars, except per share amounts)
Consolidated Statement
 of Operations Data:
Revenues:
 License fees........... $   512  $ 1,543   $ 1,662   $ 1,053   $   522  $    --   $    --   $   109
 Royalty fees...........      23       47       142     1,076        82       37        39     1,039
 Services...............     137      200       357     1,097     1,046      766       298       277
 Equipment..............      59    1,048         4        39        --       --        --        --
                         -------  -------   -------   -------   -------  -------   -------   -------
Total revenues..........     731    2,838     2,165     3,265     1,650      803       337     1,425
                         -------  -------   -------   -------   -------  -------   -------   -------
Cost of revenues:
 Services...............     318      360       624     1,077       810      801       557       435
 Equipment..............      58      972         4        34        --       --        --        --
                         -------  -------   -------   -------   -------  -------   -------   -------
Total cost of revenues..     376    1,332       628     1,111       810      801       557       435
                         -------  -------   -------   -------   -------  -------   -------   -------
Gross profit (loss).....     355    1,506     1,537     2,154       840        2      (220)      990
                         -------  -------   -------   -------   -------  -------   -------   -------
Operating expenses:
 Sales and marketing....   1,242    1,510     2,066     2,945     3,024    2,499     2,157     1,245
 Research and
 development............   1,537    1,653     2,444     2,333     2,251    1,853     1,622     1,425
 General and
 administrative.........     349      606       842     1,018     1,545    1,318       974       745
 Restructuring expense..      --       --        --        --        --       --     1,162        --
                         -------  -------   -------   -------   -------  -------   -------   -------
Total operating
 expenses...............   3,128    3,769     5,352     6,296     6,820    5,670     5,915     3,415
                         -------  -------   -------   -------   -------  -------   -------   -------
Loss from operations....  (2,773)  (2,263)   (3,815)   (4,142)   (5,980)  (5,668)   (6,135)   (2,425)
Other income, net.......      99       17       605       838       681      544       274       127
                         -------  -------   -------   -------   -------  -------   -------   -------
Loss before provision
 for income taxes.......  (2,674)  (2,246)   (3,210)   (3,304)   (5,299)  (5,124)   (5,861)   (2,298)
Provision for income
 taxes..................     (11)     (19)       (7)      (13)     (139)      (9)      (32)       59
                         -------  -------   -------   -------   -------  -------   -------   -------
Net loss--in accordance
 with Canadian and
 U.S. GAAP.............. $(2,685) $(2,265)  $(3,217)  $(3,317)  $(5,438) $(5,133)  $(5,893)  $(2,239)
                         =======  =======   =======   =======   =======  =======   =======   =======
Basic and diluted net
 loss per share--in
 accordance with
 Canadian and U.S. GAAP. $ (0.15) $ (0.13)  $ (0.16)  $ (0.13)  $ (0.22) $ (0.21)  $ (0.24)  $ (0.09)
                         =======  =======   =======   =======   =======  =======   =======   =======
Weighted average number
 of shares used in
 computing basic and
 diluted net loss
 per share..............  17,552   17,556    19,586    24,593    24,596   24,599    24,599    24,632
                         =======  =======   =======   =======   =======  =======   =======   =======

Note: Certain prior period quarters have been reclassified to comply with current financial presentation.

Liquidity and Capital Resources

   From our inception, we have financed our operations primarily through the issuance of common equity, long-term debt and revenues from our operations. Through February 28, 2002, we had received net proceeds of $84.4 million from the issuance of common equity, approximately 83% of which was raised in fiscal 2001. As of February 28, 2002 we had cash equivalents of approximately $45.6 million and short-term investments of approximately $359,000 compared to cash equivalents of $46.4 million and short-term investments of $14.3 million as of February 28, 2001. As of February 28, 2002, we had an accumulated deficit of approximately $39.0 million, increased from the accumulated deficit of $20.3 million on February 28, 2001.

   Our operating activities for fiscal 2002 used cash in the amount of $13.4 million compared to $12.1 million for fiscal 2001 and $3.8 million in fiscal 2000. The cash utilized during these periods was primarily to fund our research and development and sales and marketing efforts.

   Our cash used in investing activities, before the purchase and/or sale of temporary investments, was $1.2 million for fiscal 2002, $3.0 million for fiscal 2001 and $992,000 for fiscal 2000. Cash used in investing activities reflects purchases of computer equipment, office furniture and equipment and leasehold improvements. We anticipate that our expenditures will remain relatively flat in the future.

   Our cash used in financing activities for fiscal 2002 was $164,000, $144,000 of which was used for the repayment of debt related to a loan obtained from the Province of New Brunswick. There were also $20,000 in additional initial public offering expenses that were recorded during fiscal 2002. In fiscal 2001 we generated $70.0 million from financing activities through our private and initial public offerings and $10.6 million for fiscal 2000, consisting of $8.8 million from the issuance of common shares and proceeds from long-term debt of $1.8 million.

   We expect that our future short-term obligations will be less than those of fiscal 2002 due to the decrease in fixed operating expenses resulting from our November 2001 restructuring. Our long-term debt consists of the above mentioned loan from the Province of New Brunswick, the total amount of which was approximately $1.8 million, which is repayable in equal instalments of 1.5% of total license fee revenues for the previous fiscal year, interest free until February 25, 2006, at which point it converts to an interest bearing loan at a rate of 6.3% per annum on any outstanding balance. We do not have any other debt obligations.

   In the current marketplace the timing of the generation of revenue is an uncertainty and is dependent upon our customers' decisions to move forward with a commercial deployment of our solution and the timing related to that decision. To provide the most conservative estimate, which assumes revenue is at zero or a very nominal amount, we anticipate that we have sufficient cash resources to fund operations for approximately the next 24 months from and after February 28, 2002. If our expenses vary greatly from those that are currently expected, we may need to raise additional capital to fund its operations prior to the end of this 24 month period. In addition, if revenues are not timely generated to the extent necessary to fund operations beyond such 24 month period, we may also be required to raise additional capital to fund our operations. We may attempt to obtain this additional capital through the sale of debt or equity securities or borrowings under secured or unsecured loan arrangements. We can provide no assurance that such capital or financing, if necessary, will be available in a timely manner or on satisfactory terms.

Industry Risk

   The telecommunications industry, in the past 18 months, has experienced significant economic pressure on revenues, earnings and return on investment. In response, telecommunications companies have made significant reductions in capital spending in many areas of their business including new and emerging services. As a result, we have experienced a longer sales cycle as our customers continue to delay their move from market trials to commercial deployments. This has impacted our ability to earn license revenues which are primarily earned from our customers' commercial deployments.

   Because the pressure on revenues for telecommunications companies is so great, we expect that telephone companies will increase market trials in the next 12 months to explore a new avenue of generating additional revenues over existing infrastructure. If the current economic conditions continue, however, our customers could continue to delay their move from the market trial stage to commercial deployment until such time as the industry economics improve. Accordingly, our license fee and royalty fee revenues may be significantly delayed, may be less than previously anticipated or may not significantly materialize if customers or potential customers direct their capital spending in areas other than video deployment.

Impact of Interest Rate Exposure

   As of February 28, 2002, we had approximately $45.6 million in cash and cash equivalents and short-term investments of approximately $359,000. A significant portion of the cash earns interest at variable rates. Although a portion of our short-term investments consists of fixed-rate instruments, the average term is shorter than prior period investment holdings, as short-term yield rates are currently in excess of longer-term rates. As a result, our interest income is sensitive to changes in the level of prevailing interest rates. Interest rates declined in fiscal 2002 and as a result we anticipate our average yield earned on surplus funds in fiscal 2003 to be lower than yields earned in fiscal 2002. We do not anticipate this situation to have any short-term material adverse impact on our cash position or financial condition.

Impact of Foreign Exchange Rate Exposure

   We continue to expect the majority of our revenues will be earned in U.S. dollars, and that a significant portion of our operating expenses and capital expenditures will be in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains or losses, which could affect our operating results. We also deal in other foreign currencies; however, we anticipate changes in the exchange rates of these currencies will not have a material impact on our operating results. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short-term investment portfolio in Canadian dollar denominated instruments.

C. Research and Development, Patents and Licenses, etc.

   See "Business Overview-Technology and Research and Development" in "Item 4. Information on the Company."

D. Trend Information

   See "Management's Discussion and Analysis--Recent Developments" in "Item 5. Operating and Financial Review and Prospects."

ITEM 6.DIRECTORS AND EXECUTIVE OFFICERS

A.Directors and Management

  Each of our directors is elected by the shareholders to serve until the next annual meeting of shareholders or until a successor is elected or appointed. Our executive officers are appointed annually to serve at the discretion of the Board of Directors. The association of certain directors to our major shareholders is disclosed in the notes to the table in "Share Ownership" in "Item 6. Directors and Executive Officers." The following table sets forth certain information about our directors and executive officers, as of May 14, 2002.

   Name                      Age Position
   ----                      --- --------
   Gerald L. Pond..........   57 Chief Executive Officer and Director
   Marcel LeBrun...........   32 President, Chief Operating Officer and Director
   Peter G.
    Jollymore(2)(3)........   61 Chairman of the Board of Directors
   Jeffrey White...........   33 Chief Financial Officer
   Nigel Bealing...........   39 Vice President of Sales, Europe, Middle East and Africa
   Norman Bier.............   41 Vice President of Sales, North and South America
   Allan Cameron...........   48 Vice President of Technology
   Pierre-Jean Chalon......   41 Vice President of Sales, Asia Pacific
   Dany DeGrace............   35 Vice President of Customer Solutions
   Gregory Allemann(2)(3)..   55 Director
   Joe C. Culp(1)(2).......   68 Director
   Carey Diamond(1)(3).....   47 Director
   Timothy Hember..........   42 Director
   Dr. Terence H. Matthews.   57 Director
   Robert E. Neal(1).......   47 Director
   Patrick Smith(1)........   56 Director

  Notes:
  (1) Member of audit committee
  (2) Member of human resources committee
  (3) Member of governance committee

  The following is a summary of the background of each director and executive officer:

   Gerald L. Pond. Mr. Pond was appointed Chief Executive Officer of ImagicTV in May 2002 and has served as a member of its Board of Directors of the Corporation since January 1998. From March 1999 to December 2001, Mr. Pond served as Executive Vice President of Aliant and from November 1994 to March 1999, he served as President and Chief Executive Officer of Bruncor Inc. ("Bruncor") and NBTel. He is currently serving on the Board of Directors of Assumption Life, a mutual insurance company. Mr. Pond has a Bachelor of Arts in Psychology from the University of New Brunswick.

   Marcel LeBrun. Mr. LeBrun co-founded ImagicTV and is currently serving as President and Chief Operating Officer. He served as President and Chief Executive Officer from January 1998 to May 2002. From June 1992 to December 1997, Mr. LeBrun held various positions at NBTel, including

   Managing Director of E-Business Services and other senior technical, marketing and strategic business planning positions. Mr. LeBrun has a Bachelor of Science in Electrical and Computer Engineering from the University of New Brunswick.

   Peter G. Jollymore. Mr. Jollymore has been Chairman of the Board of ImagicTV since January 1998. From 1967 until his retirement in December 1998, Mr. Jollymore served in various positions at NBTel from design engineer to Vice President of NBTel and its holding company, Bruncor. He serves on the Board of Directors of the Business Development Bank of Canada and Callistro Multimedia Inc., a computer software company producing video-on-demand applications. He has a Bachelor of Science in Engineering from Mount Allison University and a Bachelor of Engineering from the Technical University of Nova Scotia.

   Jeffrey White. Mr. White has served as Chief Financial Officer of ImagicTV since February 2002 and was Senior Director of Finance of ImagicTV from August 1999 to February 2002. From February 1996 to August 1999, he was Controller for Genesys Telecommunications Laboratories, Inc., a wholly owned subsidiary of Alcatel that provides universal queue contact centre solutions for customer relationship management. He has a Bachelor of Business Administration from St. Francis Xavier University of Nova Scotia and is a Chartered Accountant. He resides in Saint John, New Brunswick.

   Nigel Bealing. Mr. Bealing has served as Vice President of Sales for Europe, Middle East and Africa of ImagicTV since April 2001 and was European Sales Manager of ImagicTV from October 2000 to April 2001. From October 1996 to October 2000, Mr. Bealing held various senior positions, including Director--Northern Europe and European Sales Manager, at Optibase Europe Ltd., a company that provides broadband digital video-networking solutions and MPEG-based digital video content. He resides in Berkshire, England.

   Norman Bier. Mr. Bier has served as Vice President of Sales for North and South America of ImagicTV since April 2001 and served as Assistant Vice President of Sales--U.S. of ImagicTV from October 2000 to April 2001 and as General Manager--Eastern U.S. of ImagicTV from December 1999 to October 2000. From January 1999 to December 1999, Mr. Bier was Vice President and General Manager of Tel-Link LLC, a competitive local exchange carrier. From November 1994 to January 1998, he served as Vice President of an outsourcing billing services unit at BellSouth Telecommunications. Mr. Bier resides in Cumming, Georgia.

   Allan Cameron. Mr. Cameron co-founded ImagicTV and has served as Vice President of Technology since January 1998. From May 1978 to December 1997, Mr. Cameron held various positions, including strategic and technical planning positions, at NBTel, where, among other things, he worked on the creation of NBTel's Beacon/VideoActive? initiative, a deployment of broadband access capabilities using coaxial cable. Mr. Cameron has a Bachelor of Science in Engineering and a Master of Science in BioEngineering from the University of New Brunswick. Mr. Cameron resides in Saint John, New Brunswick.

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

   Dany DeGrace. Ms. DeGrace has served as Vice President of Customer Solutions of ImagicTV since February 2001 and was Senior Director of Engineering of ImagicTV from June 1998 to February 2001. From April 1995 to June 1998, Ms. DeGrace was a technical architect at Datacor/ISM, an IT outsourcing company. She has a Bachelor of Scientific Computer Analysis from the University of Moncton. Ms. DeGrace resides in Saint John, New Brunswick.

   Gregory Allemann. Since March 2001, Mr. Allemann has served as Vice President of Marketing and Sales for WebOffice, Inc., a privately held communications infrastructure company. Mr. Allemann is also President of Allemann Associates, a consulting firm for the communications industry. In 2000, Mr. Allemann retired from SBC Communications ("SBC") after a 30-year career in which he held a variety of positions in technology research, network planning, network operations, product development, market planning and procurement. During his last eight years with SBC, Mr. Allemann was Vice President and Executive Director of Broadband Infrastructure and Services for SBC's R&D subsidiary, SBC Technology Resources, Inc. He has served and chaired the Texas Telecommunications Engineering Consortium and the Advisory Board of the University of Texas Electrical Engineering Department.

   Joe C. Culp. Mr. Culp was elected as a director of ImagicTV in August 1999. Since 1990, he has served as President of Culp Communications Associates, a management consulting firm for the telecommunications industry. Mr. Culp has served as President of Lightnet, a fiber optic telecommunications carrier that Southern New England Telephone Company (now SBC Corporation) and CSX Corporation owned. He has also served as President of the Telecom Group of Rockwell International, a provider of electronic controls and telecommunications equipment. Mr. Culp currently serves on the Board of Directors of two privately held telecommunications companies. He has served on the Advisory Board of the telecommunications group of the University of Texas, Arlington and the University of Arkansas. He has a Bachelor of Science in Electrical Engineering from the University of Arkansas. Mr. Culp resides in Austin, Texas.

   Carey Diamond. Since 1996, he has served as President and Chief Executive Officer of Whitecastle, a private investment company in Canada and as managing director of its venture capital division Whitecap Venture Partners. From 1989 to 1996, Mr. Diamond served as Executive Vice President of Whitecastle. He currently serves on the Board of Directors of Alterna Technologies Group Inc., Photonami Inc., Texar Corporation and Whitecastle, including its affiliate companies. Mr. Diamond has a law degree from Osgoode Hall Law School, a Bachelor of Arts in Economics from the University of Western Ontario and is a member of the Law Society of Upper Canada.

   Timothy Hember. Since April 2001, Mr. Hember has served as Vice President of Technology and Development for Alcatel, a company that designs, develops and builds communications networks. From September 1999 to April 2001, he served as Vice President of IPVPN Products for Alcatel. Mr. Hember founded TimeStep Corporation, a virtual private network equipment company, in January 1994 and served as President and Chief Executive Officer of TimeStep from its inception to September 1999. He currently serves on the Board of Directors of Bridgewater Consultants, Inc., a privately held software development and professional services firm. Mr. Hember has a Bachelor of Science in Electrical Engineering from the University of Waterloo.

   Dr. Terence H. Matthews. Since June 2000, he has served as Chairman and Chief Executive Officer of March Networks Corp., a networked video applications company. Dr. Matthews founded Newbridge Networks Corporation, a company that designs, manufactures, markets and services wide area network solutions, in March 1986 and served as Chairman of the Board and Chief Executive Officer of Newbridge from its inception to May 2000. Dr. Matthews also co-founded Mitel Corporation in 1972 and returned to the company in February 2001 as Chairman of Mitel Networks, a company focused on IP telephony and convergence platforms. He is the principal of Celtic House. Dr. Matthews holds an honours degree in electronics from the University of Wales, Swansea and is a Fellow of the Institute of Electrical Engineers and of the Royal Academy of Engineering. He has been awarded honorary doctorates by several universities, including the University of Wales, Glamorgan, Swansea and Carleton University in Ottawa.

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

   Patrick Smith. From July 1996 to July 2001, Mr. Smith served as Senior Vice President of Systems Integration and Technology Planning of Sprint, a global communications company. He served on the Board of Directors of Call-Net Enterprises Inc., a telecommunications company operating in Canada as Sprint and Crosskeys Inc., a publicly traded software company. Mr. Smith currently sits on the board of three privately held software development companies.

B. Compensation

Compensation of Named Executive Officers

   The following table sets forth the compensation paid to Marcel LeBrun, Nigel Bealing, Norman Bier, Allan Cameron, Marjean Henderson and Gerry Verner (the "Named Executive Officers") for each of our three most recently completed fiscal years. The Named Executive Officers are the only persons for whom executive compensation disclosure is required under applicable Canadian securities laws. We have not adopted any long-term incentive plans.

    Summary Compensation Table for the Fiscal Year Ended February 28, 2002

                                                            Long-Term
                                Annual Compensation       Compensation
                           ------------------------------ -------------
                                                             Awards
                                           Other Annual    Securities      All Other
Name and Principal         Salary  Bonus  Compensation(1) Under Options Compensation(2)
Position              Year   ($)    ($)         ($)            (#)            ($)
------------------    ---- ------- ------ --------------- ------------- ---------------
Marcel LeBrun,        2002 220,000 61,200     12,200              --        12,600
President and Chief   2001 163,400 50,200     12,700              --         8,900
Operating Officer(3)  2000  81,300     --      2,150         186,176         4,900
Nigel Bealing,        2002 115,000     --     12,400          50,000        17,000
Vice President of     2001  37,600     --      3,700          29,090        20,100
Europe, Middle East   2000      --     --         --              --            --
and Africa(4)
Norman Bier,          2002 134,200     --     11,700          25,000        77,100
Vice President of     2001 105,800     --         --          11,636        99,300
Sales for North and   2000  26,800     --         --           29,09        12,000
South America
Allan Cameron,        2002 110,000 30,600     12,200              --         6,300
Vice President of     2001  94,700     --     12,700              --         6,300
Technology            2000  73,100     --      2,150         162,904         4,400
Marjean Henderson,    2002 210,000 34,200     13,100              --        10,500
Chief Financial       2001 117,100     --      7,630         197,812            --
Officer(5)            2000      --     --         --              --            --

                                                               Long-Term
                                   Annual Compensation       Compensation
                              ------------------------------ -------------
                                                                Awards
                                              Other Annual    Securities      All Other
Name and Principal            Salary  Bonus  Compensation(1) Under Options Compensation(2)
Position                 Year   ($)    ($)         ($)            (#)            ($)
------------------       ---- ------- ------ --------------- ------------- ---------------
Gerry Verner,            2002 110,000 30,600     12,200              --         6,300
Vice President of        2001  94,000 13,400     12,700              --         6,300
Marketing and            2000  63,700     --      2,150         104,724         4,000
Business Development(6)

Notes:
(1)The amounts disclosed in this column include a car allowance paid to each of the Named Executive Officers.
(2)The amounts disclosed in this column for 2002 include:
  i) payments made by the Corporation as matching registered retirement savings and pension plan contributions to those made by the executive officers: Mr. LeBrun, $12,600; Mr. Bealing, $3,700; Mr. Bier, $7,800;
     Mr. Cameron, $6,300; Ms. Henderson, $10,500 and Mr. Verner, $6,300; and
  ii) commissions paid to: Mr. Bealing, $13,300 and Mr. Bier, $69,300.
(3)Mr. LeBrun was President and Chief Executive Officer until May 2002. On May 7, 2002, Mr. Pond became Chief Executive Officer and Mr. LeBrun was appointed to his current position.
(4)Mr. Bealing joined ImagicTV in October 2000 and has served as an executive officer since March 2001.
(5)Ms. Henderson joined ImagicTV in July 2001 and her employment with ImagicTV ceased on February 14, 2002.
(6)Mr. Verner's employment with ImagicTV ceased on November 30, 2001.

   The following table sets forth individual grants of share options during the fiscal year ended February 28, 2002 to the Named Executive Officers:

         Option Grants during the Fiscal Year ended February 28, 2002

                                                               Market Value
                                     % of Total                  of Shares
                         Shares       Options                   Underlying
                          Under      Granted to   Exercise or   Options at
                         Options    Employees in  Base Price   Date of Grant Expiration
Name                     Granted    Fiscal Year  ($ per Share) ($ per Share)    Date
----                     -------    ------------ ------------- ------------- ----------
Marcel LeBrun...........     --           --            --            --           --
Nigel Bealing........... 50,000(1)       9.7%        $1.15         $1.15      4/30/08
Norman Bier............. 25,000(1)      4.85%        $1.15         $1.15      4/30/08
Allan Cameron...........     --           --            --            --           --
Marjean Henderson.......     --           --            --            --           --
Gerry Verner............     --           --            --            --           --

Note:
(1) Options granted on April 30, 2001 and vest at a rate of 25% of total options granted on each anniversary of the date of grant.

   Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

   The officers named in the summary compensation table did not exercise any options during the fiscal year ended February 28, 2002. The following table sets forth the estimated fair market value as of February 28, 2002 of the exercisable and unexercisable options held by these officers:

                                 Number of Common
                                 Shares Underlying       Value of Unexercised
                                Unexercised Options     In-The-Money Options at
                              at Fiscal Year End (#)    Fiscal Year End ($)(1)
                             ------------------------- -------------------------
            Name             Exercisable Unexercisable Exercisable Unexercisable
            ----             ----------- ------------- ----------- -------------
Marcel LeBrun...............   209,448      93,088       $24,785         --
Nigel Bealing...............     7,273      71,817            --         --
Norman Bier.................    17,455      48,271            --         --
Allan Cameron...............   191,994      81,452       $21,003         --
Marjean Henderson...........    49,453          --            --         --
Gerry Verner................   122,178          --            --         --

Note:
/(1)/The value of an "in-the-money" option represents the difference between the aggregate estimated fair market value of the Common Shares issuable upon exercise of the option and the aggregate exercise price of the option. The fair market value of the Common Shares at the close of business on February 28, 2002 was $0.97 as quoted on the Nasdaq National Market.

Compensation of Directors

   Effective May 30, 2001, the Corporation adopted a new compensation structure for independent directors. Upon his or her appointment to the Board of Directors, each independent director will be granted options to purchase 25,000 Common Shares at an exercise price equal to the closing price of Common Shares on The Toronto Stock Exchange (the "TSE") on the day immediately prior to the date of grant. These options are to vest over three years at a rate of 1/36 per month from the date of grant with an expiration date of seven years from the date of grant. Annually, each independent director and Peter Jollymore, upon confirmation of their appointment for the following year at the annual meeting of shareholders, will be granted options to purchase 10,000 Common Shares at an exercise price equal to the closing price of Common Shares on the TSE on the day immediately prior to the date of grant. These options, which are to be granted 72 hours after the annual meeting of shareholders, will vest 12 months from the date of grant and will have an expiration date of seven years from the date of grant. Annually, 72 hours after the annual meeting of shareholders, each independent director who is a chairman of a committee of the Board of Directors and not a member of management of the Corporation will receive options to purchase an additional 5,000 Common Shares at an exercise price equal to the closing price of Common Shares on the TSE on the day immediately prior to the date of grant, such options to vest 12 months from the date of grant and to an expiration date of seven years from the date of grant. Each independent director receives a payment of $1,000 per day, per meeting attended in person, including travel time.

   The non-independent directors of the Corporation, consisting of Carey Diamond, Timothy Hember, Peter Jollymore, Marcel LeBrun, Dr. Terence Matthews, Robert Neal and Gerald Pond, do not receive compensation for serving as directors of the Corporation other than reimbursement for expenses incurred in attending meetings.

   The Corporation also adopted a new compensation structure for the Chairman of the Board on December 18, 2001. On such date, the Chairman of the Board received an annual salary of $25,000 and 10,000 options to be granted 72 hours after the annual meeting of shareholders. These options are to vest 12 months from the date of grant with an expiration date of seven years from the date of grant.

   The following independent directors received payments and options to purchase Common Shares pursuant to the Corporation's stock option plan in the fiscal year ended February 28, 2002 as compensation for acting as directors:

                                  Common Shares
                         Payments Under Options Exercise Price
Name of Director         Received    Granted     ($ per share) Date of Grant Expiration Date
----------------         -------- ------------- -------------- ------------- ---------------
Gregory Allemann........ $17,000     25,000         $1.22         5/30/01        5/30/08
Joe Culp................ $12,000     15,000         $0.73          8/3/01         8/3/08
Peter Jollymore.........      --     15,000         $0.73          8/3/01         8/3/08
Patrick Smith........... $ 9,000     25,000         $0.62        11/20/01       11/20/08

Directors' and Officers' Liability Insurance

   The Corporation maintains liability insurance for directors and officers of the Corporation. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The premium for the 12 month period ending November 21, 2002 is $485,000, all of which is borne by the Corporation. The policy limit is $20,000,000 with a $250,000 retention for securities claims and a $150,000 retention for non-securities claims. The individual directors and officers of the Corporation are insured against losses arising from claims against them for certain of their acts, errors or omissions in such capacity. The Corporation is insured against losses arising out of any liability to indemnify a director or officer.

Employment Agreements

   Each of the Named Executive Officers and the Chief Executive Officer, Gerald Pond (the "Officers"), has entered into an employment agreement with us.

   Pursuant to these agreements, the annual base salary for each Officer is as follows: Mr. Pond, C$340,000; Mr. LeBrun, $220,000; Mr. Bealing, $115,000; Mr.
Bier, $135,000 and Mr. Cameron, $110,000. Mr. Verner's employment was terminated on November 30, 2001 and Ms. Henderson's employment was terminated on February 14, 2002. These base salaries are subject to review by our Board of Directors in its discretion. Some Officers are entitled to an annual bonus, up to a maximum of 70% of his or her annual base salary, as determined by our Board of Directors in its discretion based upon target profit and revenue performance levels and upon individual performance. In addition, pursuant to the terms of the employment agreements with each of the Officers, he or she is subject to non-competition provisions during his or her employment for 8 to 12 months thereafter and to confidentiality restrictions. Furthermore, Mr. Pond was granted 300,000 stock options on commencement of his employment with the

Corporation and is eligible to receive an additional 100,000 stock options on the first anniversary of his commencement date.

   With respect to each of the Officers, the employment agreement provides that in the event of termination without cause, the Officer is entitled to monthly severance payments equal to his or her respective base salary for a period from zero to twelve months, continued benefits coverage for up to one year and a pro rata portion of any earned bonus and to exercise vested options and any unvested options that otherwise would have vested in the up to 12 month period following the date of termination. In the event of termination for cause, the Officer is entitled to receive his or her respective salary and bonus through the date of termination and to exercise vested options for which the Officer had provided notice of exercise prior to the date of termination.

   In the event of a change of control of ImagicTV, which is defined as the acquisition by a person of 51% or more of our outstanding voting shares, some of the employment agreements with the Officers provide that the Corporation may terminate the employment of the Officer. Certain Officers have the right to terminate his or her employment in the event of a change of control. Certain Officers are also entitled to a severance payment equal to his or her respective accrued base salary and the pro-rated portion of any earned bonus. In addition, certain Officers have the right, on termination, to exercise, within 90 to 120 days, any options granted to that Officer, regardless of the vesting date.

C.Board Practices

   Our Board of Directors is currently comprised of ten persons. At the annual and special meeting of shareholders to be held on June 27, 2002, the shareholders will be asked to elect nine directors. In accordance with the provisions of the Canada Business Corporations Act, our directors are authorized from time to time to increase the size of the Board of Directors, and to fix the number of directors, up to a maximum of 12 persons as currently provided under our articles, without the prior consent of the shareholders.

Board Committees

   Our Board of Directors has established an audit committee, a human resources committee and a corporate governance committee. All of the committees of our Board of Directors were appointed on February 3, 2000.

Audit Committee

   ImagicTV is required by applicable law to have an audit committee (the "Committee") consisting of at least three directors, a majority of whom must be independent, non-executive directors. The Committee currently has four members: Joe Culp, Chairman, Carey Diamond, Robert Neal and Patrick Smith. Joe Culp and Robert Neal will not be standing for re-election, and as such, the membership of the Committee will change subsequent to the annual and special meeting. The Committee acts under a written charter which is reviewed for adequacy at least annually. Members of the Committee are not professionally engaged in the practice of accounting or auditing, and are not experts in either of those fields or in auditor independence.

   The Committee is responsible for, among other things: (i) recommending the annual appointment of the Corporation's auditors; (ii) reviewing the independence of the Corporation's auditors; (iii) reviewing and approving interim and annual financial statements with management and the Corporation's auditors; (iv) assessing accounting principles used by the Corporation in financial reporting; and (v) reviewing the adequacy of the Corporation's internal control procedures.

   In performance of the Committee's oversight function, the Committee has reviewed and discussed the Financial Statements with management and KPMG LLP ("KPMG"), ImagicTV's auditors. Management and KPMG have represented to the Committee that the Financial Statements were fairly stated in accordance with generally accepted accounting principles. The Committee discussed with KPMG matters covered by applicable accounting standards and principles.

   The Committee received the letter and written disclosures from KPMG required pursuant to applicable accounting standards and principles and has discussed with KPMG their independence from the Corporation and management. The Committee also considered whether the non-audit services provided by KPMG to the Corporation are compatible with maintaining the auditors' independence.

   The Committee discussed with KPMG the overall scope and plans for their audit. The Committee met with KPMG, with and without management present, to discuss the results of their examinations, their evaluations of ImagicTV's internal controls, and the overall quality of ImagicTV's financial reporting.

   Based on the reviews and discussions referred to above, in reliance on management and KPMG, and subject to the limitations of its role, the Committee recommended to the Board of Directors, and the Board of Directors approved the Financial Statements, the delivery of such statements to Shareholders, the inclusion of such statements in the Corporation's Annual Report for the year ended February 28, 2002, for filing with the Securities and Exchange Commission and as its Annual Information Form with the securities regulatory authorities in the applicable provinces and territories in Canada.

Corporate Governance Committee

   The Corporate Governance Committee consists of Carey Diamond, Chairman, Peter Jollymore and Gregory Allemann. The committee's mandate is to develop and monitor our approach to corporate governance issues, establish procedures for the identification of new nominees to our Board of Directors, develop and implement orientation procedures for new directors and assess the effectiveness of our board and its committees.

Human Resources Committee

   Pursuant to the 2000 Share Option Plan, the Human Resources Committee (the "HR Committee") must be comprised of at least two non-employee directors. The HR Committee currently consists of Gregory Allemann, Chairman, Peter Jollymore and Joe Culp. Joe Culp will not be standing for reelection, and as such, the membership of the HR Committee will change subsequent to the annual and special meeting. The HR Committee's mandate is to establish salaries, incentives, and other forms of compensation for our directors, executive officers, employees, and consultants. The HR Committee also administers the Corporation's other benefit plans.

D.Employees

   As of February 28, 2002, we employed approximately 131 full-time employees, excluding temporary personnel and consultants. We are not subject to any collective bargaining agreements and believe our relationship with our employees is good.

   In November 2001 the Company undertook a restructuring plan where the number of employees changed from 209 on November 13, 2001 to 133 on November 14, 2001. Please see "Recent Developments--Reorganization" in "Item 5. Operating and Financial Reviews and Prospects" for details.

E.Share Ownership

   The following table sets forth certain information concerning the ownership of common shares and options to purchase common shares of ImagicTV at May 14, 2002 by each director and each of the Named Executive Officers. Each of the directors and Named Executive Officers listed on the following table directly holds less than one percent of our common shares and the directors and executive officers, as a group directly, hold less than one percent of the common shares. See "Major Shareholders" in "Item 7. Major Shareholders and Related Party Transactions" for information as to the share ownership of our major shareholders with whom some of our directors are affiliated.

                                                           Options
                                             -----------------------------------
                                   Common    Number  Exercise
Name                               Shares    Granted  Price      Expiry Date
----                               ------    ------- -------- ------------------
Gerald L. Pond.................... 43,338    300,000  $ 1.30  May 7, 2009
Marcel LeBrun..................... 17,545    116,360  $ 0.54  January 5, 2005
                                             69, 816  $ 0.86  April 13, 2006
                                             116,360  $ 1.47  December 17, 2006
Peter G. Jollymore................ 27,702     29,090  $ 1.47  August 10, 2007
                                              15,000  $ 0.73  August 3, 2008
Nigel Bealing.....................     --     29,090  $ 7.05  December 13, 2007
                                              50,000  $ 1.15  April 30, 2008
Norman Bier.......................    500     29,090  $ 1.07  December 1, 2006
                                              11,636  $11.17  September 13, 2007
                                              25,000  $ 1.15  April 30, 2008
Allan Cameron..................... 36,999    110,542  $ 0.54  January 5, 2005
                                              46,544  $ 0.86  April 13, 2006
                                             116,360  $ 1.47  December 17, 2006
Marjean Henderson.................     --         --      --  --
Gerry Verner...................... 31,389     69,816  $ 0.86   November 30, 2002
                                              52,362  $ 1.47  November 30, 2002
Gregory Allemann..................     --     25,000  $ 1.22  May 30, 2008
Joe C. Culp....................... 22,273     11,636  $ 1.47  March 23, 2007
                                              11,636  $ 1.47  August 10, 2007
                                              15,000  $ 0.73  August 3, 2008
Carey Diamond.....................     --(1)      --      --  --
Timothy Hember....................     --(2)      --      --  --
Dr. Terence H. Matthews...........     --(3)      --      --  --
Robert E. Neal....................  7,819(4)      --      --  --
Patrick Smith.....................     --     25,000  $ 0.62  November 20, 2008

Notes:
(1) Whitecastle beneficially owns 2,464,927 Common Shares. Mr. Diamond is the President and Chief Executive Officer of Whitecastle.
(2) Alcatel beneficially owns 3,986,856 Common Shares. Mr. Hember is the Vice President of Technology and Development of Alcatel.
(3) Celtic House beneficially owns 2,454,676 Common Shares. Dr. Matthews is the principal of Celtic House.
(4) This excludes 7,209,749 Common Shares beneficially owned by Aliant. Mr. Neal is an officer of a subsidiary of Aliant.

Option Plans

   We currently maintain two share option plans. Each is intended to attract, retain and motivate employees, officers and directors of, and consultants to, our Company. The HR Committee of our Board of Directors administers the option plans. The HR Committee determines, among other things, the term, vesting periods and the price of options granted under the plan. As of May 14, 2002, options to purchase 2,999,820 shares at a weighted average exercise price of $1.65 per share have been granted under the plans.

Employee Share Option Plan

   We adopted our initial share option plan in February 1998 and amended it on December 17, 1999. It provides for the grant of options to employees, officers and directors of, and consultants to, our company. Options granted to employees generally have the following terms: (1) all options granted under the plan have a maximum term of seven years; (2) the exercise price per share for each option is determined by the price of the shares at the closing of The Toronto Stock Exchange on the day before the date of grant; (3) if we terminate an option holder's employment without cause, the vested portion of any grant will remain exercisable for the lesser of 60 days or the balance of the option term; (4) in the event we terminate an option holder's employment for cause, any option held by such option holder shall thereupon immediately terminate, whether exercisable or not; (5) if the option holder dies, the vested options may be exercised for a period of one year or the balance of the term, whichever is shorter; (6) in the event the option holder retires, the option holder may exercise vested options for 60 days or the balance of the option term, whichever is shorter; (7) in the event of disability, the option holder has six months or the balance of the option term, whichever is shorter, to exercise vested options; and (8) unvested options will expire upon termination of employment for any reason. The terms of the options granted to the officers referred to under the heading "Compensation -- Employment Agreements" are described in that section.

2000 Share Option Plan

   Our Board of Directors approved our 2000 Share Option Plan on November 9, 2000, and our shareholders approved it thereafter. This new plan does not affect options granted under the initial plan. The HR committee of our Board of Directors administers the new plan and determines, among other things, the eligibility of persons to participate in the plan, vesting periods and other attributes of individual options. The 2000 Share Option Plan provides for the grant of options to employees, officers and directors of, and consultants to, ImagicTV and its affiliates. Both incentive share options and non-qualified share options are available to U.S. residents.

   Options held by any person under the new plan together with any other options granted to that person may not at any time exceed 5% of the aggregate number of our common shares outstanding from time to time. The maximum number of shares issuable under the new plan is 1,879,185, subject to necessary approvals. The options granted under the new plan have a maximum term of ten years and an exercise price no less than the fair market value of our common shares at the closing of The Toronto Stock Exchange on the day before the date of grant, or 110% of fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the votes outstanding. Under the new plan, if a change of control of our company should occur, our Board of Directors will be permitted, without any action or consent required on the part of any option holder to, among other things accelerate the vesting of all options so that they become immediately exercisable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

   The following table provides information regarding the beneficial ownership of our common shares as of May 14, 2002 for each person or entity who is known to us to own beneficially more than 5% of our outstanding common shares. As used in the table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this annual report. Common shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding these options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 24,678,063 common shares outstanding as of May 14, 2002.

                                                        Number of    Percentage
                                                          Shares     of Shares
                                                       Beneficially Beneficially
Name of Beneficial Owner                                 Owned(1)     Owned(2)
------------------------                               ------------ ------------
Aliant Inc. ("Aliant")
 (held through Aliant Horizons Inc.)..................  7,209,749      29.22%
Compagnie Financiere Alcatel
 (held through its subsidiary, Alcatel Canada Inc.)...  3,986,856      16.16%
Whitecastle Investments Limited
 ("Whitecastle")......................................  2,464,927       9.99%
Celtic House International ("Celtic House")
 (held through 3841553 Canada Inc.)...................  2,454,675       9.95%

Notes:
(1) Number of shares beneficially owned by Aliant, Alcatel Canada Inc. ("Alcatel") and Celtic House obtained from shareholder list provided by the Corporation's transfer agent, as at May 14, 2002. Whitecastle share information provided by Whitecastle.
(2) Based on 24,678,063 common shares outstanding on May 14, 2002.

   As of the close of business on May 14, 2002, CDS & Co. as nominee on behalf of The Canadian Depository for Securities Limited ("CDS") was the registered holder of 7,189,740 Common Shares representing approximately 29.13% of the outstanding Common Shares and Cede & Co as nominee on behalf of The Depository Trust Company ("DTC") was the registered holder of 3,154,038 Common Shares representing approximately 12.78% of the outstanding Common Shares. It is, however, management's understanding that the Common Shares registered in the name of CDS or DTC are held by various brokers and other parties on behalf of clients and others (including certain of the principal holders named above).

   Except as disclosed above, as at May 14, 2002, the current directors and officers of the Corporation as a group owns directly or indirectly or exercised control or direction over a total of 179,448 Common Shares representing approximately 0.73% of the issued and outstanding Common Shares.

   The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

   As of the close of business on May 14, 2002, our registrar and transfer agent reported that there were 24,678,063 common shares issued and outstanding. Of those common shares issued and outstanding, 21,223,520 common shares were registered to Canadian residents (78 holders of record) and the remaining 3,454,543 common shares were registered to United States residents (seven holders of record). No common shares were registered to residents of other foreign countries.

   To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

   There are no arrangements known to us, the operation of which may at a subsequent date result in a change of control of our company.

B.Related Party Transactions

   The following describes the significant transactions entered into between us and our directors, executive officers, shareholders, and affiliates of the shareholders in the fiscal year ended February 28, 2002. All future transactions between any of these parties and us will be subject to approval by a majority of the non-employee members of the board.

Technology Agreements

   On April 16, 1999, we entered into a licensing agreement with NBTel. Pursuant to this agreement, NBTel received a perpetual, non-exclusive license to use DTV Manager in the Province of New Brunswick for cash consideration of C$500,000 and future one-time per subscriber payments decreasing from C$150 to C$80 based on the number of active NBTel subscribers to DTV Manager in New Brunswick. In addition, the license agreement provides for the annual payment of fees for maintenance and technical support services in an amount equal to 20% of the total license fees, including the initial fee and cumulative subscriber royalties. If requested by NBTel we have agreed to provide consulting and training services at then current rates.

   On December 16, 1999, NBTel assigned the license agreement to Aliant, and the license agreement was amended to include a license for our pcVu software product and to expand the geographic territory of the license to the Provinces of Nova Scotia, Prince Edward Island and Newfoundland on an exclusive basis. In connection with the assignment and amendment, Aliant agreed to pay us cash consideration amounting to C$900,000, of which C$500,000 was recognized as revenue upon delivery of our pcVu software in February 2000, C$200,000 was recognized as revenue when it became due on January 31, 2001, and the remaining C$200,000 was recognized as revenue when it became due on January 31, 2002. As of February 28, 2002, the final payment of C$200,000 was outstanding. Under the amended agreement, the future one-time per subscriber payments based on the number of subscribers also applies to subscribers in Nova Scotia, Prince Edward Island and Newfoundland. In accordance with the amended agreement, MTT, the incumbent local exchange carrier in the Province of Nova Scotia and a subsidiary of Aliant, has licensed and has commercially deployed DTV Manager.

   On January 16, 2001, the license agreement was further amended to include a sale of 40,000 subscriber-based licenses for C$3.2 million. C$1.6 million was recognized in February 2001 as it became due and C$1.6 million was recognized in February 2002 when it became due. As of February 28, 2002, all payments were received.

   In the year-ended February 28, 2002, we recorded revenues from Aliant totalling $109,000 in license fees, $1.0 million in one-time per subscriber royalty payments, and $174,000 in services revenues.

   In addition, we have supplied NBTel and Aliant with set-top boxes at little or no mark-up above our cost. We received revenues of $462,000 in fiscal 1999, $180,000 in fiscal 2000, $1.0 million in fiscal 2001 and zero in fiscal 2002 from the sales of set-top boxes to NBTel and Aliant.

   In November 1999, we entered into a license agreement with Newbridge Networks Corporation ("Newbridge"), which was then one of our principal shareholders and is now Alcatel Canada Ltd. Pursuant to this agreement, Newbridge received a license to use DTV Manager for internal testing purposes at six technical laboratories. The license also permitted Newbridge to use DTV Manager in sales and marketing demonstrations of its hardware products. In exchange for the license, we received switching equipment from Newbridge that enables the prioritized transmission of voice, Internet and television data in high-speed, networked environments. We have used this equipment for research and development purposes. The transaction was recorded at the fair value of the equipment, which amounted to $102,000. In connection with the transaction, we recorded license fee revenues for the same amount. In February 2000, we amended the license agreement to provide Newbridge with the opportunity to purchase additional twelve-month site licenses for demonstration purposes. As of February 28, 2001 we had received aggregate cash consideration of C$40,000 for these additional licenses and $17,000 for a 90-day trial license. We have supplied Newbridge with set-top boxes for laboratory test installations at little or no mark-up above our cost. We received $23,000 in fiscal 2000, $17,000 in fiscal 2001 and nil in fiscal 2002 from the sales of set-top boxes to Newbridge.

Financings, Loans and Inter-Company Arrangements

   During the year ended February 28, 2000, the Minister of Economic Development, Tourism and Culture for the Province of New Brunswick, through an application filed by Newbridge, indirectly granted us a repayable government assistance loan in the amount of C$2.6 million and a forgivable loan in the amount of C$640,000, to assist us in creating research and development employment in the Province of New Brunswick. The forgivable loan was fully forgiven and recognized in the statement of operations as forgiveness of debt. The repayable loan is repayable in annual instalments equal to 1.5% of the license fee revenues of the immediately preceding year, and the balance, if any, is due on February 25, 2006. The repayable loan is interest-free until February 25, 2006 and, if not paid at that date, thereafter will bear interest at 6.3% per annum. As of February 28, 2002, we have repaid C$145,000 of the principal of the repayable loan.

   In September 2000, we issued warrants to purchase Common Shares to four of our principal shareholders at the time and one other shareholder for an aggregate purchase price of $10,000,000. These warrants were automatically exercised in October 2000. In accordance with the terms of the warrants, each warrantholder was entitled to receive upon completion of a sale of Common Shares to outside investors, for no additional consideration, a number of shares per warrant which reflected the price paid per Common Share by outside investors. As a result of the October 2000 sale of Common Shares to America Online, Inc. and Cisco Systems, Inc. at $11.00 per share, 1.11 Common Shares per warrant were issued upon exercise of the warrants. This resulted in the issuance of the following numbers of Common Shares to these four principal shareholders: 205,157 to Alcatel, 371,001 to Aliant, 126,312 to Celtic House and 137,727 to Whitecastle.

Leases

   The Corporation subleases a portion of its principal executive offices from NBTel. Of the approximately 25,000 square feet that ImagicTV occupies at its principal executive offices, it subleases approximately 17,000 square feet from NBTel at a cost of approximately $222,000 per year. The lease on such facility is month-to-month.

C. Interests of Experts and Counsel

  Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

   For our consolidated financial statements, see "Item 18. Financial
Statements."

   Export sales constitute a significant portion of our total sales volume. The total volume of export sales from Canada for the fiscal year ended February 28, 2002 was approximately $2.1 million representing 50% of our total sales.

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

B. Significant Changes

  Since February 28, 2002, there have been no significant changes in our financial condition or results of operations.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

  The common shares are registered shares. CIBC Mellon Trust Company acts as transfer agent in

   Canada and ChaseMellon Shareholder Services, L.L.C. acts as transfer agent in the U.S. We first offered our shares through an initial public offering conducted in November 2000. See "Markets" in "Item 9. The Offer and Listing." The following tables show for the periods indicated the high and low closing market prices for trading taking place on both the Nasdaq National Market ("Nasdaq") and the Toronto Stock Exchange ("TSE"):

                                             Year Ended February 28, 2002
                                         --------------------------------------
                                              Nasdaq               TSE
                                         ----------------  --------------------
                                         (in U.S. dollars) (in Canadian dollars)
Share Market Prices
High....................................      $2.88               $4.49
Low.....................................       0.47                0.74

                                                   Nasdaq
                         -----------------------------------------------------------
                                                Quarter Ended
                         -----------------------------------------------------------
                         30-Nov-00 28-Feb-01 31-May-01 31-Aug-01 30-Nov-01 28-Feb-02
                         --------- --------- --------- --------- --------- ---------
                                              (in U.S. dollars)
Share Market Prices
High....................  $ 9.00    $ 7.56     $2.88     $1.22     $0.79     $1.06
Low.....................    6.75      2.00      1.18      0.62      0.47      0.74
                                                     TSE
                         -----------------------------------------------------------
                                                Quarter Ended
                         -----------------------------------------------------------
                         30-Nov-00 28-Feb-01 31-May-01 31-Aug-01 30-Nov-01 28-Feb-02
                         --------- --------- --------- --------- --------- ---------
                                            (in Canadian dollars)
Share Market Prices
High....................  $14.00    $11.30     $4.49     $1.87     $1.25     $1.74
Low.....................   10.15      3.05      1.75      0.90      0.74      1.18
                                                   Nasdaq
                         -----------------------------------------------------------
                                                 Month Ended
                         -----------------------------------------------------------
                         30-Nov-01 31-Dec-01 31-Jan-02 28-Feb-02 31-Mar-02 30-Apr-02
                         --------- --------- --------- --------- --------- ---------
                                              (in U.S. dollars)
Share Market Prices
High....................  $ 0.79    $ 1.02     $1.06     $0.97     $0.97     $1.03
Low.....................    0.52      0.74      0.88      0.82      0.81      0.78
                                                     TSE
                         -----------------------------------------------------------
                                                 Month Ended
                         -----------------------------------------------------------
                         30-Nov-01 31-Dec-01 31-Jan-02 28-Feb-02 31-Mar-02 30-Apr-02
                         --------- --------- --------- --------- --------- ---------
                                                                (in Canadian dollars)
Share Market Prices
High....................  $ 1.25    $ 1.57     $1.74     $1.55     $1.57     $1.65
Low.....................    0.84      1.18      1.34      1.33      1.25      1.25

Note: The period ending November 30, 2000 began with the inception of our shares trading after our initial public offering on November 21, 2000.

B. Plan of Distribution

  Not applicable.

C. Markets

   Our common shares are listed on The Nasdaq National Market under the symbol "IMTV" and on

   The Toronto Stock Exchange under the symbol "IMT."

   On March 6, 2002, we received a letter from Nasdaq notifying us that for the last 30 consecutive trading days the price of our common shares had closed below the $1.00 minimum per share closing bid price requirement for continued inclusion on The Nasdaq National Market. If we are not able to demonstrate compliance with the $1.00 minimum closing bid price requirement by June 4, 2002, Nasdaq will provide written notification that our common shares are being delisted.

   If we determine that we will not satisfy the $1.00 minimum bid price requirement for continued inclusion in The Nasdaq National Market by June 4, 2002, we intend to apply to transfer the common shares to The Nasdaq SmallCap Market where we can maintain our trading symbol and expect to have the same liquidity afforded by The Nasdaq National Market. To transfer, we must satisfy the continued inclusion requirements for The Nasdaq SmallCap Market, which makes available an extended grace period until at least September 3, 2002, for attaining compliance with the $1.00 minimum closing bid price requirement. We also may qualify for an additional 180 day grace period beyond September 3, 2002, to attain compliance with the $1.00 bid price requirement. If we submit a transfer application and pay the applicable listing fees by June 4, 2002, initiation of the delisting proceedings will be stayed pending the staff's review of the transfer application.

   There is a risk that our application to transfer to The Nasdaq SmallCap Market may be denied. If our application is denied, we will have the ability to appeal the delisting action; however, on appeal, management will be required to present a compelling case to the Listing Qualifications Panel as to why the delisting should not proceed.

   We are currently in compliance with all listing requirements on The Toronto Stock Exchange and expect to remain so in the foreseeable future.

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

   The annual and special meeting of holders of common shares of ImagicTV Inc. will be held at the Saint John Trade & Convention Centre, One Market Square, Saint John, New Brunswick E2L 4Z6 on Thursday, June 27, 2002 at 10:00 a.m., Atlantic time.

   The Board of Directors has fixed the close of business on Tuesday, May 21, 2002 as the record date for the determination of the Shareholders entitled to receive notice of, and to vote at, the meeting.

  (e) Limitations on Ownership

   There are no provisions in the bylaws or articles of incorporation of the Company regarding limitations on the right to own securities.

  (f) Change of Control

   There are no provisions in the bylaws or articles of incorporation that would have the effect of delaying, deferring or preventing a change of control of ImagicTV.

  (g) Ownership Threshold

   There are no provisions in the bylaws or articles of incorporation governing the ownership threshold above which shareholder ownership must be disclosed.

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

  . a corporation, including an entity treated as a corporation for the United States federal income tax purposes, organized in or under the laws of the United States or any state thereof (including the District of Columbia);

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

   This summary does not purport to address all aspects of Canadian federal income and U.S. federal income taxation that may be relevant to a U.S. Holder, and does not take into account the U.S. federal income tax consequences to U.S. Holders that may be subject to special rules (including, but not limited to, tax-exempt entities, U.S. expatriates, financial institutions, insurance companies, broker-dealers, traders in securities, investors liable for alternative minimum tax, investors that own (directly, indirectly or by attribution) 10% or more of our voting shares, investors that hold shares as part of a straddle, hedging, conversion or integrated transaction, or investors whose functional currency is not the U.S. dollar). If a partnership (including an entity treated as a partnership for federal income tax purposes) holds shares, the United States federal income tax treatment will generally depend on the status of the partner and the activities of the partnership. Furthermore, this summary does not address U.S. state, local or other (such as U.S. estate or gift) or Canadian provincial or territorial tax consequences of the acquisition, ownership and disposition of shares. Holders of shares should consult their own tax advisers as to the particular Canadian federal, provincial and territorial tax and U.S. federal, state and local income and other tax consequences to them of the acquisition, ownership and disposition of shares. The summary that follows is generally limited to U.S. Holders that hold the shares as capital assets for U.S. and Canadian federal income tax purposes. A share will generally be considered to be a capital asset to a U.S. Holder (for Canadian tax purposes) unless the holder holds it as inventory in the course of carrying on a business or acquired it in a transaction or transactions considered to be an adventure in the nature of a trade.

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

Passive Foreign Investment Company Considerations

   We believe, based on our income, assets and activities, that we should not be treated as a passive foreign investment company for U.S. federal income tax purposes for our taxable year ended February 28, 2002 or any preceding taxable year. However, an actual determination of passive foreign investment company status is fundamentally factual in nature and it is possible that we could nonetheless be treated as a passive foreign investment company for U.S. federal income tax purposes for such taxable year or preceding taxable years. Further, there can be no assurance that we will not be or become a passive foreign investment company in the future.

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

   If we were classified as a passive foreign investment company at any time during the period in which a U.S. holder owned shares, unless the U.S. Holder timely made one of specific available elections, a special tax regime would apply to both:

  . any "excess distribution," which would be such U.S. Holder's share of distributions on the shares in any year that are greater than 125% of the average annual distributions on the shares received by the U.S. Holder in the three preceding years or the U.S. Holder's holding period for the shares, if shorter; and

  . any gain realized on the sale or other disposition of the shares held by the U.S. Holder.

   Under this regime, any excess distribution and any gain so realized would be treated as ordinary income and would be subject to tax as if:

  . the excess distribution or gain had been realized ratably over the U.S. Holder's holding period;

  . the excess distribution or gain allocable to prior taxable years in which we were classified as a passive foreign investment company had been subject to tax at the highest applicable tax rate; and

  . the interest charge generally applicable to underpayment of tax had been imposed on the taxes deemed to have been payable in each of those years in which we were classified as a passive foreign investment company.

   In addition, the estate of an individual U.S. Holder who dies while owning shares may not be eligible to step up the tax basis of the shares.

   If we are classified as a passive foreign investment company during any taxable year in which a U.S. holder holds shares, we will continue to be treated as a passive foreign investment company with respect to such shares in subsequent taxable years notwithstanding our failure to meet either of the passive foreign investment company tests in such subsequent years, unless the U.S. Holder elects to "purge" our passive foreign investment company status by treating the shares as disposed of in a taxable transaction under the excess distribution rules described above.

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

F. Dividends and Paying Agents

   As noted in "Consolidated Statements and Other Financial Information" in "Item 8. Financial Information," we have never declared or paid dividends and do not anticipate paying cash dividends in the foreseeable future.

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

   You may review a copy of this annual report, including exhibits and schedules filed with it, at the SEC's public reference facility in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.

20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

   You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above, and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

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

   Copies of any documents referred to in this annual filing and filed with the SEC can be obtained without charge by contacting our Corporate Secretary, c/o ImagicTV Inc., One Brunswick Square, 14th Floor, Saint John, New Brunswick, Canada, telephone number: (506) 631-3000. In order to obtain timely delivery of these documents, you must request this information no later than seven business days before the date on which you would like to receive the documents

I. Subsidiary Information

  Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   With respect to quantitative information about market risk, we currently do not use derivative instruments. With respect to qualitative information, see "Management's Discussion and Analysis--Impact of Foreign Exchange Rate Exposure and Impact of Interest Rate Exposure" in "Item 5. Operating and Financial Review and Prospects."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Not applicable.

                                    PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.Use of Proceeds

   We completed our initial public offering pursuant to a registration statement on Form F-1 (File

   No. 333-48452) which was declared effective by the SEC on November 20, 2000. The managing underwriters of the syndicate were Merrill Lynch & Co., Chase H & Q and CIBC World Markets. Prior to our initial public offering we had approximately $22.4 million in cash and cash equivalents. We had $68.6 million in cash and cash equivalents on hand following our initial public offering and our September and October private placements. The net proceeds from our initial public offering were $46.2 million. As of May 14, 2002 we had used approximately $25.2 million of these proceeds for sales and marketing activities, research and development and for working capital and general corporate purposes, including severance and other costs related to our November 2001 restructuring. We expect to continue to use the proceeds in this way in the future. Pending this use, the proceeds invested in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of Canada or the United States. See "Developments in Fiscal 2001" in "Item 4. Information on the Company" for further details.

ITEM 15.[RESERVED]

ITEM 16.[RESERVED]

                                   PART III

ITEM 17.FINANCIAL STATEMENTS

   We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.FINANCIAL STATEMENTS

                 INDEPENDENT AUDITORS' REPORT TO SHAREHOLDERS

   We have audited the consolidated balance sheets of ImagicTV Inc. as at February 28, 2002 and February 28, 2001, and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 28, 2002, February 28, 2001 and February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   With respect to the consolidated financial statements for the years ended February 28, 2002, and February 28, 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended February 29, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and February 28, 2001 and the results of its operations and its cash flows for the years ended February 28, 2002, February 28, 2001 and February 29, 2000 in accordance with Canadian generally accepted accounting principles.

[LOGO]

Chartered Accountants

Toronto, Canada

March 25, 2002

                                 ImagicTV Inc.
                          Consolidated Balance Sheets
            [In thousands of U.S. dollars, except number of shares]

                                                       February 28, February 28,
                                                           2001         2002
                                                       ------------ ------------
Assets
Current assets:
  Cash and cash equivalents (note 2)..................   $ 46,414     $ 45,641
  Short-term investments (note 2).....................     14,346          359
  Accounts receivable, trade..........................      4,240          305
  Accounts receivable, trade--related parties.........      1,440          143
  Instalment receivables..............................        705           --
  Inventory...........................................        295           --
  Prepaid expenses, deposits and other receivables....      1,436          904
                                                         --------     --------
Total current assets..................................     68,876       47,352
                                                         --------     --------
Capital assets (note 3)...............................      2,970        2,133
                                                         --------     --------
Total assets..........................................   $ 71,846     $ 49,485
                                                         ========     ========
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable....................................   $  1,055     $    667
  Accrued liabilities.................................      2,973          793
  Payable to related parties..........................        850          290
  Deferred revenue....................................      1,119          437
  Current portion of long-term debt (note 4)..........         72            9
                                                         --------     --------
Total current liabilities.............................      6,069        2,196
                                                         --------     --------
Long-term debt (note 4)...............................      1,577        1,496
                                                         --------     --------
Shareholders' equity (note 5):
  Authorized:
    Unlimited common shares, no par value
    Unlimited preferred shares, no par value
  Issued and outstanding:
    24,669,336 Common Shares
     (February 28, 2001--24,592,624)..................     87,678       85,698
    Nil preferred.....................................         --           --
  Deferred stock-based compensation...................     (2,670)        (393)
  Accumulated deficit.................................    (20,282)     (38,986)
  Cumulative currency translation adjustments.........       (526)        (526)
                                                         --------     --------
Total shareholders' equity............................     64,200       45,793
                                                         --------     --------
Total liabilities and shareholders' equity............   $ 71,846     $ 49,485
                                                         ========     ========

See accompanying notes to the consolidated financial statements

Signed on behalf of the Board of Directors

[LOGO]                                  [LOGO]
Peter G. Jollymore, Chairman            Carey Diamond, Director

                                 ImagicTV Inc.
                     Consolidated Statements of Operations
            [In thousands of U.S. dollars, except per share amounts]

                                           Year ended   Year ended   Year ended
                                          February 29, February 28, February 28,
                                              2000         2001         2002
                                          ------------ ------------ ------------
Revenues:
  License fees..........................    $ 1,384      $  4,770     $    631
  Royalty fees..........................         --         1,288        1,197
  Services..............................        393         1,791        2,387
  Equipment.............................        321         1,150           --
                                            -------      --------     --------
Total revenues..........................      2,098         8,999        4,215
                                            -------      --------     --------
Cost of revenues:
  Services..............................        657         2,379        2,603
  Equipment.............................        331         1,068           --
                                            -------      --------     --------
Total cost of revenues..................        988         3,447        2,603
                                            -------      --------     --------
Gross profit............................      1,110         5,552        1,612
                                            -------      --------     --------
Operating expenses:
  Sales and marketing...................      2,325         7,763        8,928
  Research and development..............      4,084         7,967        7,151
  General and administrative............        827         2,815        4,582
  Restructuring expense.................         --            --        1,162
                                            -------      --------     --------
Total operating expenses................      7,236        18,545       21,823
                                            -------      --------     --------
Loss from operations....................     (6,126)      (12,993)     (20,211)
Interest income, net....................        121         1,133        1,656
Forgivable government assistance (note
 4).....................................        434            --           --
Foreign exchange gain (loss)............        (31)          426          (28)
                                            -------      --------     --------
Loss before provision for income taxes..     (5,602)      (11,434)     (18,583)
Provision for income taxes (note 7).....        (44)          (24)        (121)
                                            -------      --------     --------
Net loss................................    $(5,646)     $(11,458)    $(18,704)
                                            =======      ========     ========
Basic and diluted net loss per share
 (note 10)..............................    $ (0.40)     $  (0.58)    $  (0.76)
                                            =======      ========     ========
Weighted average number of shares used
 in computing basic and diluted net loss
 per share (000s).......................     13,968        19,796       24,606

See accompanying notes to the consolidated financial statements

                                 ImagicTV Inc.

                Consolidated Statements of Shareholders' Equity
                         (In thousands of U.S. dollars)

                                         Deferred Stock-             Cumulative
                         Common Shares        Based                   Currency       Total
                         --------------  Compensation on Accumulated Translation Shareholders'
                         Number Amount    Stock Options    Deficit   Adjustment     Equity
                         ------ -------  --------------- ----------- ----------- -------------
Balances, February 28,
 1999................... 11,131 $ 5,658      $   --       $ (3,178)     $  13       $ 2,493
 Net loss...............     --      --          --         (5,646)        --        (5,646)
 Reporting currency
 translation
 adjustments............     --      --          --             --         28            28
 Issuance of shares for
 cash...................  6,418   8,831          --             --         --         8,831
                         ------ -------      ------       --------      -----       -------
Balances, February 29,
 2000................... 17,549  14,489          --         (8,824)        41         5,706
 Net loss...............     --      --          --        (11,458)        --       (11,458)
 Amortization of
 deferred stock-based
 compensation...........     --      --         550             --         --           550
 Deferred stock-based
 compensation...........     --   3,220      (3,220)            --         --            --
 Reporting currency
 translation
 adjustments............     --      --          --             --       (567)         (567)
 Issuance of shares for
 cash...................  7,044  69,969          --             --         --        69,969
                         ------ -------      ------       --------      -----       -------
Balances, February 28,
 2001................... 24,593  87,678      (2,670)       (20,282)      (526)       64,200
 Net loss...............     --      --          --        (18,704)        --       (18,704)
 Amortization of
 deferred stock-based
 compensation...........     --      --         317             --         --           317
 Deferred stock-based
 compensation...........     --  (1,960)      1,960             --         --            --
 Issuance of shares for
 cash...................     76     (20)         --             --         --           (20)
                         ------ -------      ------       --------      -----       -------
Balances, February 28,
 2002................... 24,669 $85,698      $ (393)      $(38,986)     $(526)      $45,793
                         ====== =======      ======       ========      =====       =======

See accompanying notes to consolidated financial statements

                                 ImagicTV Inc.
                     Consolidated Statements of Cash Flows
                         (In thousands of U.S. dollars)

                                          Year Ended   Year Ended   Year Ended
                                         February 29, February 28, February 28,
                                             2000         2001         2002
                                         ------------ ------------ ------------
Cash flows from operating activities:
  Net loss..............................   $(5,646)     $(11,458)    $(18,704)
  Items not involving cash:
    Depreciation and amortization.......       483         1,169        1,864
    Non-monetary transaction (note
     9(b))..............................      (102)           --           --
    Stock-based compensation............        --           550          317
    Write-down of capital assets on
     restructuring......................        --            --          211
  Change in operating assets and
   liabilities:
    Accounts receivable, trade..........    (1,160)       (2,893)       3,935
    Accounts receivable, trade--related
     parties............................      (312)         (748)       1,297
    Instalment receivables..............        --          (979)         705
    Inventory...........................       234          (302)         295
    Prepaid expenses, deposits, and
     other receivables..................     1,052        (1,281)         532
    Accounts payable and accrued
     liabilities........................       289         3,510       (2,568)
    Due to related parties..............       286           556         (560)
    Deferred revenue and customer
     deposits...........................     1,099          (238)        (683)
                                           -------      --------     --------
  Cash used in operating activities.....    (3,777)      (12,114)     (13,359)
                                           -------      --------     --------
Cash flows from investing activities:
  Purchases of capital assets...........      (992)       (2,964)      (1,237)
  Sale (purchase) of short-term
   investments, net.....................        --       (14,346)      13,987
                                           -------      --------     --------
  Cash from (used in) investing
   activities...........................      (992)      (17,310)      12,750
                                           -------      --------     --------
Cash flows from financing activities:
  Issuance of common shares, net of
   share issue costs....................     8,831        69,969          (20)
  Proceeds (repayment) of long-term
   debt.................................     1,763           (20)        (144)
                                           -------      --------     --------
  Cash from (used in) financing
   activities...........................    10,594        69,949         (164)
                                           -------      --------     --------
Effect of foreign currency exchange
 adjustments............................       (32)         (507)          --
                                           -------      --------     --------
Increase (decrease) in cash and cash
 equivalents............................     5,793        40,018         (773)
Cash and cash equivalents, beginning of
 year...................................       603         6,396       46,414
                                           -------      --------     --------
Cash and cash equivalents, end of year..   $ 6,396      $ 46,414     $ 45,641
                                           =======      ========     ========
Supplemental cash flow information:
  Cash paid for taxes...................   $    44      $     37     $    125
  Cash received for interest............   $    --      $    697     $  2,052

See accompanying notes to consolidated financial statements

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

1.Significant accounting policies:

   These financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with accounting principles generally accepted in Canada which, except as disclosed in note 12, conform in all material respects with accounting principles generally accepted in the U.S.

  (a)Consolidation:

      These consolidated financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries, iMagicTV (US), Inc., and iMagicTV (UK) Limited. All intercompany transactions and balances are eliminated on consolidation.

  (b)Currency translation:

      The functional currency of ImagicTV is the U.S. dollar. Transactions of the Canadian parent company and fully integrated foreign subsidiaries which are denominated in currencies other than the U.S. dollar are translated into U.S. dollars using the temporal method. Exchange gains and losses arising from these transactions are included in the results of operations for the year. Transactions of foreign subsidiaries which are considered self-sustaining, and therefore the functional currency is the local currency, are translated using the current rate method and resulting exchange gains and losses are recorded as Cumulative Currency Translation Adjustments in Shareholders' Equity.

  (c)Use of estimates:

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

  (d)Cash and cash equivalents and short-term investments:

      All highly liquid investments, with an original term to maturity of three months or less at the time of purchase, are classified as cash equivalents. Investments with a term to maturity of more than three months but less than one year are classified as short-term investments.

  (e)Inventory:

      Inventory is recorded at the lower of cost, determined on an average cost basis, and net realisable value.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

  (f)Capital assets:

      Capital assets are stated at cost, net of accumulated depreciation and amortisation, and, other than leasehold improvements, are depreciated over their estimated useful lives. Leasehold improvements are recorded at cost and are amortized over the lesser of their useful lives or the term of the related lease. Expenditures for maintenance and repairs have been charged to the statements of operations as incurred.

    Depreciation and amortisation are computed using the straight-line method as follows:

                Computer hardware              2 years
                Office furniture and equipment 5 years
                Leasehold improvements         Term of lease
                Software licenses              2 years

      ImagicTV regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected undiscounted future cash flows to be generated by the asset. If the carrying value exceeds the undiscounted future cash flows, a write-down is charged to the statement of operations for the excess. During the year-end February 28, 2002, ImagicTV recorded a write-down of capital assets as part of the restructuring plan discussed in note 6.

  (g)Revenue recognition:

      ImagicTV's revenues are derived primarily from license fees (which include installation), royalty fees and service elements. Service elements, which include maintenance and technical support, training, consulting and other services, are not essential to the functionality of ImagicTV's licensed products.

      In cases where ImagicTV sells a multi-element arrangement, the fees are allocated to the elements based on ImagicTV-specific objective evidence of each element's fair value. Vendor-specific objective evidence used in determining the fair value of license revenues is based on the price charged by ImagicTV when the same element is sold separately to a customer of a similar size and nature. Vendor-specific objective evidence used in determining the fair value of training, consulting and other services is based on the standard daily rates per diem for the type of service being provided multiplied by the estimated time to complete the task. Vendor-specific objective evidence used in determining the fair value of maintenance and technical support is based on the annual renewal rates. Fees related to the delivery of multi-element arrangements are non-refundable.

      For arrangements where ImagicTV cannot establish vendor-specific objective evidence of fair value for the delivered license portion of the arrangement, ImagicTV uses the residual method to recognize revenue. Under the residual method, for arrangements where ImagicTV can establish vendor-specific objective evidence for all undelivered elements, which are typically service and maintenance, ImagicTV allocates that value to the revenue relating to the undelivered elements and records the remaining value of the contract as license revenue.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

      Revenues from product elements consist primarily of license and royalty fees. Up front licence fees are recognized when a contract with a customer has been executed, delivery and acceptance of the software have occurred, the license fee is fixed and determinable, and collection of the related receivable is deemed probable by management. Royalty fees are either in the form of a non-refundable one-time royalty payment for a preset number of subscribers, a one-time per subscriber activation royalty payment or a monthly royalty fee based upon the number of active subscribers at the end of each month. Non refundable one-time royalty payments for a fixed number of subscribers are recorded as revenue when it is determined that the software has been delivered and accepted, the collection of the amount is probable and ImagicTV has no further obligations related to the provision of the royalty license. One-time royalty activation payments are recognized quarterly based on the net increase in the number of subscribers at the end of each quarter. Monthly royalty fees are recognized monthly based on the number of active subscribers at the end of each month.

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

      Product revenues that have been recognized as revenues under ImagicTV's revenue recognition policy but for which the cash proceeds are not yet due are reflected as instalment receivables. Instalment receivables primarily represent future instalment payments on license fee revenue, which are due within 12 months from the balance sheet date.

  (h)Research and development expenses:

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

  (i)Investment tax credits:

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

(k) Stock-based compensation:

  ImagicTV uses the intrinsic value method to account for its stock-based employee compensation plan. As such, deferred stock-based compensation is recorded if it is determined that, on the date of grant, the fair market value of the underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option. Stock options granted to consultants and other non-employees are accounted for using the fair value method. Under this method, options granted are recognized at their fair value as services are performed and options are earned.

(l) Fair value:

  Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, trade accounts receivable for trade-related parties, instalment receivables, accounts payable, payable to related parties and accrued liabilities. The carrying values for these financial instruments approximate their fair values due to the relatively short periods to maturity of the instruments. In addition, the carrying value of long-term debt obligation approximates its fair values. ImagicTV determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses for instruments having similar terms and financing characteristics.

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

   At February 28, 2002, 96% of the accounts receivable were concentrated with two customers. At February 28, 2001, 77% of the accounts receivable were concentrated with five customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

2. Cash and cash equivalents and short-term investments:

   All short-term debt securities are classified as held to maturity because ImagicTV has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortisation of premiums and accretion discounts to maturity. ImagicTV owns no short-term investments that are considered to be trading securities nor available for sale securities.

   The components of cash and cash equivalents and short-term investments are summarized as follows (in thousands):

                                                       February 28, February 28,
                                                           2001         2002
                                                       ------------ ------------
Cash and cash equivalents:
 Cash.................................................   $ 1,332      $ 1,891
 Corporate commercial paper...........................        --        1,051
 Short-term debt securities...........................    45,082       42,699
                                                         -------      -------
 Net book value.......................................   $46,414      $45,641
                                                         =======      =======
Short-term investments:
 Corporate commercial paper...........................   $14,116      $    --
 Term deposit.........................................       230          359
                                                         -------      -------
Net book value........................................   $14,346      $   359
                                                         =======      =======

3. Capital assets:

                                                       February 28, February 28,
                                                           2001         2002
                                                       ------------ ------------
Computer hardware.....................................    $2,156       $2,177
Office furniture and equipment........................     1,419        1,299
Leasehold improvements................................       300          419
Software licenses.....................................       427          751
                                                          ------       ------
                                                           4,302        4,646
Less: accumulated depreciation and amortisation.......     1,332        2,513
                                                          ------       ------
Net book value........................................    $2,970       $2,133
                                                          ======       ======

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

4. Long-term debt:

   During the year ended February 29, 2000, ImagicTV, through an application filed by Newbridge Networks Corporation (now Alcatel Canada Ltd.) (an ImagicTV shareholder), was granted a government assistance loan ("Repayable Loan") in the amount of $1,766,000 and a forgivable loan ("Forgivable Loan") in the amount of $434,000 by the Government of the Province of New Brunswick, Canada, to assist ImagicTV in creating research and development employment in New Brunswick. The Forgivable Loan was fully forgiven as advanced and recognized in the statement of operations as forgivable government assistance. The Repayable Loan is unsecured and repayable in annual instalments equal to 1.5% of the license fee revenues of the immediately preceding year, and the balance, if any, is due on February 25, 2006. The Repayable Loan is interest-free until February 25, 2006 and, if not paid at that date, thereafter will bear interest at 6.3% per annum. In addition, the Repayable Loan is subject to accelerated repayment if the total number of full-time employees employed in the Province of New Brunswick falls below 92 at any time during the year ended February 28, 2002. As at February 28, 2002, the number of full-time employees employed in the Province of New Brunswick, being approximately 106, exceeded the prescribed amounts.

5. Shareholders' equity:

  (a) Description of shares:

    Common Shares

    Each outstanding common share is entitled to one vote at shareholder meetings and is entitled to receive dividends if, as, and when declared by the Board of Directors. Subject to the rights of holders of shares of any class-ranking senior to the common shares, holders of common shares are entitled to receive the remaining property or assets of ImagicTV in the event of liquidation, dissolution or winding-up. The common shares have no pre-emptive, redemption or conversion rights.

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

  (b) Common share issuances:

    (i) On December 17, 1999, ImagicTV issued 3,808,146 common shares to a group of investors for cash consideration, net of costs, of $6,144,000.

    (ii) During the year ended February 29, 2000, ImagicTV issued an aggregate of 791,694 common shares to employees for total cash consideration, net of costs, of $1,011,000.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

    (iii) During the year ended February 29, 2000, pursuant to the Pre-emptive Rights granted to the shareholders of ImagicTV in the Shareholders' Agreement, the Company issued 1,818,261 common shares for cash consideration of $1,676,000.

    (iv) In July 2000, ImagicTV's Board of Directors authorized a private placement of up to $25,000,000, of which $10,000,000 was reserved for specified existing shareholders. On September 19, 2000, ImagicTV issued warrants to purchase common shares to five existing shareholders for a total cash consideration of $10,000,000. In October 2000, in connection with the additional private placements described in (v) below, the share purchase warrants were converted into 909,061 common shares.

    (v) In October 2000, ImagicTV issued 272,719 common shares to America Online, Inc. for aggregate proceeds of $3,000,000 and 1,090,875 common shares to Cisco Systems, Inc. for aggregate proceeds of $12,000,000.

    (vi) On November 21, 2000, ImagicTV completed its initial public offering of 4,750,000 common shares for net proceeds of $46,200,000. In connection with the initial public offering, all of ImagicTV's outstanding Class A common shares, Class B common shares and Class C common shares were converted into a single new class of common shares on a one-for-one basis. In addition, ImagicTV effected a share split on a 1.1636-for-1 basis. ImagicTV also created a class of preferred shares issuable in series, none of which have been issued. ImagicTV's share capital and earnings
           (loss) per share have been restated on a retroactive basis to give effect to the conversion of the shares to a single new class of common shares and the share split.

    (vii) During the year ended February 28, 2001 ImagicTV issued 21,382 common shares to employees on the exercise of options for cash consideration of $18,000.

    (viii) During the year ended February 28, 2002 ImagicTV issued 76,712 common shares to employees on the exercise of options for cash consideration of $54,000.

  (c) Stock option plan:

    On December 17, 1999, ImagicTV established a Share Option Plan (the "1999 Plan"). The 1999 Plan allows for the granting of options to acquire common shares to employees, consultants and directors of ImagicTV and its affiliates. Options granted under the 1999 Plan have a maximum term of seven years and an exercise price per share of no less than the fair market value of the common shares as determined by the Board of Directors on the date of the option grant. The options vest annually over four years. ImagicTV has reserved 3,511,825 common shares, for issuance under the 1999 Plan, provided that the Board of Directors has the right to increase the number of shares reserved.

    ImagicTV's Board of Directors adopted a new share option plan on November 9, 2000 (the "2000 Plan"). The 2000 Plan does not affect options granted under its 1998 or 1999 Plans. No new options will be granted under the 1998 or 1999 Plans. The compensation committee of ImagicTV's Board of Directors administers the 2000 Plan and determines, among other things, the persons eligible to participate in the 2000 Plan and the vesting periods and other attributes of individual options. The 2000 Plan provides for the grant of options to employees, officers and directors of, and consultants to, ImagicTV and its affiliates.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

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

   A summary of the status of ImagicTV's options as of February 28, 2002 is as follows:

                                            Weighted
          Range of         Number      Average Remaining          Number of
       Exercise Prices   of Options Contractual Life (Years) Options Exercisable
       ---------------   ---------- ------------------------ -------------------
       $ 0.54--$ 0.62      558,984            3.39                  466,160
       $ 0.73--$ 0.95      762,252            4.78                  362,978
       $ 1.07--$ 2.80    1,193,040            5.36                  423,053
       $ 7.04--$ 11.17     210,599            5.67                   53,883
       ---------------   ---------            ----                ---------
            Total        2,724,875            4.82                1,306,074
       ===============   =========            ====                =========

   The following table summarizes options issued:

                              February 29, 2000          February 28, 2001          February 28, 2002
                          -------------------------- -------------------------- --------------------------
                                         Weighted                   Weighted                   Weighted
                            Number       Average       Number       Average       Number       Average
                          of Options  Exercise Price of Options  Exercise Price of Options  Exercise Price
                          ----------  -------------- ----------  -------------- ----------  --------------
Outstanding, beginning
 of period..............    849,428       $0.64      2,188,155       $0.96       3,565,339      $2.02
Granted.................  1,399,234        1.21      1,588,903        3.51         515,611       1.00
Cancelled...............    (60,507)       0.91       (190,337)       2.30      (1,279,363)      2.30
Exercised...............         --          --        (21,382)       0.80         (76,712)      0.71
                          ---------       -----      ---------       -----      ----------      -----
Outstanding, end of
 period.................  2,188,155       $0.96      3,565,339       $2.02       2,724,875      $1.93
                          =========       =====      =========       =====      ==========      =====
Options exercisable, end
 of period..............    295,205       $0.63        804,960       $0.82       1,306,074      $1.24
                          =========       =====      =========       =====      ==========      =====

   To February 28, 2002, all stock options have been granted to employees, officers and directors of ImagicTV. For the year ended February 28, 2002, ImagicTV recorded nil deferred stock-based compensation (February 28, 2001-- $3,220,000; February 29, 2000--nil) relating to options issued to employees. During the year ended February 28, 2002, ImagicTV recorded a recovery of deferred stock-based compensation of $1,960,000 (February 28, 2001--nil; February 29, 2000--nil) representing the net book value of options that were cancelled and not fully vested under ImagicTV's option plan. Amortisation of deferred stock-based compensation of $317,000 has been recorded as an operating expense for the year ended February 28, 2002 (February 28, 2001-- $550,000; February 29, 2000--nil).

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)
6. Restructuring charge:

   In response to the continued slowdown in capital spending in the telecommunications industry and the resulting decrease in ImagicTV's expected revenues, ImagicTV has undertaken measures to streamline operations. On November 14, 2001, ImagicTV adopted a restructuring plan, which reduced the number of global employees, reduced discretionary marketing expenses, and introduced new tools and processes to increase development productivity and improve efficiencies in our software demonstration and installation activities. As a result of these efforts, ImagicTV recorded a restructuring charge of $1,162,000 in the year ended February 28, 2002, which included severance related costs for 76 employees and the write-down of excess capital assets to their net recoverable amounts.

   The following table summarizes the charges:

                                                     Cumulative
                                                      drawdown       Provision
                                      Year Ended  -----------------  balance at
                                     February 28,   Cash   Non-cash February 28,
                                         2002     Payments Charges      2002
                                     ------------ -------- -------- ------------
Restructuring charge:
 Severance..........................    $  909      $775     $ --       $134
 Stock-based compensation charges...        42        --       42         --
 Write-down of capital assets.......       211        --      211         --
                                        ------      ----     ----       ----
Total charge........................    $1,162      $775     $253       $134
                                        ======      ====     ====       ====

7. Income taxes:

   The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before provision for income taxes. The sources and tax effects of the differences are as follows (in thousands):

                                                     Fiscal Year Ended
                                            -----------------------------------
                                            29-Feb-2000 28-Feb-2001 28-Feb-2002
                                            ----------- ----------- -----------
Statutory rate applied to loss before
 provision for income taxes................   $(2,583)    $(5,157)    $(8,195)
Adjustments resulting from:
 Change in enacted rates...................        --          --       2,858
 Lower tax rates in other countries........        --          --         (58)
 Stock-based compensation not deducted for
  tax......................................        --         249         140
 Large corporation tax.....................        44          24           7
 Other.....................................        62          62          35
                                              -------     -------     -------
Sub-total..................................    (2,477)     (4,822)     (5,213)
Change in valuation allowance..............     2,521       4,846       5,092
                                              -------     -------     -------
Income taxes...............................   $    44     $    24     $   121
                                              =======     =======     =======

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

   Significant components of ImagicTV's deferred tax assets are as follows (in thousands):

                                                                 As at
                                                        -----------------------
                                                        28-Feb-2001 28-Feb-2002
                                                        ----------- -----------
 Research and development expenses deferred for income
  tax purposes.........................................   $ 3,911     $ 4,582
 Net operating losses carried forward..................     4,674       9,685
 Share issue costs.....................................     2,419       1,568
 Reserves..............................................        --          32
 Fixed assets..........................................      (229)         --
                                                          -------     -------
Deferred tax assets....................................    10,775      15,867
Less valuation allowance...............................   (10,775)    (15,867)
                                                          =======     =======
Total..................................................   $    --     $    --
                                                          =======     =======

   In addition to the above, to the extent that ImagicTV is able to utilize the research and development expenses that have been deferred for income tax purposes to reduce taxable income, ImagicTV will have available investment tax credits of approximately $2,829,000 as at February 28, 2002 and $2,251,000 as at February 28, 2001 that would be available to reduce income taxes otherwise payable and which begin expiring in 2010.

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which ImagicTV operates, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, ImagicTV will need to generate future taxable income of approximately $42,000,000 prior to the expiration of the net operating losses carried forward. Due to the uncertainties related to the industry in which ImagicTV operates and the uncertainty of generating taxable income prior to the expiration of losses carried forward, the tax benefit of the above carryforward amounts have been completely offset by a valuation allowance.

   In accordance with income tax law in Canada, research and development expenses may be deducted in periods subsequent to the period incurred. The amounts set out in the table above represent research and development expenses in the consolidated statement of operations that will be deductible in future years for income tax purposes.

   As of February 28, 2002, ImagicTV had approximately $25,465,000 of operating losses carried forward available to reduce future years' taxable income in Canada. These losses and deductions expire as follows: 2005-- $42,000; 2006--$853,000; 2007--$2,760,000; 2008--$6,180,000; and 2009 -
$15,630,000.

8. Segmented information:

   ImagicTV operates in a single reportable operating segment, that is, to provide software products to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenues from the sale of software and related services. As of

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

   February 28, 2002, substantially all assets related to ImagicTV's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows (in thousands):

                                                    Fiscal Year Ended
                                          --------------------------------------
                                          February 29, February 28, February 28,
                                              2000         2001         2002
                                          ------------ ------------ ------------
Revenue by geographic location:
 Canada..................................   $ 1,362       $3,757       $2,128
 United States...........................        --        3,699        1,273
 Europe..................................       736        1,543          651
 Asia Pacific............................        --           --          163
                                            -------       ------       ------
                                            $ 2,098       $8,999       $4,215
                                            =======       ======       ======

   For the year ended February 28, 2002, Aliant Inc. accounted for approximately 30% of the total revenues. In addition, two other customers, Saskatchewan Telecommunications and CenturyTel Service Group, LLC accounted for 17% and 17%, respectively, of the total revenues. In the year ended February 28, 2001, Aliant Inc. accounted for approximately 28% of total revenues. In addition, three other customers, CenturyTel Service Group, LLC, Nortel Networks Inc. and Boardwalk Equities accounted for 18%, 10% and 10%, respectively, of total revenues. In the year ended February 29, 2000, Aliant Inc. (formerly NBTel) accounted for 38% of total revenues. In addition, two other customers, Kingston Vision and Saskatchewan Telecommunications accounted for 31% and 16%, respectively, of total revenues.

9. Related-party transactions:

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

      The initial license agreement dated April 16, 1999 included multiple elements including the delivery of DTV Manager version 1.0 and DTV Manager version 2.0, installation and maintenance and support. For accounting purposes, the entire non-refundable

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

      cash consideration was allocated to the various elements based on the specific evidence of their values. DTV Manager version 1.0 was delivered shortly after the execution of the agreement. DTV Manager version 2.0 was not available for delivery at that time. The license fee revenue was deferred until November 1999, the date at which ImagicTV delivered and installed DTV Manager version 2.0. The maintenance fee is being recognized on a straight-line basis over the term of the maintenance contract. The future one-time royalty payments based on net new subscribers are recognized as earned.

      Of the additional C$900,000 in consideration to be received in connection with the Aliant Inc. amendment, C$500,000 was recognized as revenue upon the delivery of pcVu in February 2000, C$200,000 was recognized as revenue when it became due on January 31, 2001 and the remaining C$200,000 was recognized as revenue when it became due on January 31, 2002. As of February 28, 2002, the final payment of C$200,000 was outstanding.

      Of the C$3,200,000 for the sale of 40,000 subscriber based licence fees, C$1,600,000 was recognized in February 2001 as it became due and C$1,600,000 was recognized in February 2002 when it became due. As of February 28, 2002, all payments were received.

      ImagicTV also sells set-top boxes, at little or no mark-up, to NBTel and Aliant for distribution to their subscribers. Revenue related to the sale of set-top boxes to NBTel amounted to $180,000 for the year ended February 29, 2000, $1,039,000 for the year ended February 28, 2001, and nil for the year ended February 28, 2002.

      ImagicTV reimburses NBTel for certain operating expenses incurred on its behalf, including premises rent, communications, and corporate services.

  (b) Newbridge Networks Corporation (now Alcatel Canada Ltd.):

      In November 1999, ImagicTV entered into an agreement with a shareholder, Newbridge Networks Corporation ("Newbridge"), whereby Newbridge received a license to use ImagicTV's product for demonstration purposes in exchange for equipment supplied by Newbridge. The transaction was recorded at the fair value of the equipment received from Newbridge amounting to $102,000. In connection with this transaction, ImagicTV recorded license revenues in the same amount.

      In February 2000, ImagicTV entered into an amendment to the above agreement, which provided Newbridge with additional licences to use ImagicTV's product for demonstration purposes. The term of the additional site licences were one year, expiring on February 7, 2001. As of February 28, 2001, ImagicTV sold additional licenses to Newbridge for aggregate cash consideration of $40,000.

      In June 2000, ImagicTV provided Newbridge with a 90-day trial license for $17,000 that was used for demonstration purposes.

      ImagicTV has also supplied Newbridge with set-top boxes at little or no mark-up above cost.

  (c) America Online, Inc. and CISCO Systems Inc.:

      In October 2000, ImagicTV entered into a memorandum of understanding with America Online agreeing to provide America Online with up to $3,000,000 in research and

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

  development services, calculated at ImagicTV's commercial rates for consulting and development services and based on pricing and other terms no less favourable than that received by any third-party. Of this amount, ImagicTV is obligated to expend $500,000 to conduct investigative research and development to be specified by the parties.

  The obligation to perform the remaining $2,500,000 in services for continued research and development is contingent upon America Online entering into a trial or commercial license with ImagicTV for its software. To date, ImagicTV had not entered into any licensing arrangements or agreements with America Online. The memorandum of understanding does not contain any contractual commitment that would require ImagicTV to license its software to America Online. America Online and ImagicTV are to negotiate in good faith the ownership and licensing rights of the intellectual property resulting from any research and development activities. At the date of these financial statements, ImagicTV had not entered into any agreements in this regard with America Online.

  The common shares issued to America Online (note 5(v)) do not contain any terms or conditions, including any put or redemption rights, that would cause ImagicTV to repay or refund any of the proceeds received for the common shares sold to America Online. Moreover, there are no contractual commitments that would require ImagicTV to pay or refund America Online any cash or other consideration if ImagicTV failed to perform under the memorandum of understanding or if America Online failed to take advantage of ImagicTV's commitment to provide services under the memorandum of understanding.

  In connection with ImagicTV's private placement to Cisco Systems, it granted Cisco Systems a right of first negotiation. Pursuant to this right of first negotiation, if ImagicTV's Board of Directors receives a bona fide offer to acquire ImagicTV or all or substantially all of ImagicTV's assets from any of three specified entities, or if ImagicTV's Board of Directors votes to initiate a sale to any of these three specified entities of 25% or more of ImagicTV's total voting equity or all or substantially all of ImagicTV's assets, ImagicTV must, within 24 hours, give Cisco Systems notice of the terms of the sale proposal. After ImagicTV delivers this notice, Cisco Systems will have ten days to submit a proposal to ImagicTV's Board of Directors to acquire ImagicTV at a price to be set out in the proposal. Accordingly, under the limited circumstances described above, Cisco Systems has been granted an option to make an offer to acquire ImagicTV. If ImagicTV's Board of Directors decides to pursue Cisco Systems' proposal, ImagicTV has agreed to negotiate in good faith exclusively with Cisco Systems for a period of ten days. However, (a) if Cisco Systems does not submit a proposal within ten days of receipt of ImagicTV's notice, (b) if Cisco Systems' proposal is not pursued by ImagicTV's Board of Directors or (c) if Cisco Systems and ImagicTV fail to mutually agree on the terms of a transaction, then the right of first negotiation expires as to that proposal, and ImagicTV can negotiate and enter into a definitive agreement with the entity that made the initial proposal. Further, this right of first negotiation terminates (1) in the event that Cisco Systems owns less than 50% of the common shares it purchased on October 6, 2000 or (2) upon the date of the closing of the acquisition of all or substantially all of ImagicTV's assets or an acquisition of ImagicTV by another entity in which the holders of ImagicTV's outstanding voting equity immediately prior to the transaction own, immediately after the transaction, securities representing less than 50% of the voting equity of the surviving entity.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

(d) Innovatia Inc.:

    In December 2000, ImagicTV entered into an agreement with Innovatia Inc., a wholly owned subsidiary of Aliant Inc. According to this agreement, Innovatia was to provide ImagicTV with consulting services by utilizing Innovatia's Living Lab environment to assist in the development, marketing and sale of ImagicTV products and create an environment in the Living Lab for ImagicTV to test new services in a production environment. ImagicTV's commitment was to pay C$50,000 per month from December 2000 to May 2001 with the option to renew for a further 6 months. For the year ended February 28, 2001, ImagicTV recorded an expense of C$150,000 in relation to this agreement.

    During the year ended February 28, 2002, ImagicTV elected to renew the agreement for a further six months, extending it to November 30, 2001. For the year ended February 28, 2002, ImagicTV recorded an expense of C$450,000 in relation to this agreement.

    The following table summarizes the related party transactions and balances (in thousands):

                                                    Fiscal Year Ended
                                          --------------------------------------
                                          February 29, February 28, February 28,
                                              2000         2001         2002
                                          ------------ ------------ ------------
   Related party transactions:
   Revenues License fees.................     $671        $ 116        $ 109
   Royalty fees..........................       --        1,249        1,001
   Services..............................      110          168          299
   Equipment.............................      205        1,052           --
   Operating expenses....................      469          805        1,029
   Interest income.......................       87           --           --

                                                               As of
                                                   -----------------------------
                                                   February 28, February 28,
                                                       2001         2002
                                                   ------------ ------------
   Related party balances:
   Accounts receivable, trade.....................    $1,440        $143
   Deferred revenues..............................        27         219
   Accounts payable...............................       850         290

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

10. Loss per share:

   Loss per share has been calculated based on the weighted average number of common shares outstanding. Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares issuable on the exercise of share options, that could potentially dilute basic loss per share in the future, based on the treasury stock method, amounted to 344,000 for the period ended February 28, 2002 (1,649,000--February 28, 2001;
442,000--February 29, 2000).

11. Commitments:

   Future minimum lease payments under non-cancellable operating leases for premises are as follows (in thousands):

                                                                     As at
                                                               February 28, 2002
                                                               -----------------
2003..........................................................       $767
2004..........................................................        554
2005..........................................................        560
2006..........................................................        412
2007..........................................................         --
2008 and thereafter...........................................         --

   Included in the lease commitments above are amounts related to an operating lease with a shareholder, NBTel, for office premises. The lease expired on February 28, 2001 and ImagicTV exercised its renewal option of one year. Rental expense under this lease amounted to $290,000 for the year ended February 28, 2002, $250,000 for the year ended February 28, 2001, and $270,000 for the year ended February 29, 2000.

12. Canadian and U.S. accounting policy differences:

   The consolidated financial statements of ImagicTV have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. There are no material measurement differences between Canadian GAAP and U.S. GAAP that apply to the consolidated financial statements. Additional disclosures required under U.S. GAAP include the following:

  (a) Other disclosures:

      Included in accrued liabilities at February 28, 2002 are accrued vacation pay expenses of $144,000. At February 28, 2001 vacation pay expenses of $302,000 and initial public offering costs of $1,401,000 were included in accrued liabilities.

      Included in general and administrative operating expenses for the year ended February 28, 2002 is $856,000 of bad debt expense (nil for the year ended February 28, 2001, nil for the year ended February 29,
      2000).

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

  (b) Recent accounting pronouncements:

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is no longer permitted. In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No. 142 must be adopted starting with fiscal years beginning after December 15, 2001. In August 2001, the Accounting Standards Board ("AcSB") issued Handbook Section 1581, "Business Combinations", and Handbook Section 3062, "Goodwill and Other Intangible Assets", which are consistent with SFAS No. 141 and SFAS No. 142, respectively, except for certain remaining generally accepted accounting principles differences, including the accounting for purchased in-process research and development. The impact of adopting the provision of SFAS No. 141, No. 142 and Section 1581 and 3062 will not have any effect on ImagicTV's financial statements as ImagicTV has not completed any business combinations since inception.

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. ImagicTV is currently assessing the impact of SFAS No. 144 on its financial position and results of operations.

      In December 2001, the AcSB issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. ImagicTV's current accounting policy as it relates to stock-based compensation complies with the US GAAP. ImagicTV's current account policy is an acceptable method of accounting for stock-based compensation and other stock-based payments under Section 3870 and therefore ImagicTV does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

  (c) SFAS 123 pro forma information:

        SFAS No. 123, "Employee Stock Compensation" encourages, but does not require, the recording of compensation costs related to stock options granted to employees to be valued at fair value. For companies choosing not to adopt the fair value measurement for stock-based compensation, the pronouncement requires the disclosure of pro forma net income and net income (loss) per share information as if ImagicTV had accounted for its stock options issued under the fair value method. ImagicTV has elected not to adopt the recording of compensation cost for employee stock options at fair value and, accordingly, a summary of the pro forma impact on the statement of operations granted to employees is presented in the table below (in thousands of dollars, except per share amounts):

                                                       Fiscal Year Ended
                                                   ----------------------------
                                                   February  February  February
                                                   29, 2000  28, 2001  28, 2002
                                                   --------  --------  --------
       Net loss................................... $(5,646)  $(11,458) $(18,704)
       Compensation expense related to the fair
        value of stock options....................     (69)     (160)      (163)
                                                   -------   --------  --------
       Pro forma net loss......................... $(5,715)  $(11,618) $(18,867)
                                                   =======   ========  ========
       Pro forma net loss per share............... $ (0.41)  $  (0.59) $  (0.77)
                                                   =======   ========  ========

        The fair value of each option granted prior to ImagicTV becoming a publicly traded company in November 2000 have been estimated at the date of grant using the minimum value method and by applying the following assumptions: weighted average risk-free interest rate of 5.88% for the year ended February 28, 2001, and 5.76% for the year ended February 29, 2000; a dividend yield of 0%; and expected terms equal to the option vesting period.

        The fair value of each option granted between the date ImagicTV became a publicly traded company and February 28, 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 130% for the period ended February 28, 2002 (109% for the year ended February 28, 2001), risk-free rate of return of 2.5% for the period ended February 28, 2002 (5.88% for the year ended February 28, 2001) and expected terms equal to the option vesting period.

        ImagicTV has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued was $0.84, $0.37 and $0.19 for the years ended February 28, 2002, February 28, 2001, and February 29, 2000, respectively.

  (d) Comprehensive Income:

        In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the years ended February 29, 2000 and February 28, 2001 the difference

                                 ImagicTV Inc.

                        (in thousands of U.S. dollars)

between net loss and comprehensive loss arises solely from reporting currency translation adjustments. As a result, total comprehensive loss amounted to $5,618,000 for the year ended February 29, 2000 and $12,025,000 for the year ended February 28, 2001. For the year ended February 28, 2002, there is no difference between net loss and comprehensive loss.

ITEM 19.EXHIBITS

   Documents filed as exhibits to this annual report:

   1.1 Articles of Incorporation of ImagicTV Inc. filed December 24, 1997 (as amended on June 30, 1998 and November 27, 2000) (incorporated by reference to
Exhibit 3.1 to our registration statement on Form F-1 (Registration No. 33-48452) (the "Registration Statement")).

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

   4.3 Form of 2000 Share Option Plan (incorporated by reference to Exhibit
10.3 of the Registration Statement).

   4.4 Loan Agreement between Newbridge Networks Corporation and ImagicTV Inc. (incorporated by reference to Exhibit 10.4 of the Registration Statement).

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

   4.16 Form of Share Purchase Warrant (incorporated by reference to Exhibit
10.17 of the Registration Statement).

   4.17 Executive Employment Agreement, dated May 25, 2001, between ImagicTV and Nigel Bealing.

   4.18 Executive Employment Agreement, dated March 1, 2001, between ImagicTV and Norm Bier.

   4.19 Executive Employment Agreement, dated May 7, 2002, between ImagicTV and Gerald Pond.

   8.0 Subsidiaries of ImagicTV Inc. (incorporated by reference to Exhibit
21.1 to the Registration Statement).

  10.1 Consent of KPMG LLP.

                                   SIGNATURE

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 14, 2002

ImagicTV Inc.

Per: /s/ Jeffrey White
  Jeffrey White, Chief Financial Officer

                               INDEX TO EXHIBITS

 Number                         Description of Document
 ------                         -----------------------
 1.1    Articles of Incorporation of ImagicTV Inc. filed December 24, 1997 (as amended on June 30, 1998 and November 27, 2000) (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1
        (Registration No. 33-48452) (the "Registration Statement")).
 1.2    Bylaws of ImagicTV Inc. (incorporated by reference to Exhibit 3.4 to the Registration Statement).
 4.1    Employee Share Option Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement).
 4.2    Form of Share Option Agreement with respect to the Employee Share
        Option Plan (incorporated by reference to Exhibit 10.2 of the
        Registration Statement).
 4.3    Form of 2000 Share Option Plan (incorporated by reference to Exhibit
        10.3 of the Registration Statement).
 4.4    Loan between Newbridge Networks Corporation and ImagicTV Inc.
        (incorporated by reference to Exhibit 10.4 of the Registration
        Statement).
 4.5    Technology Transfer Agreement, dated January 1, 1998, between ImagicTV
        Inc. and The New Brunswick Telephone Company, Ltd. (incorporated by reference to Exhibit 10.5 of the Registration Statement).
 4.6    Technology Transfer Option Agreement, dated January 5, 1998, between
        ImagicTV Inc., 506048 N.B. Ltd. And The New Brunswick Telephone
        Company, Ltd. (incorporated by reference to Exhibit 10.6 of the
        Registration Statement).
 4.7    Development Agreement, dated January 5, 1998, between ImagicTV Inc.,
        506048 N.B. Ltd and the New Brunswick Telephone Company, Ltd.
        (incorporated by reference to Exhibit 10.7 of the Registration
        Statement).
 4.8    Licensing Agreement, dated April 19, 1999, between ImagicTV and The New
        Brunswick Telephone Company, Ltd., together with a Novation and
        Amendment Agreement to Licensing Agreement and Set-Top Box Supply and
        Software Licensing Agreement, dated December 16, 1999, between ImagicTV
        Inc., NBTel and Aliant Telecom Inc. (incorporated by reference to
        Exhibit 10.8 of the Registration Statement).
 4.9    Executive Employment Agreement, dated July 26, 2000, between iMagicTV and Marcel LeBrun (incorporated by reference to Exhibit 10.9 of the
        Registration Statement).
 4.10   Executive Employment Agreement, dated July 14, 2000, between ImagicTV and Marjean Henderson (incorporated by reference to Exhibit 10.10 of the Registration Statement).
 4.11   Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Allan Cameron (incorporated by reference to Exhibit 10.11 of the
        Registration Statement).
 4.12   Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Gerry Verner (incorporated by reference to Exhibit 10.13 of the
        Registration Statement).
 4.13   Form of Management Option Agreement (incorporated by reference to
        Exhibit 10.14 of the RegistrationStatement).
 4.14   Share Subscription Agreement, as amended, made as of September 29,
        2000, between ImagicTV Inc. and America Online, Inc. (incorporated by reference to Exhibit 10.15 of the Registration Statement).
 4.15   Share Subscription Agreement, as amended, made as of September 29,
        2000, between ImagicTV Inc. and Cisco Systems, Inc., including separate
        Board Observation Rights and Right of First Negotiation Letter, made as of the same date (incorporated by reference to Exhibit 10.16 of the
        Registration Statement).
 4.16   Form of Share Purchase Warrant (incorporated by reference to Exhibit
        10.17 of the Registration Statement).
 4.17   Executive Employment Agreement, dated May 25, 2001, between ImagicTV and Nigel Bealing.
 4.18   Executive Employment Agreement, dated March 1, 2001, between ImagicTV and Norm Bier.
 4.19   Executive Employment Agreement, dated May 7, 2002, between ImagicTV and
        Gerald Pond.
 8.0    Subsidiaries of ImagicTV Inc. (incorporated by reference to Exhibit
        21.1 to the Registration Statement).
 10.1   Consent of KPMG LLP.