Form 20-F/A
period 2002-02-28
IMAGICTV INC
filed 2002-07-29
CIK 1123713

     As filed with the Securities and Exchange Commission on July 29, 2002

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Amendment No. 1
                                      to
                                  FORM 20-F/A
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the transition period from     to

  Commission file number:          0-31943
                               ---------------
                                 ImagicTV Inc.
                        ------------------------------
            (Exact name of Registrant as specified in its charter)

                                Not applicable
                        ------------------------------
                (Translation of Registrant's name into English)

                                    Canada
                        -------------------------------
                (Jurisdiction of incorporation or organization)

                One Brunswick Square, 14th Floor, Saint John,
                         New Brunswick, Canada E2L 3Y2
                        ------------------------------
                   (Address of principal executive offices)

  Securities registered or to be registered pursuant to Section 12(b) of the
     Act.
                                     None
                        ------------------------------

  Securities registered or to be registered pursuant to Section 12(g) of the
     Act.
                          Common shares, no par value
                        ------------------------------

  Securities for which there is a reporting obligation pursuant to Section
     15(d) of the Act.
                                     None
                        ------------------------------

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
               24,669,336 Common Shares as of February 28, 2002
                        ------------------------------

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

                         Item 17  [   ]Item 18  [ X ]

This Form 20-F/A is being filed solely to correct pages 70-71 and Exhibit 10.1 of ImagicTV Inc.'s Form 20-F for the fiscal year ended February 28, 2002 (the "Original Form 20-F"), as filed with the Securities and Exchange Commission on May 22, 2002, to include the signatures of KPMG LLP (page 70 and Exhibit 10.1) and Peter G. Jollymore and Carey Diamond (page 71), which were inadvertently omitted from the electronic version of the Original Form 20-F as filed with the Securities and Exchange Commission.

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

KPMG LLP
Chartered Accountants

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
                                                         ========     ========

See accompanying notes to the consolidated financial statements

Signed on behalf of the Board of Directors

/s/ Peter G. Jollymore                  /s/ Carey Diamond
Peter G. Jollymore, Chairman            Carey Diamond, Director

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